As filed with the Securities and Exchange Commission on August 9, 2016

Registration No. 333-205992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOLKSWAGEN AUTO LEASE/LOAN

UNDERWRITTEN FUNDING, LLC

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	46-6540982
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-205992

Central Index Key Number of depositor: 0001182534

Central Index Key Number of sponsor: 0000833733

VW Credit, Inc.

(Exact name of sponsor as specified in its charter)

2200 Ferdinand Porsche Drive

Herndon, VA 20171

(703) 364-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Kevin McDonald, Esq.

2200 Ferdinand Porsche Drive

Herndon, VA 20171

(703) 364-7207

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	Louis C. Shansky, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020 (212) 506-2500

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Asset-Backed Notes	(2)	100%	(2)	(2)

(1)	Estimated for purposes of calculating the registration fee.
(2)	The registrant is registering an unspecified amount of Asset-Backed Notes in reliance on Rule 456(c) and Rule 457(s) of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act of 1933, as amended. $341,000 of the aggregate registration fee related to the securities to be offered hereby will be offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $2,500,000,000 unsold Asset Backed Notes registered under Registration Statement No. 333-185282, filed on December 5, 2012, and amended by Amendment No. 1 to Form S-3 filed on January 18, 2013, and Amendment No. 2 to Form S-3 filed on February 6, 2013.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell the notes described in this prospectus until we deliver a final prospectus. This prospectus is not an offer to sell these notes nor is it seeking an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated [                    ]

PROSPECTUS

$[        ]

Volkswagen Auto Loan Enhanced Trust 20[    ]-[    ]

Issuing Entity

Central Index Key Number: [                    ]

Volkswagen Auto Lease/Loan Underwritten Funding, LLC Depositor Central Index Key Number: 0001182534	VW Credit, Inc. Sponsor, Originator and Servicer Central Index Key Number: 0000833733

You should carefully read the “risk factors” beginning on page S-[    ] of this prospectus.

The notes will represent obligations of the issuing entity only and are not guaranteed by any person including Volkswagen Auto Lease/Loan Underwritten Funding, LLC, VW Credit, Inc. or any of their respective affiliates. Neither the notes nor the underlying receivables are insured or guaranteed by any governmental entity.

The following notes are being offered by this prospectus:

	Principal Amount	Interest Rate		Final Scheduled Payment Date	Expected Final Maturity Date
Class A-1 Notes	$		%
Class A-2 Notes	$		%
Class A-3 Notes	$		%
Class A-4 Notes	$	[LIBOR(2) +]	%
[Class B Notes]	$		%

Total	$

	Price to Public(1)	Underwriting Discount		Proceeds to the Seller
Per Class A-1 Note	$		%		%
Per Class A-2 Note	$		%		%
Per Class A-3 Note	$		%		%
Per Class A-4 Note	$		%		%
[Per Class B Note]	$		%		%

Total	$	$		$

(1)	Plus accrued interest, if any, from [ ].
[(2)	The interest rate on the Class A-4 notes will be based on one-month LIBOR. For a description of how one-month LIBOR is determined, see “[●]” in this prospectus.]

•	The notes are payable solely from the assets of the issuing entity, which consist primarily of motor vehicle retail installment sale contracts and/or installment loans that are secured by new and used automobiles, minivans and sport utility vehicles, [payments due under an interest rate [swap] [cap] agreement] [and funds on deposit in the reserve account.] [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in a pre-funding account on the closing date]. [[ ] will be the counterparty to the interest rate [swap] [cap] agreement.]

•	The issuing entity will pay interest and principal on the notes on the [ ] day of each month, or, if the [ ] is not a business day, the next business day, starting on [ ].

•	Credit enhancement for the notes offered hereby will consist of [a reserve account with an initial deposit of $[ ],] [subordinated certificates,] [excess interest on the receivables,] [overcollateralization [(in addition to the yield supplement overcollateralization amount)], ] [the risk retention reserve account with a deposit on the closing date of $[ ]] and [the yield supplement overcollateralization amount] [and, in the case of the Class A notes, by subordination of certain payments to the Class B noteholders].

•	The issuing entity will issue the notes described in the table above. The issuing entity will also issue certificates that represent fractional undivided interests in the issuing entity, will not bear interest, and are not being offered hereby. [One or more classes of notes may be retained by Volkswagen Auto Lease/Loan Underwritten Funding, LLC or conveyed to affiliates of Volkswagen Auto Lease/Loan Underwritten Funding, LLC.] [As described in “Summary—Credit Risk Retention,” Volkswagen Auto Lease/Loan Underwritten Funding, LLC will retain or convey to its affiliates a portion of each class of notes equal to 5% of the initial principal amount of that class.]

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee[(2)](3)
Asset-Backed Notes	$[●][(2)]	100%	$[●]	$[●]

(1)	Estimated solely for the purpose of calculating the registration fee.
[(2)	$[●] of the registration fee related to the securities offered hereby is being offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $[●] unsold Asset Backed Notes registered by under Registration Statement No. 333-185282, filed on December 5, 2012, and amended by Amendment No. 1 to Form S-3 filed on January 18, 2013, and Amendment No. 2 to Form S-3 filed on February 6, 2013.
(3)	$[●] has been previously paid.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[UNDERWRITERS]

The date of this prospectus is [                    ], [            ]

i

(continued)

(continued)

(continued)

CAPITALIZED TERMS

The capitalized terms used in this prospectus, unless defined elsewhere in this prospectus, have the meanings set forth in the glossary at the end of this prospectus.

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity and the notes offered by this prospectus.

You should rely only on the information contained in, or expressly incorporated by reference into, this prospectus. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the dates stated on the front cover page.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•	Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page S-[    ] of this prospectus.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain at no cost a paper copy of this prospectus from the depositor or from the underwriters.

In this prospectus, the terms “we”, “us” and “our” refer to Volkswagen Auto Lease/Loan Underwritten Funding, LLC.

WHERE YOU CAN FIND MORE INFORMATION

Volkswagen Auto Lease/Loan Underwritten Funding, LLC, as depositor, has filed a registration statement with the SEC relating to the notes. This prospectus is a part of our registration statement. This prospectus does not contain all of the information in our registration statement. For further information, please see our registration statement and the accompanying exhibits which we have filed with the SEC. This prospectus summarizes certain contracts and/or other documents. For further information, please see the copy of the contract or other document filed as an exhibit to the registration statement. Annual reports on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K and amendments to those reports will be prepared, signed and filed with the SEC by the depositor or the servicer on behalf of the issuing entity. You can obtain copies of the registration statement from the SEC upon payment of the prescribed charges, or you can examine the registration statement free of charge at the SEC’s offices. Reports and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, NE, Washington, D.C., 20549. Copies of the material can be obtained from the Public Reference Section of the SEC at 100 F. Street, NE, Washington D.C., 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Section by calling 1-800-732-0330. The SEC also maintains a site on the World Wide Web at http//www.sec.gov at which users can view and download copies of reports, proxy and information statements and other information filed electronically through the EDGAR system. Our SEC filings may be located by using the SEC Central Index Key (CIK) for the depositor, 0001182534. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this URL was inactive at the time we created any electronic version of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently printed information rather than contradictory information included in this prospectus. Information that will be incorporated by reference will be filed under the name of the issuing entity.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing us at Volkswagen Auto Lease/Loan Underwritten Funding, LLC, 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171 or calling us at (703) 364-7000.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly servicing reports containing information concerning the issuing entity, the notes and the receivables will be prepared by VW Credit, Inc. (“VW Credit”) and sent on behalf of the issuing entity to the indenture trustee, who will forward the same to Cede & Co., as nominee of the Depository Trust Company (“DTC”).

Owners of the notes may receive the reports by submitting a written request to the indenture trustee. In the written request you must state that you are an owner of notes and you must include payment for expenses associated with the distribution of the reports. [The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [        ]. The indenture trustee will forward a hard copy of the reports to each noteholder promptly after it becomes aware that the reports are not accessible on its Internet website. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [                    ]. The indenture trustee is obligated to notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.]

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. VW Credit, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Volkswagen Auto Loan Enhanced Trust [    ]” and file number [    ].

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS AUTHORIZED TO CARRY ON A REGULATED ACTIVITY (“AUTHORIZED PERSONS”) UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM, AS AMENDED (THE “FSMA”) OR TO PERSONS OTHERWISE HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (AS HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED.

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND NO ONE FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE ( EACH A “RELEVANT MEMBER STATE”) WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE, AS IMPLEMENTED IN THE RELEVANT MEMBER STATE, FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE OR SUPPLEMENT A PROSPECTUS PURSUANT TO ARTICLE 16 OF THE PROSPECTUS DIRECTIVE, IN EACH CASE, IN RELATION TO SUCH OFFER. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES. IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH OR SUPPLEMENT A PROSPECTUS FOR SUCH OFFER. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED, INCLUDING BY DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

Structural Diagrams

Flow of Funds1

(Prior to an Acceleration after an Event of Default)

[1]	For more information regarding priority of payments, see “Description of the Transfer Agreements and the Administration Agreement–Priority of Payments.”

SUMMARY OF TERMS

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of the offering.

THE PARTIES*

Issuing Entity/Trust

Volkswagen Auto Loan Enhanced Trust 20[    ]-[    ], a Delaware statutory trust, will be the “issuing entity” of the notes. The principal assets of the issuing entity will be a pool of receivables which are motor vehicle retail installment sale contracts and/or installment loans that are secured by new and used automobiles, minivans and sport utility vehicles.

Depositor/Seller

Volkswagen Auto Lease/Loan Underwritten Funding, LLC, a Delaware limited liability company and a wholly owned special purpose subsidiary of VW Credit, Inc., is the “depositor” of the issuing entity. The depositor will sell the receivables to the issuing entity. An affiliate of the depositor will be the initial holder of the issuing entity’s certificate.

You may contact the depositor by mail at 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171, or by calling (703) 364-7000.

Servicer/Sponsor

VW Credit, Inc., a Delaware corporation, known as “VW Credit” or the “servicer”, will service the receivables held by the issuing entity and is the “sponsor” of the transaction described in this prospectus. The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [1.00]%; (2) one-twelfth (or, in the case of the first payment date, [one-sixth]) and (3) the net pool balance of the receivables as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment income from amounts on deposit in the collection account and the principal distribution account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account.

As described in “Description of the Transfer Agreements and the Administration Agreement—Collection and Other Servicing Procedures,” subject to certain conditions, the servicer will be obligated to purchase any receivables affected by breaches by the servicer of certain of its duties and covenants with respect to those receivables. This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by the servicer of those duties and covenants.

Originator

VW Credit originated the receivables, which VW Credit will sell to the depositor. We refer to VW Credit as the “originator”. VW Credit will sell all of the receivables to be included in the receivables pool to the depositor and the depositor will sell those receivables to the issuing entity.

Administrator

VW Credit will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

Trustees

[    ], a [national banking association], will be the “indenture trustee”.

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

[    ], a [Delaware banking corporation], will be the “owner trustee”.

[[Swap] [Cap] Counterparty]

[[        ], a [        ], will be the “[swap] [cap] counterparty”] [insert disclosure required by Item 1115 of Regulation AB].

Asset Representations Reviewer

[    ], a [    ], will be the “asset representations reviewer”.

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class	Principal Amount	Interest Rate		Final Scheduled Payment Date
Class A-1 Notes	$	%
Class A-2 Notes	$	%
Class A-3 Notes	$	%
Class A-4 Notes	$	[LIBOR +]%
[Class B Notes	$	%	]

[The [Class A-4] notes are sometimes referred to as the “floating rate notes.”]

The issuing entity will also issue a subordinated and non-interest bearing “certificate” which represents an equity interest in the issuing entity and is not offered hereby. The certificateholder will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date.

The notes are issuable in a minimum denomination of $[100,000] and integral multiples of $1,000 in excess thereof.

The issuing entity expects to issue the notes on or about [        ], which we refer to as the “closing date”.

INTEREST AND PRINCIPAL

The issuing entity will pay interest on the notes monthly, on the [    ] day of each month (or, if that day is not a business day, on the next business day),

which we refer to as the “payment date”. The first payment date is [                    ]. On each payment date, payments on the notes will be made to holders of record as of the last business day preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date”.

Interest Payments

•	Interest on the [Class A-1 notes and the Class A-4] notes will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the following payment date.

•	[Interest on the Class A-2 notes and the Class A-3 notes will accrue from and including the 20th day of the calendar month preceding each payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the 20th day of the month in which such payment date occurs.]

•	Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

•	The issuing entity will pay interest on the Class A-1 notes [and the Class A-4 notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-4 notes, as applicable] will be the product of (i) the outstanding principal balance on the Class A-1 notes [and the Class A-4 notes, as applicable] before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date divided by 360.

•

The issuing entity will pay interest on the Class A-2 notes, the Class A-3 notes, [the Class A-4 notes][and the Class B notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2 notes, the Class

A-3 notes, [the Class A-4 notes][and the Class B notes] will be the product of (i) the outstanding principal balance of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding [                    ] (assuming a 30 day calendar month)), divided by 360.

•	Interest payments on all classes of Class A notes will have the same priority. [Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments of the Class A notes.]

Principal Payments

•	The issuing entity will generally pay principal on the notes monthly on each payment date in accordance with the payment priorities described below under “—Priority of Payments.”

•	The issuing entity will make principal payments of the notes based on the amount of collections and defaults on the receivables during the prior collection period.

•	This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments of the notes.

•	On each payment date, prior to the acceleration of the notes following an event of default, which is described below under “—Interest and Principal Payments after an Event of Default,” the issuing entity will distribute funds available to pay principal of the notes in the following order of priority:

(1)	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2 notes, until the Class A-2 notes are paid in full;

(3)	third, to the Class A-3 notes, until the Class A-3 notes are paid in full;

(4)	fourth, to the Class A-4 notes, until the Class A-4 notes are paid in full; and
[(5)	fifth, to the Class B notes, until the Class B notes are paid in full.]

•	[In addition, the issuing entity may make principal payments on the notes from funds on deposit in the pre-funding account, as described below under “The Transfer Agreements and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

•	All outstanding principal of a class of notes will be due on the related final scheduled payment date for that class.

Interest and Principal Payments after an Event of Default

On each payment date after an event of default under the indenture occurs [(other than an event of default based on the issuing entity’s breach of a covenant, representation or warranty)] and the notes are accelerated, after payment of certain amounts to the trustees and the servicer [and the swap counterparty], interest on the Class A notes will be paid ratably to each class of Class A notes and principal payments of each class of notes will be made first to Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of notes will receive principal payments, ratably, based on the aggregate outstanding principal balance of each remaining class of notes. [After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to noteholders of the Class B notes.] On each payment date after an event of default under the indenture occurs and the notes are accelerated as the result of the issuing entity’s breach of a covenant, representation or warranty, after payment of certain amounts to the trustees, the servicer [and the swap counterparty], interest on the Class A notes will be paid ratably to each class of Class A notes [followed by interest on the Class B notes]. Principal payments of each class of notes will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of Class A notes will receive principal payments, ratably, based on the outstanding principal amount of each remaining class of Class A notes until those other classes of Class A notes are paid in full. [Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full.] Payments of the foregoing amounts will be made from available funds and other amounts, including all amounts held on deposit in the reserve account. See “Description of the Transfer Agreements and the Administration Agreement—Rights Upon Event of Default” in this prospectus.

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth below under “—Priority of Payments.”

Optional Redemption of the Notes

If VW Credit is the servicer, then the servicer will have the right at its option to exercise a “clean-up call” and to purchase the receivables and the other issuing entity property (other than the reserve account) from the issuing entity on any payment date if, the outstanding net pool balance of the receivables as of the last day of the related collection period is less than or equal to [10]% of [the sum of (i)] the initial net pool balance as of the cut-off date [and (ii) the initial pre-funding deposit amount, if any]. (We use the term “net pool balance” to mean, as of any date, the aggregate outstanding principal balance of all receivables (other than defaulted receivables) of the issuing entity on such date.) If the servicer[, or any successor to the servicer], purchases the receivables and other issuing entity property (other than the reserve account) the purchase price will equal the greater of (a) the unpaid principal amount on the notes plus accrued and unpaid interest thereon up to but excluding that payment date (after giving effect to all distributions due on that payment date), [plus all amounts owing to the swap counterparty as of that payment date] and (b) the fair market value of the receivables and other issuing entity property (other than the reserve account). It is expected that at the time this option becomes available to the servicer, or any successor to the servicer, only the Class A-4 notes [and the Class B notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining available funds after the payments under clauses first through [fifth] set forth in “—Priority of Payments” below would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, (i) the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account to the collection account and (ii) the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than [10] days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

EVENTS OF DEFAULT

The occurrence and continuation of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and such default shall continue for a period of five business days;

•	default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture, which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal balance of the outstanding notes [of the Controlling Class] (it being understood that no servicer replacement event will result from a breach by the servicer of any covenant for which the repurchase of the affected receivable is specified as the sole remedy pursuant to the sale and servicing agreement);

•	any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal balance of the outstanding notes [of the Controlling Class]; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

[Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of [120] days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.]

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date or the redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary assets of the issuing entity will be a pool of motor vehicle retail installment sale contracts and/or installment loans secured by a combination of new and used automobiles, minivans and sport utility vehicles. We refer to these contracts and loans as “receivables”, to the pool of those receivables as the “receivables pool” and to the persons who financed their purchases or refinanced existing obligations with these contracts and loans as “obligors”. The receivables were underwritten in accordance with the originator’s underwriting criteria.

The receivables identified on the schedule of receivables delivered by VW Credit on the closing date will be transferred to the depositor by VW Credit and then transferred by the depositor to the issuing entity. The issuing entity will grant a security interest in the receivables and the other issuing entity property to the indenture trustee on behalf of the noteholders [and the swap counterparty].

The “issuing entity property” will include the following:

•	the receivables, including collections on the receivables after the applicable cut-off date (the cut-off date for the receivables sold to the issuing

entity on the closing date is [                    ], which we refer to as the [initial] “cut-off date”, [and the cut-off date for the receivables sold to the issuing entity on a funding date, the “subsequent cut-off date,” is the date specified in the notice relating to that funding date)];

•	security interests in the vehicles financed by the receivables, which we refer to as the “financed vehicles”;

•	all receivable files relating to the original motor vehicle retail installment sale contracts and/or loans evidencing the receivables;

•	[rights under the interest rate [swap] [cap] agreement and payments made by the [swap] [cap] counterparty under the interest rate [swap] [cap] agreement;]

•	any other property securing the receivables;

•	all rights of the originator under agreements with the dealers relating to receivables;

•	rights to proceeds under insurance policies that cover the obligors under the receivables or the financed vehicles;

•	amounts on deposit in the collection account, [the pre-funding account,] the reserve account, the principal distribution account [and the risk retention reserve account] accounts owned by the issuing entity and permitted investments of those accounts;

•	rights of the issuing entity under the sale and servicing agreement and the administration agreement and of the depositor, as buyer, under the purchase agreement; and

•	the proceeds of any and all of the above.

STATISTICAL INFORMATION

The statistical information in this prospectus is based on the receivables pool as of the cut-off date in the pool as of [    ], which we refer to as the “cut-off date”.

As of the close of business on the cut-off date, the receivables in the pool described in this prospectus had:

•	an aggregate receivables balance of $[ ];

•	a weighted average contract rate of [ ]%;

•	a weighted average original maturity of [ ] months; and

•	a weighted average remaining maturity of [ ] months.

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of Pool Assets” in this prospectus.

As described in “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus, under VW Credit’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a VW Credit credit analyst based on VW Credit’s electronic decisioning model. Applications that are not automatically approved are ultimately reviewed by a VW Credit credit analyst with appropriate approval authority. Approximately [    ]% of the net pool balance as of the cut-off date was automatically approved, while approximately [    ]% of the net pool balance as of the cut-off date was evaluated and approved by a VW Credit credit analyst with appropriate authority in accordance with VW Credit’s written underwriting guidelines. None of the receivables in the pool were originated with exceptions to VW Credit’s written underwriting guidelines, nor were any receivables in the pool approved after being automatically rejected by the electronic decisioning model.

In addition to the purchase of receivables from the issuing entity in connection with the servicer’s exercise of its clean-up call option as described above under “Interest and Principal—Optional Redemption of the Notes,” receivables may be repurchased from the issuing entity by the depositor or sponsor, in connection with the breach of certain representations and warranties concerning the characteristics of the receivables, or purchased by the servicer, in connection with the breach of certain servicing covenants, as described under “The Servicer.”

RECEIVABLES REPRESENTATIONS AND WARRANTIES

VW Credit and the depositor will each make certain representations and warranties regarding the characteristics of the receivables as of the cut-off date. Breach of these representations may, subject to certain conditions, result in VW Credit or the depositor, as applicable, being obligated to repurchase the related receivable. See “Description of the Transfer Agreements and the Administration Agreement—Sale and Assignment of Receivables and Related Security Interests.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by VW Credit or the depositor of those representations and warranties. If the issuing entity, the owner trustee or the indenture trustee requests that VW Credit or the depositor repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the depositor or VW Credit, as applicable, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under [”Description of the Transfer Agreements and the Administration Agreement—Representations and Warranties; Remedies—Dispute Resolution”] in this prospectus.

As more fully described in “Description of the Transfer Agreements and the Administration Agreement—Asset Representations Review” in this prospectus, if the aggregate amount of delinquent receivables exceeds certain thresholds then, subject to certain conditions, noteholders representing at least a majority of the voting noteholders may direct the asset representations reviewer to perform a review of the delinquent receivables for compliance with the representations and warranties made by VW Credit and the depositor. See “Description of the Transfer Agreements and the Administration Agreement—Asset Representations Review” in this prospectus.

[SUBSEQUENT RECEIVABLES]

[On the closing date, $[        ] of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the “pre-funding account.” We refer to the amount deposited in the pre-funding account on the closing date as the “pre-funded amount.” During the funding period (defined below), the issuing entity will use the amounts on deposit in the pre-funding account to acquire additional receivables from the depositor, which we refer to as “subsequent receivables,” for an amount equal to [    ]% of the aggregate principal balance of the subsequent

receivables as of the applicable subsequent cut-off date. The issuing entity may acquire subsequent receivables on any business day during the funding period (but no more than once a week) each of which we refer to as a “funding date.” Subsequent receivables must meet certain eligibility criteria as described in “The Receivables Pool” in this prospectus. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [    ]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

The funding period will begin on the closing date and will end on the earliest to occur of:

•	[ ], 20[ ];

•	the date on which the amount in the pre-funding account is $[10,000] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the end of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute those funds to noteholders as payment of principal. Such payments will be made either on a sequential or pro rata basis as described under “The Transfer Agreements and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

[THE REVOLVING PERIOD]

[The issuing entity will not make payments of principal on the notes on payment dates occurring during the revolving period.

The “revolving period” consists of the collection periods from the closing date through [        ] [Insert a date not to exceed three years from the closing date.], and the related payment dates. We refer to the collection periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Revolving Period” in this prospectus.

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor for the purpose of maintaining the initial aggregate principal balance of the receivables. Such additional receivables must meet certain eligibility criteria as described in “The Transaction Documents—Transfer and Assignment of the Receivables” and “The Receivables Pool” in this prospectus.

The amount of additional receivables will be determined by the amount of cash available from payments and prepayments on existing receivables. [There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial aggregate principal balance of the receivables.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the Revolving Period, to the extent applicable, in accordance with Items 1103(a)(5)(iii) and 1103(a)(5)(iv), respectively, of Regulation AB.] See “The Revolving Period” in this prospectus.]

PRIORITY OF PAYMENTS

On each payment date, except after the acceleration of the notes following an event of default, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account [and the risk retention reserve account] and amounts, if any, paid by the [swap] [cap] counterparty) in the following amounts and order of priority:

•	first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances[, expect available funds from the risk retention reserve account will not be used for this purpose];

•	second, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods[, expect available funds from the risk retention reserve account will not be used for this purpose as long as the servicer is VW Credit or an affiliate of VW Credit];

•	[third, to the swap counterparty, the Net Swap Payment;]

•	fourth, pro rata, (1) to the Class A noteholders, interest on the Class A notes; provided, that if there are not sufficient funds available to pay the entire amount of interest on the notes, the amount will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing; and [(2) to the Swap Counterparty any Senior Swap Termination Payments payable to the swap counterparty;]

•	fifth, to the principal distribution account for distribution to the noteholders pursuant to “Interest and Principal—Principal Payments” above, the First Allocation of Principal, if any;

•	[sixth, to the Class B noteholders, interest on the Class B notes;]

•	[seventh, to the principal distribution account for distribution to the noteholders pursuant to “Interest and Principal—Principal Payments” above, the Second Allocation of Principal;]

•	eighth, to the reserve account, any additional amounts required to increase the amount on deposit in the reserve account up to the specified reserve account balance;

•	[ninth, to the swap counterparty, any Subordinate Swap Termination Payment and any other amounts payable by the issuing entity to the swap counterparty and not previously paid;]

•	tenth, to pay to the owner trustee, the indenture trustee [and the asset representations reviewer], fees and expenses (including indemnification amounts) due and owing under the trust agreement, the indenture [and the asset review agreement], as applicable, which have not been previously paid; and

•	eleventh, to or at the direction of the certificateholder, any funds remaining.

The final distribution to any noteholder will be made only upon surrender and cancellation of the physical certificate representing that noteholder’s notes at an office or agency of the indenture trustee specified in a notice from the indenture trustee, in the name of and on behalf of the issuing entity.

Amounts deposited in the principal distribution account will be paid to the noteholders of the notes as described under “The Notes—Payments of Principal.”

For a description of the priority of payments following an event of default and acceleration of the notes, see “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments May Change Upon an Event of Default.”

CREDIT ENHANCEMENT

The credit enhancement provides protection for the [Class A notes and the Class B] notes against losses and delays in payment or other shortfalls of cash flow. The credit enhancement for the notes will be the [subordination of the certificate,] [the reserve account,] [overcollateralization (in addition to the yield supplement overcollateralization amount) and the yield supplement overcollateralization amount,][the risk retention reserve account][and the excess interest on the receivables]. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later scheduled final maturity date generally will bear a greater risk of loss than notes having an earlier final scheduled maturity. See also “Risk Factors—Your share of possible losses may not be proportional” and “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments.”

The credit enhancement for the notes will be as follows:

[Class A notes]	[Subordination of principal payments of the Class B notes, which will have an initial note balance of $[ ],] the reserve account, [the risk retention reserve account] and excess interest on the receivables.]

[Class B notes]	[The reserve account [, the risk retention reserve account] and excess interest on the receivables]

[Subordinated Certificates

The certificate [will have an initial principal balance of $[        ] (approximately [    ]% of the aggregate initial principal amount of the notes and the certificate) and] will be subordinated to the notes to provide credit enhancement for the notes because [no payments will be made on the certificate until the notes have been paid in full.] [no payments will be made on the certificate after an event of default until the notes have been paid in full.] See “Priority of Payments” above. The certificate is not offered to you under this prospectus.]

[Subordination of Payments on the Class B Notes]

[As long as the Class A notes remain outstanding, payments of interest on any payment date on the Class B notes will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the Class B notes will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture [(other than events of default based on the issuing entity’s breach of covenant, representation or warranty)], all payments on the Class B notes will be subordinated to all payments on the Class A notes until the Class A notes are paid in full. See “Description of the Purchase Agreement, Sale and Servicing Agreement and the Indenture—Priority of Payments May Change Upon the Event of Default” in this prospectus.]

Reserve Account

On the closing date, the depositor will deposit from the proceeds of the sale of the notes $[        ] ([    ]% of the adjusted pool balance as of the closing date) in cash into the reserve account[, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account]. [(We use the term “adjusted pool balance” to mean, (i) as of the closing date, the net pool balance as of the cut-off date minus the yield supplement overcollateralization amount (as described below) for the closing date and (ii) for any payment date, the net pool balance at the end of the related collection period, minus the yield supplement overcollateralization amount (as described below) for that payment date).] Collections on the receivables and other available funds, to the extent available after payments and deposits of higher priority are made, will be added to the reserve account on each payment date until the amount on deposit in the reserve account is equal to the specified reserve account balance (as described below).

[The initial amount deposited in the reserve account on the closing date from the proceeds of the sale of the notes will be [    ]% of the initial [adjusted] pool balance as of the initial cut-off date.]

On each payment date, available funds will be deposited in the reserve account in accordance with the priority of payments described above until the amount on deposit in the reserve account equals the specified reserve account balance. The

“specified reserve account balance” is, on any payment date, the lesser of (a) $[        ] ([    ]% of the adjusted pool balance as of the closing date) and (b) the aggregate [principal balance of all subsequent receivables as of the applicable subsequent cut-off date] outstanding principal balance of the notes after giving effect to all payments of principal on that payment date.

On each payment date, the issuing entity will withdraw funds from the reserve account to cover any shortfalls in the amounts required to be paid on that payment date with respect to clauses [first] through [seventh] under “Priority of Payments” above.

On any payment date, if the amount in the reserve account exceeds the specified reserve account balance, the excess will be transferred to the collection account and distributed on that payment date [as available funds] [to the holder of the issuing entity’s certificates]. See “Description of the Transfer Agreements and the Administration Agreement—The Accounts—Reserve Account” in this prospectus.

Overcollaterization

Overcollateralization is the amount by which the adjusted pool balance [(plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the aggregate outstanding principal balance of the notes. Overcollateralization means that there will be additional assets (in addition to the yield supplement overcollateralization amount described below) generating collections that will be available to cover credit losses on the receivables. The initial amount of overcollateralization will be $[        ], or approximately [    ]% of the adjusted pool balance as of the closing date.

[Yield Supplement Overcollateralization Amount]

[The yield supplement overcollateralization amount for any payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the APR of that receivable and [    ]%.

As of the closing date, the yield supplement overcollateralization amount will equal $[        ], which is approximately [    ]% of the adjusted pool balance as of the closing date. The yield supplement overcollateralization amount will decline on each payment date. The yield supplement overcollateralization amount is intended to compensate for low APRs on some of the receivables and is in addition to the overcollateralization referred to above.

See “Description of the Transfer Agreements and the Administration Agreement—Yield Supplement Overcollateralization Amount” in this prospectus for more detailed information about the yield supplement overcollateralization amount.]

[Risk Retention Reserve Account]

[On or prior to the closing date, the issuing entity will establish an eligible horizontal cash reserve account, which we refer to herein as the risk retention reserve account. The risk retention reserve account will be fully funded on the closing date in an amount equal to $[        ], which is the amount required to be deposited therein under Regulation RR. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders.

All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein.

Amounts on deposit in the risk retention reserve account will be invested as provided in the sale and servicing agreement in eligible investments. Any amounts held on deposit in the risk retention reserve account and any investment earnings thereon will be the property of the issuing entity and shall be held by the indenture trustee for the benefit of the noteholders and certificateholder as provided in the sale and servicing agreement.]

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee, any net swap payment and interest on the notes each month, there is expected to be “excess interest”. Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with the “Priority of Payments” described above.]

[INTEREST RATE SWAP]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on the [Class A-4 notes]. The interest rate swap for the [Class A-4 notes] will have an initial notional amount equal to the note balance of the [Class A-4 notes] on the closing date, and that notional amount will decrease by the amount of any principal payments made on the [Class A-4 notes]. The notional amount under the interest rate swap will at all times be equal to the note balance of the [Class A-4 notes].

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate of [    ]% times the notional amount of the interest rate swap, and the swap counterparty will be obligated to pay a floating interest rate payment based on a per annum floating rate of LIBOR plus [    ]% times the notional amount of the interest rate swap. Payments (other than swap termination payments) on the interest rate swap agreement will be exchanged on a net basis. Any “net swap payment”

owed by the issuing entity to the swap counterparty on the interest rate swap agreement ranks higher in priority than all payments on the notes.

Any interest rate swap agreement may be terminated upon an event of default or other termination event specified in such interest rate swap agreement. If any interest rate swap agreement is terminated due to an event of default or other termination event, a termination payment may be due to the swap counterparty by the issuing entity out of available funds.

A “senior swap termination payment” means any payment which is pro rata with payments of interest on the notes and is higher in priority than payments of principal on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement that is not a subordinated swap termination payment. A “subordinated swap termination payment” means any payment which is subordinate to payments of principal and interest on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement where the swap counterparty is the defaulting party or sole affected party (other than with respect to illegality or a tax event) as each such term is defined in the interest rate swap agreement. The issuing entity’s obligation to pay any net swap payment and any other amounts due under the interest rate swap agreement is secured under the indenture by the issuing entity property.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “The Notes—Interest Rate Swap Agreement” and “The Swap Counterparty” in this prospectus.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[INTEREST RATE CAP]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate cap agreement with the cap counterparty to hedge the floating interest rate on the [Class A-4 notes]. The interest rate cap for the [Class A-4 notes] will have an initial notional amount equal to the note balance of the [Class A-4 notes] on the closing date, and that

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notional amount will decrease by the amount of any principal payments made on the [Class A-4 notes]. The notional amount under the interest rate cap will at all times be equal to the note balance of the [Class A-4 notes].

In general, under the interest rate cap agreement, if LIBOR related to any payment date exceeds the cap rate of [●]%, the cap counterparty will pay to the issuing entity an interest rate payment based (i) on a per annum floating rate of LIBOR for that payment date minus the cap rate of [●]% times (ii) the notional amount of the interest rate cap.

Any interest rate cap agreement may be terminated upon an event of default or other termination event specified in such interest rate cap agreement. If any interest rate cap agreement is terminated due to an event of default or other termination event, a termination payment may be due from the cap counterparty. [The issuing entity should not be required to make any payments to the cap counterparty under the interest rate cap agreement(s) other than an upfront payment.]

For a more detailed description of the interest rate cap agreement and the cap counterparty, see “The Notes—Interest Rate Cap Agreement” and “The Cap Counterparty” in this prospectus.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

TAX STATUS

Mayer Brown LLP, special federal tax counsel to the depositor, is of the opinion that (i) for United States federal income tax purposes, the issuing entity will not be classified as an association taxable as a corporation and the issuing entity will not be treated as a publicly traded partnership taxable as a corporation and (ii) the notes, to the extent beneficially owned by a person other than the issuing entity or its affiliates, will be treated as debt for United States federal income tax purposes.

Each holder of a note, by acceptance of a note, will agree to treat the note as indebtedness for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material U.S. Federal Income Tax Consequences” in this prospectus.

CERTAIN ERISA CONSIDERATIONS

Subject to the considerations disclosed in “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans” in this prospectus, the [Class A notes and Class B] notes may be purchased by employee benefit plans and accounts. An employee benefit plan, any other retirement plan, and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the notes.

See “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including additional requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should consider these requirements before making a purchase.]

[CERTAIN INVESTMENT CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [        ] of] [Rule [    ] promulgated under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd–Frank Wall Street Reform and Consumer Protection Act).]

RATINGS

The depositor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes (the “Hired Agencies”). Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s evaluation of the receivables and the availability of any credit enhancement for the notes. [The ratings of the notes also will take into account the provisions of the interest rate [swap] [cap] agreement and the ratings currently assigned the debt obligations of the [swap] [cap] counterparty. A downgrade, suspension or withdrawal of any rating of the debt of the [swap] [cap] counterparty may result in the downgrade, suspension or withdrawal of the rating assigned to any class of notes. For more specific information concerning risks associated with the interest rate [swap] [cap] agreement, see “Risk Factors—Risks associated with the interest rate [swap] [cap]” in this prospectus.] A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency.

See “Risk Factors—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus.

[CREDIT RISK RETENTION]

The depositor, a wholly owned subsidiary of VW Credit, will be the initial holder of the issuing entity’s certificates. VW Credit, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, as of the closing date, VW Credit expects that [the certificates will have a face amount of $[        ]] [the residual value of the issuing entity’s assets, after payment in full of the notes, will be $[ ]], which is equal to approximately [ ]% of the adjusted pool balance as of the cutoff date.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[For offerings of securities issued after December 24, 2016:]

[Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“ Regulation RR”), VW Credit is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. VW Credit intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [    ]% of each class of notes and certificates issued by the issuing entity], [a single vertical security] though the depositor may retain more than [    ]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Issuing Entity – Capitalization of the Issuing Entity.”]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity’s certificates, which VW Credit expects to have a fair value of [between $[●] and] $[●], which is [between [●]% and] [●]% of the fair value of all of the notes and certificates issued by the issuing entity. For a description of the valuation methodology used to calculate the [range of] fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Issuing Entity – Capitalization of the Issuing Entity.”]

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of VW Credit [on or] after the closing date.]

[Risk Retention Reserve Account: On or prior to the closing date, the depositor will establish a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be fully funded on the closing date by a deposit of a portion of the proceeds of the sale of the notes in an amount equal to $[●]. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. To the extent that funds from principal and interest collections on the receivables are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments” in this prospectus, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments; provided, however that available funds from the risk retention reserve account will not be used for payments to the servicer so long as VW Credit or an affiliate of VW Credit is the servicer. For further discussion, see “The Sponsor—Credit Risk Retention—Risk Retention Reserve Account” in this prospectus.]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR.

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

An economic downturn may adversely affect the performance of the receivables, which could result in losses on your notes.	An economic downturn may adversely affect the performance of the receivables. High unemployment and a general reduction in the availability of credit may lead to increased delinquencies and defaults by obligors, as well as decreased consumer demand for automobiles and reduced vehicle prices, which could increase the amount of a loss in the event of a default by an obligor. If an economic downturn is experienced for a prolonged period of time, delinquencies and losses on the receivables could increase, which could result in losses on your notes.

The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.	The concentration of the receivables in specific geographic areas may increase the risk of loss. A deterioration in economic conditions in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the delinquency, loss and repossession experience of the issuing entity with respect to the receivables. As a result, you may experience payment delays or losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables. See “—Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity” below. As of the [initial][statistical] cut-off date, based on the billing addresses of the obligors, [ ]%, [ ]% and [ ]% of the net pool balance of the receivables were located in [ ], [ ] and [ ], respectively. No other state accounts for more than 5.00% of the net pool balance of the receivables as of the cut-off date. Economic factors such as unemployment, interest rates, the price of gasoline, the rate of inflation and consumer perceptions of the economy may affect the rate of prepayment and defaults on the receivables. Further, the effect of natural disasters, such as hurricanes and floods, on the performance of the receivables, is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the obligors in certain states, any adverse economic factors or natural disasters in those states may have a greater effect on the performance of the notes than if the concentration did not exist.

Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables.	Information regarding credit scores for the obligors obtained at the time of acquisition from the originating dealer of their contracts is presented in “The Receivables Pool” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Neither the depositor, the sponsor nor any other party makes any representations or warranties as to any obligor’s current credit score or the actual performance of any motor vehicle receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

[Payments on the Class B notes are subordinated to payments on the Class A notes.]	Interest payments on the Class B notes on each payment date will be subordinated to servicing fees due to the servicer, fees and expenses due to the trustees, any net swap payment, any Senior Swap Termination Payment and interest on and, in specified circumstances, principal payments of the Class A notes. Principal payments of the Class B notes will be fully subordinated to principal and interest payments of the Class A notes.]

[The occurrence of certain events of default under the indenture that result in acceleration of the notes may result in a delay or default in the payment of interest on or principal of the Class B notes.]	[After an event of default under the indenture that results in acceleration of the notes [(other than an event of default that arises from the issuing entity’s breach of a covenant, representation or warranty)], the issuing entity will not make any distributions of principal or interest on the Class B notes until payment in full of principal and interest on the Class A notes. This may result in a delay or default in paying interest on or principal of the Class B notes.]

Your share of possible losses may not be proportional.	Principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. As a result, a class of notes with a later maturity may absorb more losses than a class of notes with an earlier maturity.

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]	[On one or more occasions following the closing date, the issuing entity may purchase receivables from the seller, which, in turn, will acquire these receivables from VW Credit, with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the Funding Period. See “The Purchase Agreement, Sale and Servicing Agreement and the Indenture—Pre-Funding Account,” in this prospectus, this prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the seller to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Risks associated with the interest rate swap.]

[The issuing entity will enter into an interest rate swap transaction under an interest rate swap agreement because the receivables owned by the issuing entity bear interest at fixed rates while the [Class A-4 notes] will bear interest at a floating rate. The issuing entity may use payments made by the swap counterparty to make interest and other payments on each payment date.

During those periods in which the floating rate payable by the swap counterparty is substantially greater than the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the swap counterparty fails to pay a net swap receipt, and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

During those periods in which the floating rate payable by the swap counterparty under the interest rate swap agreement is less than the fixed rate payable by the issuing entity under the interest rate swap agreement, the issuing entity will be obligated to make a net swap payment to the swap counterparty. The issuing entity’s obligation to pay a net swap payment to the swap counterparty is secured by the issuing entity property.

An event of default under the indenture may result in payments on your notes being accelerated. The swap counterparty’s claim for a net swap payment will be higher in priority than all payments on the notes, and the swap counterparty’s claim for any due and unpaid senior swap termination payment will be equal in priority to payments of interest on the notes and higher in priority than all payments of principal on the notes. If a net swap payment is due to the swap counterparty on a payment date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest and principal on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

The interest rate swap agreement generally may not be terminated except upon the occurrence of specific events, which are described in this prospectus in “The Notes—Interest Rate Swap Agreement.” Depending on the reason for the termination, a termination payment may be due to the issuing entity or to the swap counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the swap counterparty fails to make a termination payment owed to the issuing entity under the interest rate swap agreement, the issuing entity may not be able to enter into a replacement interest rate swap agreement. If this occurs, the amount available to pay principal of and interest on the notes will be reduced to the extent the interest rate on the [Class A-4] notes exceeds the fixed rate the issuing entity would have been required to pay the swap counterparty under the interest rate swap agreement.

If the issuing entity is required to make a Senior Swap Termination Payment to the swap counterparty, that payment will be senior to all payments on the Class [B] notes and principal payments on the Class [A] notes but equal in priority to interest payments on the Class A notes. A Senior Swap Termination Payment to the swap counterparty could cause a shortfall in funds available on any payment date, in which case you may experience delays or reductions on the interest and principal payments of your notes.

If the interest rate swap agreement is terminated and no replacement is entered into and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes you may experience delays and/or reductions in the interest on and principal payments of your notes.]

[Risks associated with the interest rate cap.]

[The issuing entity will enter into an interest rate cap transaction under an interest rate cap agreement because the receivables owned by the issuing entity bear interest at fixed rates while the [Class A-4 notes] will bear interest at a floating rate. The issuing entity may use payments made by the cap counterparty to make interest and other payments on each payment date.

During those periods in which LIBOR exceeds the cap rate of [●]%, the issuing entity will be more dependent on receiving payments from the cap counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the cap counterparty fails to make a required payment under the interest rate cap, and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

The interest rate cap agreement generally may not be terminated except upon the occurrence of specific events, which are described in this prospectus in “The Notes—Interest Rate Cap Agreement.” Depending on the reason for the termination, a termination payment may be due to the issuing entity. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the cap counterparty fails to make a termination payment owed to the issuing entity under the interest rate cap agreement, the issuing entity may not be able to enter into a replacement interest rate cap agreement. If this occurs, the amount available to pay principal of and interest on the notes will be reduced to the extent the interest rate on the [Class A-4] notes exceeds the cap rate of [●]% under the interest rate cap agreement.

If the interest rate cap agreement is terminated and no replacement is entered into and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes you may experience delays and/or reductions in the interest on and principal payments of your notes.]

Risk of loss or delay in payment may result from delays in the transfer of servicing due to the servicing fee structure.	Because the servicing fee is structured as a percentage of the net pool balance of the receivables, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the net pool balance of the receivables has been repaid. Due to the reduction in servicing fee as described in the foregoing, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under such circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

You may suffer losses due to receivables with low contract rates.	The receivables pool includes receivables that have contract rates that are lower than the interest rates on your notes. Interest paid on the higher contract rate receivables compensates for the lower contract rate receivables to the extent such interest is paid by the issuing entity as principal on your notes and additional overcollateralization is created. Excessive prepayments on the higher contract rate receivables may adversely impact your notes by reducing the interest payments available.

Prepayments, potential losses and a change in the order of priority of principal payments may result from an event of default under the indenture.

An event of default under the indenture may result in payments on your notes being accelerated. As a result:

•    you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes;

•    payments on your notes may be delayed until more senior classes of notes are repaid; and

•    your notes may be repaid earlier than scheduled, which may require you to reinvest your principal at a lower rate of return.

The absence of a secondary market could limit your ability to resell your notes.	There will be no market for the notes prior to their issuance, and there can be no assurance that a secondary market will develop after such issuance. If a secondary market does develop, there can be no assurance that it will provide holders with liquidity of investment, that it will enable you to realize your desired yield, or that the market will continue for the life of the notes. The underwriters presently expect to make a secondary market in the notes, but have no obligation to do so. Absent a secondary market for the notes, you may experience a delay if you choose to sell your note or the price you receive for your note may be less than you would receive for a comparable liquid security. Illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes. The market values of the notes are likely to fluctuate. Fluctuations may be significant and could result in significant losses to you. See “Risk Factors—The absence of a secondary market for the notes could limit your ability to resell your notes” in this prospectus.

The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal amount of the related receivables, which may result in losses.	There can be no assurance at any time that the value of any financed vehicle will be greater than the outstanding principal amount of the related receivable. For example, new vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. As a result, it is highly likely that the principal amount of a receivable will exceed the value of the related financed vehicle during the early years of a receivable’s term. The lack of any significant equity in their vehicles may make it more likely that those obligors will default in their payment obligations if their personal financial conditions change. Defaults during these earlier years are likely to result in losses because the proceeds of repossession of the related financed vehicle are less likely to pay the full amount of interest and principal owed on the related receivable. Further, the frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of the receivable.

Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above.

The pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors (including the price of gasoline), the introduction and pricing of new vehicle models and other factors. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Further, the insolvency of a manufacturer may negatively affect used vehicle prices for vehicles manufactured by that company. An increase in supply or a decrease in the demand for used vehicles may impact the resale value of the financed vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the issuing entity from repossessions of financed vehicles. In any of the foregoing cases, the delinquency and net loss figures shown in the tables appearing under “The Receivables Pool” in this prospectus might be a less reliable indicator of the rates of delinquencies, repossessions and losses that could occur on the receivables than would otherwise be the case.

Retention of some or all of one or more classes of notes by the depositor or an affiliate of the depositor may reduce the liquidity of such notes.	Some or all of one or more classes of notes may be retained or purchased by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes of that class already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Although the Dodd-Frank Act itself took effect on July 22, 2010, many of its provisions had delayed implementation dates or required implementing regulations to be issued. A number of these implementing regulations still have not been issued. The Dodd-Frank Act is extensive and significant legislation that, among other things:

•    created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, determined to be “covered financial companies”, in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries”, in the event such a subsidiary also determined to be a “covered financial company” because it is, among other things, in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States;

•    created a new framework for the regulation of over-the-counter derivatives activities;

•    expanded the regulatory oversight of securities and capital markets activities by the SEC; and

•    created the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, it gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as VW Credit. Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. A number of these implementing rules still have not been issued. As such, in many respects, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables, and on the regulation and supervision of the servicer, the sponsor, the administrator, the depositor, the issuing entity and/or their respective affiliates.

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” would not apply to VW Credit or its affiliates, including the issuing entity and the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as described in “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy and Insolvency—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power Under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

Repurchase obligations are limited.	The depositor will be obligated to repurchase from the issuing entity, and VW Credit will be obligated to repurchase from the depositor, a receivable if there is a breach of the representations or warranties regarding the eligibility of such receivable (and such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders in such receivable). The depositor and VW Credit will represent that each receivable is secured by a financed vehicle and that each receivable has been originated or acquired by VW Credit in accordance with VW Credit’s customary origination practices. The issuing entity, the depositor and VW Credit will make warranties with respect to the perfection and priority of the security interests in the financed vehicles other than any statutory liens arising on or after the closing date which may have priority even over perfected security interests in the financed vehicles. While the depositor and VW Credit are obligated to remove or repurchase any receivable if there is a breach of any of their respective representations and warranties regarding the eligibility of such receivable (and if such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders in such receivable), there can be no assurance given that any entity will financially be in a position to fund its repurchase obligation.

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

Ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by its final scheduled payment date. Ratings do not consider to what extent the notes will be subject to prepayment or that the principal of any class of notes will be paid prior to the final scheduled payment date for that class of notes, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the Hired Agencies on a website that is accessible by a rating agency that is not a Hired Agency. The ratings of any notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes as a result of losses on the related receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes.

Accordingly, there is no assurance that the ratings assigned to any note on the date on which the note is originally issued will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your note may be adversely affected.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase any notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your note may be adversely affected.

[The rating of a [swap] [cap] counterparty could have an adverse affect on the ratings of the notes.]

[If the issuing entity enters into [the] interest rate [swap] [cap] agreement, the hired rating agencies will consider the provisions of the interest rate [swap] [cap] agreement, and the rating of the [swap] [cap] counterparty in rating the notes. If a rating agency downgrades the debt rating of the [swap] [cap] counterparty, it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [swap] [cap] counterparty may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1. assign the interest rate [swap] [cap] agreement to another party;

2. obtain a replacement interest rate [swap] [cap] agreement, as applicable, on substantially the same terms as the interest rate [swap] [cap] agreement; or

3. establish any other arrangement satisfactory to the rating agencies.

Any interest rate [swap] [cap] involves a high degree of risk. The issuing entity will be exposed to this risk should it enter into the interest rate [swap] [cap] agreement. For this reason, only investors capable of understanding these risks should invest in the notes. See “The Notes—Interest Rate [Swap] [Cap] Agreement(s)” in this prospectus]

Potential rating agency conflict of interest and regulatory scrutiny.	The Hired Agencies have been hired by the sponsor to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the Hired Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services. Furthermore, rating agencies, including the Hired Agencies, have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the market value of the notes and your ability to resell your notes.

[Risks associated with unknown allocation of Class [A-2] notes.]	[The allocation of the principal balance between the Class [A-2-A] notes and the Class [A-2-B] notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, including a scenario in which the entire principal balance of the Class [A-2] notes is allocated to the floating rate [Class A-2-B] notes and none of the principal balance is allocated to the fixed rate Class [A-2-A] notes.

You may experience a loss if defaults on the receivables and related losses exceed the available credit enhancement or cash flow enhancement.	The issuing entity does not have, nor is it permitted or expected to have, any significant assets or sources of funds other than the receivables together with its right to payments under any interest rate or currency swap or cap agreement or credit enhancement and available funds in certain accounts. The notes represent obligations solely of the issuing entity and will not be insured or guaranteed by any entity unless otherwise indicated in the applicable prospectus supplement. Accordingly, you will rely primarily upon collections on the receivables owned by the issuing entity and, to the extent available, any credit enhancement for the issuing entity, including payments under any interest rate or currency swap or cap agreement and amounts on deposit in any reserve account or similar account. Funds on deposit in any reserve account or similar account will cover shortfalls due to delinquencies and losses on the receivables up to some level. However, if delinquencies and losses create shortfalls which exceed the available credit enhancement, you may experience delays in payments due to you and you could suffer a loss. You will have no claim to any amounts properly distributed to the depositor or others from time to time.

Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.

You may receive payments on your notes earlier than you expected for the reasons set forth below. You may not be able to invest the amounts paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes.

•    The rate of return of principal is uncertain. The amount of distributions of principal of your notes and the time when you receive those distributions depend on the amount in which and times at which obligors make principal payments on the receivables. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments or defaults of the receivables. Additionally, if the originator, the depositor or the servicer is required to repurchase receivables from the issuing entity because of a breach of representation or warranty, payment of principal on the notes will be accelerated.

•    You may be unable to reinvest distributions in comparable investments. The occurrence of an optional redemption event or events of default resulting in acceleration may require repayment of the notes prior to the expected principal payment date for one or more classes of notes. Asset backed securities, like the notes, usually produce a faster return of principal to investors if market interest rates fall below the interest rates on the receivables and produce a slower return of principal when market interest rates are above the interest rates on the receivables. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and are likely to receive less money to reinvest when other investments generally are producing a higher yield than that on your securities. You will bear the risk that the timing and amount of distributions on your notes will prevent you from attaining your desired yield.

•    An early redemption of the notes from an optional redemption will shorten the life of your investment which may reduce your yield to maturity. If the receivables are sold upon exercise of a “clean-up call” by the servicer or any other entity specified in the applicable prospectus supplement, the issuing entity will redeem the notes and you will receive the remaining principal amount of your notes plus any other amounts due to noteholders, such as accrued interest through the related payment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments or other distributions that you would have received had the securities remained outstanding. If you bought your notes at par or at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised.

The failure to make principal payments on any notes will generally not result in an event of default under the related indenture until the applicable final scheduled payment date.	The amount of principal required to be paid to investors prior to the applicable final scheduled payment date generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled payment date for the applicable notes.

The issuing entity’s interest in the receivables could be defeated because the contracts will not be delivered to the issuing entity.

The servicer, as custodian of the receivables, will maintain possession of the original contracts for each of the receivables and the original contracts will not be segregated or marked as belonging to the issuing entity. If the servicer sells or pledges and delivers the original contracts for the receivables to another party, in violation of its contractual obligations, this party could acquire an interest in the receivable having a priority over the issuing entity’s interest.

In addition, another person could acquire an interest in a receivable that is superior to the issuing entity’s interest in the receivable if the receivable is evidenced by an electronic contract and the servicer loses, or never obtains, control over the authoritative copy of the contract and another party purchases the receivable evidenced by the contract without knowledge of the issuing entity’s interest. If the servicer loses, or never obtains, control over the contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise, a person other than the issuing entity may be able to modify or duplicate the authoritative copy of the contract.

As a result of any of the above events, the issuing entity may not have a perfected security interest in certain receivables. The possibility that the issuing entity may not have a perfected security interest in the receivables may affect the issuing entity’s ability to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment and may incur losses on your investment in the notes.

Furthermore, if the servicer, as custodian of the receivables, becomes the subject of a bankruptcy proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, these claims could result in losses or delays in payments to you or an acceleration of the repayment of the notes.

The issuing entity’s security interest in the financed vehicles will not be noted on the certificates of title, which may cause losses on your notes.

Upon the origination of a receivable, the originator or its predecessor in interest or affiliate, as applicable, takes a security interest in the financed vehicle by placing a lien on the title to the financed vehicle. In connection with each sale of receivables to the depositor, the originator will assign its security interests in the financed vehicles to the depositor, who will further assign them to the issuing entity. Finally, the issuing entity will pledge its interest in the financed vehicles as collateral for the notes. The lien certificates or certificates of title relating to the financed vehicles will not be amended or reissued to identify the issuing entity as the new secured party. In the absence of an amendment or reissuance, the issuing entity may not have a perfected security interest in the financed vehicles securing the receivables in some states. We, the originator or another entity may be obligated to repurchase any receivable sold to the issuing entity which did not have a perfected security interest in the name of the originator or an affiliate, as applicable, in the financed vehicle.

We, the servicer, the originator or another entity may be required to purchase or repurchase, as applicable, any receivable sold to the issuing entity as to which it failed to obtain or maintain a perfected security interest in the financed vehicle securing the receivable. All of these purchases and repurchases are limited to breaches that materially and adversely affect the interests of the noteholders in the receivable and are subject to the expiration of a cure period. If the issuing entity has failed to obtain or maintain a perfected security interest in a financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. If the issuing entity elects to attempt to repossess the related financed vehicle, it might not be able to realize any liquidation proceeds on the financed vehicle and, as a result, you may suffer a loss on your investment in the notes.

Failure to comply with consumer protection laws could result in a loss.

Federal and state consumer protection laws impose requirements on retail loan contracts such as the receivables. The failure by VW Credit to comply with these requirements may give rise to liabilities on the part of the issuing entity. The originator will represent and warrant that each receivable complies with applicable law in all material respects. If that representation and warranty relating to any receivable proves incorrect, materially and adversely affects the interests of the issuing entity and is not timely cured, VW Credit will be required to repurchase the noncompliant receivable from the issuing entity. To the extent that the originator fails to make such a repurchase, or to the extent that a court holds the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the issuing entity. If sufficient funds are not available to make both payments to obligors and on your notes, you may suffer a loss on your investment in the notes.

For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Law” in this prospectus.

A depositor or sponsor bankruptcy could delay or limit payments to you.

Following a bankruptcy or insolvency of the sponsor or the depositor, a court could conclude that the receivables are owned by the sponsor or the depositor, instead of the issuing entity. This conclusion could be either because the transfer of the receivables from VW Credit to the depositor or from the depositor to the related issuing entity was not a true sale or because the court concluded that the depositor or the issuing entity should be treated as the same entity as the sponsor or the depositor for bankruptcy purposes. VW Credit will not treat the sale of receivables to the depositor as a sale for generally accepted accounting principle purposes, and this fact could make a court more likely to reach that conclusion than if such sale were treated as a sale by VW Credit for generally accepted accounting principle purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

•    the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

•    tax or government liens on the sponsor’s or depositor’s property (that arose prior to the transfer of the receivables to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

•    the fact that the issuing entity and the indenture trustee may not have a perfected security interest in any cash collections of the receivables held by the servicer at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of the sponsor or the depositor may affect the issuing entity and the notes, you should refer to “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy and Insolvency” in this prospectus.

The originator, the servicer and the depositor have limited obligations to the issuing entity and will not make payments on the notes.

The originator, the servicer, the depositor and their affiliates are not obligated to make any payments to you on your notes. The originator, the servicer, the depositor and their affiliates do not guarantee payments on the receivables or your notes. However, the originator will and the depositor may make representations and warranties about the characteristics of the receivables.

If a representation or warranty made by the originator with respect to a receivable is untrue, or if the originator breaches a covenant with respect to a receivable, then the originator or another entity may be required to repurchase that receivable. If the originator or another entity fails to repurchase that receivable, you might experience delays and/or reductions in payments on the notes. In addition, in some circumstances, the servicer may be required to purchase receivables. If the servicer fails to purchase receivables, you might experience delays and/or reductions in payments on your notes. See “The Transaction Documents—Payments and Distributions on the Notes” in this prospectus.

Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes.	The issuing entity could lose the priority of its security interest in a financed vehicle due to, among other things, liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor. Neither the servicer nor the originator will have any obligation to purchase or repurchase, respectively, a receivable if these liens result in the loss of the priority of the security interest in the financed vehicle after the issuance of notes by the issuing entity. Generally, no action will be taken to perfect the rights of the issuing entity in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into an account controlled by the trustee for the notes. See “Material Legal Aspects of the Receivables—Security Interests in the Financed Vehicles” in this prospectus.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.	If certain events of default under the indenture occur and the notes are accelerated, the related indenture trustee may liquidate the assets of the related issuing entity. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal balance of a class of notes to be paid before the related final scheduled payment date will involve the prepayment risks described under “—Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity” in this prospectus.

The servicer’s commingling of funds with its own funds could result in a loss.	Subject to the satisfaction of certain conditions set forth in the applicable prospectus supplement, VW Credit, as the servicer, may be able to commingle funds relating to a transaction such as collections from the loans and proceeds from the disposition of any repossessed financed vehicles with its own funds during each collection period and may make a single deposit to the collection account on each payment date. Commingled funds may be used or invested by the servicer at its own risk and for its own benefit. If the servicer were unable to remit those funds or the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to you may occur.

Extensions and deferrals of payments on receivables could increase the average life of the notes.	In some circumstances, the servicer may permit an extension on payments due on receivables on a case-by-case basis. In addition, the servicer may from time to time offer obligors an opportunity to defer payments. Any of these extensions or deferrals may extend the maturity of the receivables and increase the weighted average life of the notes. The weighted average life and yield on your notes may be adversely affected by extensions and deferrals on the receivables. However, if specified in the applicable prospectus supplement, the servicer will be required to purchase a receivable from the issuing entity if it extends the term of the receivable beyond the latest final scheduled payment date for any class of related notes.

The return on your notes may be reduced due to varying economic circumstances.	A deterioration in economic conditions could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. The economic conditions could deteriorate in connection with an economic recession or due to events such as rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of obligors’ payment obligations under other indebtedness incurred by the obligors. As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables.

The return on your notes could be reduced by shortfalls due to application of the Servicemembers Civil Relief Act.	The Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during an obligor’s period of active military duty, including reservists or national guard members. This legislation could adversely affect the ability of the servicer to collect full amounts of interest on a receivable as well as to foreclose on an affected receivable during and, in certain circumstances, after the obligor’s period of active military duty. This legislation may thus result in delays and losses in payments to holders of the notes. See “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act” in this prospectus.

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.	If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.

The absence of a secondary market for the notes could limit your ability to resell your notes.	If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. There have been times in the past where there have been very few buyers of asset-backed securities, and there may be these times again in the future. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

Because the notes are in book-entry form, your rights can only be exercised indirectly.	Because the notes will initially be issued in book-entry form, you will be required to hold your interest in your notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System in Europe or Asia. Transfers of interests in the notes within The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank/S.A./NV as operator of the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Securities—Definitive Notes” in this prospectus. Unless and until the notes cease to be held in book-entry form, the related transaction parties will not recognize you as a holder of the related notes.

As a result, you will only be able to exercise the rights as a noteholder indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream Banking, société anonyme and Euroclear Bank S.A./NV as operator of the Euroclear System (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge or transfer your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

Interest on and principal of the notes will be paid by the related issuing entity to The Depository Trust Company as the record holder of those notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

Adverse events with respect to VW Credit or its affiliates or third party providers to whom VW Credit outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes.	Adverse events with respect to VW Credit or any of its affiliates or a third party provider to whom VW Credit outsources its activities could result in servicing disruptions or reduce the market value of your notes. For example, in the event of a termination and replacement of VW Credit as the servicer, there may be some disruption of the collection activity with respect to delinquent loans and therefore delinquencies and credit losses could increase. Similarly, if VW Credit becomes unable to repurchase any receivables which do not comply with representations and warranties about the receivables made by VW Credit in the related transfer agreement (for example, representations relating to the compliance of the receivables with applicable laws), then investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, VW Credit is an indirect wholly-owned subsidiary of Volkswagen AG. Although Volkswagen AG is not guaranteeing the obligations of the issuing entity, if Volkswagen AG ceased to manufacture vehicles or support the sale of vehicles or if Volkswagen AG faced financial or operational difficulties, such events may reduce the market value of Volkswagen and Audi vehicles, and ultimately the amount realized on any Volkswagen or Audi vehicle repossessed following an obligor’s default under the related receivable.

The notes may not be a suitable investment for you.	The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risks, the tax consequences of an investment in the notes and the interaction of these factors.

The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.	The servicer is obligated to service the receivables in accordance with its customary practices. The servicer has discretion in servicing the receivables including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the receivables. Although the servicer’s customary practices at any time will apply to all receivables serviced by the servicer, without regard to whether a receivable has been sold to the issuing entity, the servicer is not obligated to maximize collections from receivables. Consequently, the manner in which the servicer exercises its serving discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

[A distribution of amounts in the pre-funding account may result in a reduced return on your investment.

On one or more occasions following the closing date until the end of the funding period, the issuing entity may apply amounts on deposit in the pre-funding account to purchase subsequent receivables from the depositor, which, in turn, will acquire these receivables from VW Credit.

Any amounts remaining on deposit in the pre-funding account (excluding investment earnings) that have not been used to purchase subsequent receivables by the end of the funding period will be used to prepay the principal of the notes either on a sequential or pro rata basis as described under “The Transfer Agreements and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.” This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of this prepayment of principal. As a result, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

Vehicle recalls may have an adverse effect on the receivables and your notes.

From time to time automobile manufacturers or their suppliers may discover an element in a vehicle which might possibly affect the safety or other features of the vehicle, including compliance with applicable safety or emissions standards. In such cases the manufacturer in consultation with the National Highway Traffic Safety Administration may recall the affected vehicles for repair or other necessary service. In certain cases, such a recall may give rise to the obligor having the right to rescind or terminate its contract or an obligation of the related vehicle manufacturer to repurchase the related recalled vehicle. In addition, recalls or other service campaigns could cause a temporary suspension of sales of the affected vehicles, which may cause a delay of the timing of the sales in the used car markets. Recalls or other service campaigns may also cause a decrease in demand for used recalled vehicles, which may cause a decline in values of those vehicles. Declines in values of used vehicles could cause an increase in credit losses. If any of these events materially affect collections on the receivables securing your notes, you may experience delays in payments or principal losses on your notes if the available credit enhancement has been exhausted.

[Volkswagen and Audi vehicles are currently subject to vehicle recalls for [            ]. While there can be no assurance that this recall (or any other existing or future recalls and service campaigns) will not adversely affect the timing or amount of proceeds from sales of used vehicles, based on the information that they currently possess, neither the depositor nor the sponsor expects that the impact of this recall on collections on the receivables or payments on the notes will be material.]

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes to:

•	purchase the receivables from VW Credit, Inc. (which we sometimes refer to as “VW Credit”); and

•	[deposit the pre-funded amount, if any, into the pre-funding account; and]

•	make the initial deposit into the reserve account.

Any remaining amounts will be added to the depositor’s general funds and may be dividended to VW Credit, as the sole equity member of the depositor.

[The depositor or its affiliates will use $[        ] of the net proceeds of the offering of the notes to pay their respective debts, including “warehouse” debt secured by the receivables prior to their transfer to the issuing entity, and for general purposes. Any debt may be owed to the owner trustee, the indenture trustee or to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, so a portion of the proceeds that is used to pay debt may be paid to the underwriters, the owner trustee, the indenture trustee or their respective affiliates. Payment of any expenses incurred in connection with the selection and acquisition of the receivables will be made by the depositor or its affiliates directly, rather than out of offering proceeds.]

THE ISSUING ENTITY

The “issuing entity”, Volkswagen Auto Loan Enhanced Trust [            ] is a [statutory trust formed on [        ], 20[    ] under the laws of the State of Delaware] [common law trust formed on [    , 20[    ] under the laws of the State of [New York] [Delaware]] by the depositor for the purpose of owning the receivables and issuing the notes. The issuing entity will be established and operated pursuant to a trust agreement. VW Credit will be the “administrator” of the issuing entity. An affiliate of the depositor will be the initial holder of the issuing entity’s certificate.

The issuing entity will engage in only the following activities:

•	issuing the notes and the certificate;

•	making payments on the notes and distributions on the certificate;

•	selling, transferring and exchanging the notes and the certificate to the depositor;

•	[entering into and performing its obligations under the interest rate [swap] [cap] agreement;]

•	acquiring, holding and managing the receivables and other assets of the issuing entity;

•	making deposits to and withdrawals from the trust accounts;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	entering into and performing its obligations under the transfer agreements; and

•	taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities or engaging in other activities [including, without limitation, entering into the interest rate [swap] [cap] agreements,] as may be required in connection with conservation of the assets of the issuing entity and the making of payments on the notes and distributions on the certificate.

Capitalization of the Issuing Entity

The following table illustrates the expected capitalization of the issuing entity as of the cut-off date, as if the issuance of the notes had taken place on that date:

Class A-1 Notes	$
Class A-2 Notes	$
Class A-3 Notes	$
Class A-4 Notes	$
[Class B Notes]	$
Overcollateralization	$
Yield Supplement Overcollateralization Amount	$
[Initial Pre-Funding Account Balance]	$
Initial Reserve Account Balance	$
[Risk Retention Reserve Account]	$

Total	$

The issuing entity will also issue a certificate, which is not offered by this prospectus, and initially will be held by an affiliate of the depositor. On each payment date, the holder of the certificate will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “Description of the Transfer Agreements and Administration Agreement—Priority of Payments”.

[The issuing entity will also be liable for payments to the swap counterparty as described in “The Notes—Interest Rate Swap Agreement.”]

The issuing entity’s fiscal year ends on [December 31st].

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “Description of the Transfer Agreements and the Administration Agreement—Amendment Provisions” in this prospectus.

The issuing entity’s principal offices are in [Wilmington, Delaware], in care of [            ], as owner trustee, at the address listed in “The Trustees—The Owner Trustee” below.

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture” in the prospectus and “The Trustees” in this prospectus.

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary assets of the issuing entity will be the receivables, which are amounts owed by individuals under motor vehicle retail installment sale contracts or installment loans with respect to new or used automobiles, minivans or sport utility vehicles originated by VW Credit. We refer to VW Credit as the “originator”.

The property of the issuing entity “(the “issuing entity property”) will consist of all the right, title and interest of the issuing entity in and to:

•	the receivables acquired by the issuing entity from the depositor on the closing date [and on each funding date] and payments made on the receivables [on or] after the [applicable] after the cut-off date [and related subsequent cut-off date, as applicable];

•	the receivable files;

•	the security interests in the financed vehicles;

•	any proceeds from (1) claims on any theft and physical damage insurance policy maintained by an obligor under a receivable providing coverage against loss or damage to or theft of the related financed vehicle or (2) claims on any credit life or credit disability insurance maintained by an obligor in connection with any receivable;

•	any other property securing the receivables;

•	all rights of the originator under agreements with dealers relating to receivables;

[•	rights under the interest rate [swap] [cap] agreement and payments made by the [swap] [cap] counterparty under the interest rate [swap] [cap] agreement;]

•	the rights of the issuing entity to funds on deposit in the reserve account, the collection account, [the pre-funding account,][the risk retention reserve account] and the principal distribution account and any other accounts established pursuant to the indenture or sale and servicing agreement, and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including investment earnings, net of losses and investment expenses, on amounts on deposit);

•	rights of the issuing entity under the sale and servicing agreement and the administration agreement and of the depositor, as buyer, under the purchase agreement; and

•	the proceeds of any and all of the above.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture.

Material Covenants

Pursuant to the indenture, the issuing entity will covenant that it will not, among other things:

•	except as expressly permitted by the indenture, the sale and servicing agreement, the trust agreement, the administration agreement or the other transaction documents, sell, transfer, exchange or otherwise dispose of any of its assets;

•	claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•	dissolve or liquidate in whole or in part;

•	merge or consolidate with, or transfer substantially all of its assets to, any other person;

•	permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes except as may be expressly permitted thereby;

•	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents.

THE TRUSTEES

The Owner Trustee

[            ] is the “owner trustee” of the issuing entity under the trust agreement. [            ] is a [Delaware banking corporation] and its principal offices are located at [            ]. The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The seller and its affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates. The [servicer] [administrator] will be responsible for paying the owner trustee’s fees and for indemnifying the owner trustee against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments” and “—Priority of Payments May Change Upon an Event of Default” in this prospectus.

[                    ] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.

[                    ] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [            ] does not believe that the ultimate resolution of any of these proceedings is material to noteholders.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

For a description of the roles and responsibilities of the owner trustee, see “The Transaction Documents—The Owner Trustee and the Indenture Trustee” in this prospectus.

The Indenture Trustee

[                    ], a [national banking association], is the “indenture trustee” under the indenture for the benefit of the noteholders. You may contact the indenture trustee at [        ], or by calling [            ].

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. The seller and its affiliates may maintain normal commercial and investment banking relations with the indenture trustee and its affiliates. The [servicer] [administrator] will be responsible for paying the indenture trustee’s fees and for indemnifying the indenture trustee against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments” and “—Priority of Payments May Change Upon an Event of Default” in this prospectus.

[                    ] has served and currently is serving as indenture trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.

[            ] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [            ] does not believe that the ultimate resolution of any of these proceedings is material to noteholders.

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture” and “The Transaction Documents—The Owner Trustee and the Indenture Trustee” and “Description of the Transfer Agreements and the Administration Agreement” in the prospectus.

THE DEPOSITOR

The “depositor”, Volkswagen Auto Lease/Loan Underwritten Funding, LLC, a wholly owned special purpose subsidiary of VW Credit, was formed on August 9, 2002 as a Delaware limited liability company named Volkswagen Auto Lease Underwritten Funding, LLC. On December 15, 2006, Volkswagen Auto Lease Underwritten Funding, LLC changed its name to Volkswagen Auto Lease/Loan Underwritten Funding, LLC. The principal place of business of the depositor is at 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171. You may also reach the depositor by telephone at (703) 364-7000. The depositor was formed to purchase, accept capital contributions of or otherwise acquire beneficial interests in portfolios of motor vehicle leases and the related leased vehicles, motor vehicle retail installment sale contracts and motor vehicle loans; to own, sell, and assign the receivables and to issue and sell one or more securities. Since its inception, the depositor has been engaged in these activities solely as (i) the purchaser of receivables and beneficial interests in vehicle lease portfolios from VW Credit pursuant to purchase agreements, (ii) the depositor of receivables and beneficial interests in vehicle loan portfolios to securitization trusts pursuant to sale and servicing agreements or sale agreements, (iii) the depositor that formed various securitization trusts pursuant to trust agreements and (iv) the entity that executes underwriting agreements and purchase agreements in connection with issuances of asset-backed securities.

THE SPONSOR

VW Credit was incorporated in the State of Delaware in April 1981 and is a wholly owned subsidiary of Volkswagen Group of America, Inc. (“Volkswagen Group of America”). Volkswagen Group of America is a wholly owned subsidiary of Volkswagen Aktiengesellschaft (“Volkswagen AG”). The principal activity of VW Credit is acting as a finance subsidiary of Volkswagen Group of America, including purchasing retail installment sale contracts, installment loans and leases from Volkswagen and Audi dealers. VW Credit offers and services a wide range of automobile-related financial products, including wholesale floorplan financing and retail auto loan and lease financing.

The principal place of business of VW Credit is at 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171. You may also reach VW Credit by telephone at (703) 364-7000. VW Credit will act as the “servicer”.

VW Credit securitized its first portfolio of motor vehicle loans in 1988 and has recently sponsored motor vehicle loan securitizations in conjunction with public offerings of asset-backed securities in 2011, 2012, 2013, 2014 and 2015. VW Credit’s experience in and overall procedures for originating or acquiring receivables is described in “Origination and Servicing Procedures” in this prospectus. No public securitizations sponsored by VW Credit have defaulted or experienced an early amortization triggering event.

VW Credit has participated in the structuring of the transaction described in this prospectus [and has originated the receivables to be assigned to the issuing entity]. VW Credit is responsible for servicing the receivables included in the receivables pool as described below. VW Credit is also the administrator of the issuing entity.

Credit Risk Retention

The depositor, a wholly owned subsidiary of VW Credit, will be the initial holder of [a portion of] the issuing entity’s certificates. VW Credit, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, as of the closing date, VW Credit expects that [the certificates will have a face amount of $[            ]] [the residual value of the issuing entity’s assets, after payment in full of the notes, will be $[            ]], which is equal to approximately [    ]% of the adjusted pool balance as of the cutoff date.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(b)(3) of any hedges materially related to the credit risk of the securities.]

[For offerings of securities issued on or after December 24, 2016:]

[Pursuant to Regulation RR, VW Credit is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. VW Credit intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and] [the established of an “eligible horizontal residual interest” in the name of the indenture trustee for the benefit of the noteholders] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity. VW Credit, the depositor or any other holder of an [“elegible vertical interest ” [or an] [“elegible horizontal residual interest” is required to retain such interest and may not hedge such interest until the later of two years after the Closing Date, the date the pool balance is one-third or less of the initial pool balance, or the date the aggregate principal amount the notes is one-third or less of the original principal amount.]

[Retained vertical interest: The vertical interest retained by the depositor is structured to be an “elegible vertical interest” and will take the form of [at least [    ]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [    ]% of one or more classes of notes or of the certificates] [a single vertical security, which will have an initial principal amount of $[●] (which equals [●]% of the aggregate principal amount of the notes and certificates) and which will be entitled to receive [●]% of all payments on the notes and the certificates]. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Issuing Entity — Capitalization of the Issuing Entity.”

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [a single vertical security][[__]% of each class of notes and the certificates] and will be entitled to receive [__]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [__]% of those losses. [Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class.] Notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of Notes have taken any action under the indenture or any other transaction document as described in “The Notes—Notes Owned by Transaction Parties.” For a description of the ‘‘Notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes see “The Notes” and “Description of the Transfer Agreements and the Administration Agreement.”

In order to satisfy the requirement to retain an eligible vertical interest on the closing date, the depositor or its affiliate will retain [an amount equal to 5% of each class of notes and the certificates][a single vertical security entitling the depositor or its affiliate to at least 5% of the principal and interest payable on each class of notes and the certificates (not including such single vertical security).]

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be made on [Form 8-K] filed under the CIK number of the depositor.]]

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of the issuing entity’s certificates, which VW Credit expects to have a fair value of $[        ], which is [    ]% of the fair value of all of the notes and certificates issued by the issuing entity.

The [expected]1 fair value of the notes and the certificate is summarized below:

Class	Fair Value (in millions)	Fair Value (as a percentage)
Class A-1
Class A-2
Class A-3
Class A-4
[Class B]
Certificate
Total		100%

VW Credit and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair value of the notes and certificate. The fair value of the notes will be assumed to be equal to the initial principal amount of the notes[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificate.

[1]	The bracketed term “expected” will be used for the preliminary prospectus as the final pricing information including the final prospectus will be used to calculate the actual fair value.

The fair value measurement framework will consider various inputs including [(i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar receivables, including prepayments, net losses and recoveries based on information for receivables similar to the receivables sold to the issuing entity on the closing date, and (v) management judgment about the assumptions market participants would use in pricing the instrument].

The fair value of the notes is [assumed to be] equal to the initial principal amount of the notes, or par[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1
Class A-2
Class A-3
Class A-4
Class B

These interest rates are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.

In addition, based on the assumptions set forth under “Weighted Average Life of the Notes” and using the ABS rate, VW Credit calculated what the expected scheduled principal payments on each class of notes would be over the course of the transaction (the “Scheduled Principal Payments”) based on when principal payments were required to be made under the terms of the receivables during each collection period and which classes of notes would be entitled to receive principal payments based on the payment priorities described under “The Notes—Payment of Distributable Amounts” in this prospectus. On the basis of the Scheduled Principal Payments, the sponsor calculated the weighted average life for each class of notes.

To calculate the fair value of the certificate, VW Credit used an internal valuation model. This model projects future interest and principal payments of the pool of receivables, the interest and principal payments on each class of notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificate are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, VW Credit made the following assumptions:

•	interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate Class A-4 notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of , 20 ].

•	principal and interest cash flows for the receivables are calculated using the assumptions as described in “Weighted Average Life of the Notes.”

•	receivables prepay at a % ABS rate based on amortization resulting from both prepayments and losses.

•	cumulative net losses on the receivables, as a percentage of the initial Pool Balance, will be at the levels set forth in the chart below at the end of each month:

Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)		Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)		Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)
1	[	]%	11	[	]%	21	[	]%
2	[	]%	12	[	]%	22	[	]%
3	[	]%	13	[	]%	23	[	]%
4	[	]%	14	[	]%	24	[	]%
5	[	]%	15	[	]%	25	[	]%
6	[	]%	16	[	]%	26	[	]%
7	[	]%	17	[	]%	27	[	]%
8	[	]%	18	[	]%	28	[	]%
9	[	]%	19	[	]%	29	[	]%
10	[	]%	20	[	]%	30	[	]%

•	certificate cash flows are discounted at [ ]%.

•	the servicer will [not] exercise its opportunity to purchase the receivables [at the earliest payment date it is permitted to do so].

VW Credit developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the receivables and the performance of its VW Credit’s prior securitized pools,

•	Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the receivables, the performance of VW Credit’s prior securitized pools, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. The shape of the cumulative net loss curve is based on a historical average of VW Credit’s prior securitized pools. Default and recovery rate estimates are included in the cumulative net loss assumption, and

•	Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the equity-like component of the first-loss exposure.

VW Credit believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The fair value of the notes and the certificate was calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

The methodology above was used to determine the estimated fair value of the eligible horizontal residual interest retained by the depositor. In accordance with Regulation RR, within a reasonable time after the closing date, we will disclose the actual fair value of the eligible horizontal residual interest retained based on the final pricing information and bond structure, as well as the fair value of the eligible horizontal residual interest required to be retained under Regulation RR. In addition, to the extent the valuation methodology used with respect to the eligible horizontal residual interest actually retained, or any of the key inputs and assumptions used therein, differ materially from those set forth above, we will disclose those material differences. [These disclosures will be made on [Form 8-K] filed under the CIK number of the depositor.]

As described under “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments” and “—Priority of Payments May Change Upon an Event of Default” below, payments to certificateholders on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under

“Description of the Transfer Agreements and the Administration Agreement—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the certificateholders prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificates are described in this prospectus under “The Issuing Entity—Capitalization of the Issuing Entity.”]

[Risk Retention Reserve Account: On or prior to the closing date, the depositor will establish an account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be fully funded by a deposit of a portion of the proceeds of the sale of the offered notes on the closing date in the amount equal to $[            ]. Funds on deposit in the risk retention reserve account may not be used to pay the servicing fee for as long as VW Credit or an affiliate of VW Credit is the servicer, and may not be used to reimburse servicer advances. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments” in this prospectus but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent collections on the receivables are insufficient to make such payments. After the closing date, information regarding the risk retention reserve account, including the balance and the amount of any withdrawals therefrom or deposits thereto, will be reported on a monthly basis in the servicer’s monthly statement to noteholders. See “Description of the Transfer Agreements and the Administration Agreement—Statements to Noteholders.”]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR. [The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of VW Credit [on or] after the closing date.]

THE ORIGINATOR

The following is a description of the origination, underwriting and servicing of motor vehicle receivables by the originator as of the date of this prospectus.

The originator originates or acquires receivables through a variety of origination channels across a wide spectrum of credit quality obligors. [VW Credit will act as servicer for all receivables to be sold to the issuing entity on the closing date.]

The originator purchases retail installment sale contracts and installment loans, secured by automobiles or other motor vehicles, through dealerships throughout the United States. Additionally, VW Credit may utilize direct marketing to offer automobile financing directly to consumers. The originator’s direct marketed products may include financing for the purchase of new and used vehicles, as well as refinancing of existing motor vehicle loans. The originator customizes product features, such as interest rate, loan amount, and loan terms, enabling it to lend to customers with a wide range of credit profiles.

Pool Underwriting

VW Credit’s underwriting standards emphasize the prospective obligor’s willingness and ability to repay the amounts when due on the contract, as well as the asset value of the motor vehicle to be financed. Contracts that are purchased must comply with VW Credit’s underwriting standards and other requirements under existing agreements between VW Credit and dealers. VW Credit’s underwriting, servicing and collection activities are conducted principally at processing centers located in Libertyville, Illinois and Hillsboro, Oregon.

Each applicant for a retail installment sale contract is required to complete a credit application. Applications submitted to VW Credit include the following information about the applicant:

•	residential information;

•	source and amount of monthly income;

•	monthly mortgage or rent payment;

•	social security number; and

•	other personal and financial information.

Dealers submit applications together with information about the proposed terms of the retail installment sale contract to VW Credit through website based systems or by facsimile. VW Credit generally obtains a credit report on the applicant from a national credit bureau selected based upon VW Credit’s assessment of which credit bureau provides the most accurate and complete credit reports in the applicant’s geographic area. In a limited number of cases, a credit report is not available because an applicant does not have an established credit history. If an individual applicant has sufficient recent credit history, the credit bureau data includes the applicant’s credit risk score, often referred to as a “credit bureau score” or a FICO® score, which is generated using statistical models created by Fair Isaac Corporation. The credit bureau score measures the likelihood an applicant will repay an obligation as expected. Credit scores are the primary factors used as measuring devices to indicate the degree of risk on contracts offered to VW Credit by dealers.

VW Credit also evaluates each application using a proprietary credit scoring algorithm developed by a third party credit scoring company for VW Credit and referred to as a scorecard. The scorecard is used to assess the creditworthiness of an applicant using the credit bureau data to assign the applicant a proprietary credit score.

Credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a VW Credit credit analyst based on VW Credit’s electronic decisioning model. The model uses the VW Credit-derived credit score, the applicant’s credit bureau score, and a set of business rules designed to identify certain credit-related items such as loan-to-value ratio, affordability measures (e.g., payment-to-income ratio) and collateral type and quality. The model also identifies incomplete or inconsistent data such as an address or social security number mismatch, which is often caused by incorrect data entry but could possibly be a sign of fraud. In some cases, an application is not automatically rejected but does not meet the criteria for automatic approval, either because of incomplete or inconsistent information or because one or more credit-related terms is not within prescribed automatic approval levels. In such cases, a credit analyst evaluates the application to make a purchase decision using the company’s written underwriting guidelines. The credit analyst considers the same information included in the electronic decisioning model and weighs other factors, such as the prospective purchaser’s prior experience with VW Credit. If data entry or inconsistent information is the reason an application did not receive automatic approval, the credit analyst will contact the dealer if necessary to verify the data in question and to make corrections if necessary or obtain proof of the inconsistent data. Based on the credit analyst’s assessment of the strengths and weaknesses of each application, the analyst will then either approve the application, reject the application or forward the application for review by a VW Credit credit analyst with higher approval authority.

Of the receivables to be sold to the issuing entity on the closing date, [                    ] receivables, having an aggregate principal balance of approximately $[        ] (approximately [    ]% of the net pool balance as of the cut-off date) were automatically approved, while [    ] receivables, having an aggregate principal balance of approximately $[        ] (approximately [    ]% of the net pool balance as of the cut-off date) were evaluated and approved by a VW Credit credit analyst with appropriate authority in accordance with VW Credit’s written underwriting guidelines. [None] of the receivables in the pool were originated with exceptions to VW Credit’s written underwriting guidelines, nor were any receivables in the pool approved after being automatically rejected by the electronic decisioning model.

VW Credit uses risk-based pricing that includes a tiered system of interest rates and advance rates representing the varying degrees of risk assigned to different ranges of credit risk. If VW Credit considers an applicant to be relatively less creditworthy and, as a result, a greater risk, VW Credit will assign the applicant a higher interest rate and lower permissible advance rates. VW Credit makes its final credit decision based upon the degree of credit risk with respect to each applicant.

VW Credit regularly reviews and analyzes its portfolio of receivables to evaluate the effectiveness of its underwriting guidelines and purchasing criteria. If external economic factors, credit loss or delinquency experience, market conditions or other factors change, VW Credit may adjust its underwriting guidelines and purchasing criteria in order to change the asset quality of its portfolio or to achieve other goals and objectives.

THE SERVICER

VW Credit will be the servicer. VW Credit offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) approximately [    ] dealers in the United States that sell Volkswagen and/or Audi vehicles. VW Credit has been directly servicing motor vehicle receivables since 1996. Prior to 1996, receivables originated by VW Credit were serviced through a third party servicer. VW Credit’s auto loan asset-backed securitization program was first used in a term securitization in 1988. After the 1988 term securitization, VW Credit began securitizing auto loans again in 2003.

So long as VW Credit is the servicer, it will also act as custodian of the receivables and will maintain possession of the receivables as the issuing entity’s and the indenture trustee’s agent. The servicer, among other things, will manage, service, administer and make collections on the receivables in accordance with its customary servicing practices, using the degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others. The servicer is permitted to delegate some or all of its duties to its affiliates or specific duties to sub-contractors who are in the business of performing such duties, although the servicer will remain liable for the performance of any duties that it delegates to another entity.

The servicer will have full power and authority to do any and all things in connection with such managing, servicing, administration and collection that it may deem necessary or desirable. The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices.

VW Credit has made adjustments to its customary servicing practices over time, particularly in the areas of collections timing, collections intensity, repossession timing and business processes and workflow. Most of these adjustments are introduced on a limited and controlled trial basis and are implemented program-wide after VW Credit determines that those adjustments will result in an overall improvement in servicing and collections.

The servicer will, in accordance with its customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to re-perfect such security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

Under the sale and servicing agreement, the servicer covenants not to release the financed vehicle securing each receivable from the security interest granted by that receivable in whole or in part, except as required by applicable law or court order or in the event of payment in full by or on behalf of the related obligor or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices or in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering that financed vehicle. If this covenant is breached, under the sale and servicing agreement, the servicer will be required to repurchase the related receivable if such breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable. In addition, if the servicer extends the date for final payment by the obligor on any receivable beyond the last day of the collection period prior to the final scheduled payment date for the latest maturing class of notes or reduces the contract rate or outstanding principal balance with respect to any receivable other than as required by applicable law or court order, under the sale and servicing agreement the servicer will be required to repurchase the related receivable, if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable.

The servicer, in its capacity as custodian, will hold the receivable files for the benefit of the issuing entity and the indenture trustee. In performing its duties as custodian, the servicer will act in accordance with its customary servicing practices. The servicer will promptly report to the issuing entity and the indenture trustee any failure on its part to hold a material portion of the receivable files and maintain its accounts, records, and computer systems as provided by the sale and servicing agreement and promptly take appropriate action to remedy any such failure. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivable files in electronic form and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees.

Additionally, under the sale and servicing agreement the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables, provided, however, that if the servicer (i) extends the date for final payment by the obligor of any receivable beyond the last day of the collection period prior to the final scheduled payment date for the latest maturing class of notes or (ii) reduces the contract date or outstanding principal balance with respect to any receivable other than as required by applicable law or court order, it will promptly purchase such receivable. The servicer may refinance any receivable and deposit the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing shall not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the obligor or any casualty with respect to the financed vehicle.

The servicer, in its sole discretion, may in accordance with its customary servicing practices sell any receivable’s deficiency balance. Net proceeds of any such sale allocable to the receivable will constitute Liquidation Proceeds, and the sole right of the issuing entity and the indenture trustee with respect to any such sold receivables will be to receive such Liquidation Proceeds. Upon such sale, the servicer will mark its computer records indicating that any such receivable sold no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the receivable free from any lien or other interest of the issuing entity or the indenture trustee.

Collection and Repossession Procedures

The customer billing process is generally initiated by the mailing of invoices on a monthly basis. Monthly payments are received at a lockbox account, mailed directly to VW Credit, or are paid electronically, including through direct debit or telephonic payment systems. Customers may enroll in a variety of recurring and one-time automated clearinghouse programs that debit funds directly from their bank accounts. As payments are received, they are electronically transferred to VW Credit and processed through VW Credit’s servicing system for the application of payments to the appropriate accounts.

VW Credit measures delinquency by the number of days elapsed from the date a payment is due under the installment contract. VW Credit considers an account delinquent if more than 25% of the scheduled monthly payment is past due. If a loan is between 5 and 20 days delinquent, VW Credit generally mails a notice to the purchaser and/or initiates telephone contact requesting payment. VW Credit improves its collection efficiency through the use of technology such as automatic dialing, predictive dialing and behavioral scoring of loan accounts. If the delinquent loan cannot be brought current or completely collected within 60 to 90 days, VW Credit generally assigns the vehicle to a repossession agent and attempts to repossess the related vehicle. VW Credit holds repossessed vehicles in inventory to comply with any applicable statutory requirements for reinstatement or redemption and then sells or otherwise disposes of the vehicles. VW Credit’s current policy is to generally charge-off a loan contract on the earlier of (1) the date on which the proceeds of sale of the vehicle are applied to the loan contract and (2) the month in which the loan contract reaches its 120th day of delinquency if the loan has been assigned to a repossession agent for 60 days. Deficiencies remaining after repossession and sale of the vehicle or after the full charge-off of the installment contract may be pursued by or on behalf of VW Credit to the extent practicable and legally permitted. See “Material Legal Aspects of the Receivables—Deficiency Judgments and Excess Proceeds” in this prospectus.

The servicer will use commercially reasonable efforts, consistent with its customary servicing practices, to repossess or otherwise convert the ownership of the financed vehicle securing any receivable as to which the servicer had determined eventual payment in full is unlikely unless it determines in its sole discretion that repossession will not increase the liquidation proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance. The servicer will follow such customary servicing practices as it deems necessary or advisable, which may include reasonable efforts to realize upon any recourse to any dealer and selling the financed vehicle at public or private sale. The foregoing will be subject to the provision that, in any case in which the financed vehicle has suffered damage, the servicer will not be required to expend funds in connection with the repair or the repossession of such financed vehicle unless it determines in its sole discretion that such repair and/or repossession will increase the liquidation proceeds by an amount greater than the amount of such expenses. The servicer, in its sole discretion, may in accordance with its customary servicing practices sell charged-off receivables. Net proceeds of any such sale allocable to the receivable will constitute liquidation proceeds, and the sole right of the issuing entity and the indenture trustee, if any, with respect to any such sold receivables will be to receive such liquidation proceeds. Upon such sale, the servicer will mark its computer records indicating that any such receivable sold no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the receivables free from any lien or other interest of the issuing entity or the indenture trustee, if any.

VW Credit’s underwriting and collection standards are reviewed by its Retail Credit Committee. Any change in VW Credit’s underwriting and collection standards requires prior approval from the Retail Credit Committee.

Extensions

VW Credit will grant extensions or deferments of retail installment sale contracts in accordance with its customary servicing procedures and the applicable sale and servicing agreement.

Servicing Experience

None of VW Credit’s term securitization transactions have experienced early amortizations, servicer defaults or events of default. Neither VW Credit nor any issuing entity can guarantee that there will not be any early amortizations, servicer defaults or events of default in the future.

Insurance

Each retail installment sale contract requires the purchaser to obtain and maintain physical damage insurance on the purchased vehicle. VW Credit’s dealer agreements include a requirement that the dealer provide VW Credit with written evidence that the purchaser has physical damage insurance which meets the requirements of the installment contract at the inception of the loan; nevertheless, there can be no assurance that each purchased vehicle will continue to be covered by physical damage insurance for the entire term of the installment contract or that VW Credit will continue to monitor insurance while the notes remain outstanding. The amount of insurance required by the loan contracts is at least equal to the amount required by applicable state law, subject to customary deductibles. VW Credit requires the policy to name VW Credit as loss payee with respect to physical damage.

VW Credit does not require purchasers to carry credit disability, credit life, credit health or other similar insurance coverage which provides for payments to be made on the loan on behalf of purchasers in the event of disability or death. To the extent that the purchaser obtains any of these insurance coverages, payments received on that coverage may, if permitted by applicable law, be applied to payments on the related loan to the extent that the purchaser’s beneficiary chooses to do so.

Each obligor on a receivable will be contractually required to maintain insurance covering physical damage to the obligor’s financed vehicle. The originator will be required to be named as loss payee under the policy of insurance obtained by the obligor. Each financed vehicle will be required to be insured against loss and damage due to fire, theft, transportation, collision and other risks covered by comprehensive coverage. Since obligors may choose their own insurers to provide the required coverage, the specific terms and conditions of their policies may vary.

THE ASSET REPRESENTATIONS REVIEWER

[    ], a [    ], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the depositor, the indenture trustee and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not, and will not be, affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. If the asset representation reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables, the asset representations reviewer will promptly resign and the sponsor will appoint a successor asset representations reviewer. If the asset representations reviewer has resigned, been removed, replaced or substituted, or if a successor asset representations reviewer has been appointed, the depositor will disclose on the Form 10-D filed after the collection period in which the event occurred, the date of the event and the circumstances surrounding the resignation, removal, replacement, substitution, or appointment, as applicable. The predecessor asset representations reviewer shall pay the expenses (including the fees and expenses of counsel) associated with the required resignation of the asset representations reviewer and the appointment of a successor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Receivables for compliance with the representations and warranties made by the sponsor and the depositor on the receivables if the conditions described below under “Description of the Transfer Agreements and the Administration Agreement—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Description of the Transfer Agreements and the Administration Agreement—Fees and Expenses” in this prospectus. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Transfer Agreements and the Administration Agreement —Asset Representations Review” in this prospectus. [Describe any limitations of the asset representations reviewer’s liability under Item 1109(b)(5)]. The servicer, the sponsor and the depositor are required under the asset representation review agreement to provide the asset representation reviewer copies of the receivable files and to make available to the asset representation reviewer the related contracts and records maintained by such person during normal business hours upon reasonable prior written notice in connection with a review of the receivables. The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. [Insert description of any indemnification provisions that entitle the asset representations reviewer to be indemnified from available amounts that otherwise would be used to pay holders of the notes.]

[THE [SWAP] [CAP] COUNTERPARTY

[                    ] will be the [swap] [cap] counterparty. It is organized as a [                    ] under the laws of [                    ].

Upon the occurrence of an event of default or termination event specified in the interest rate [swap] [cap] agreement, the interest rate [swap] [cap] agreement may be replaced with a replacement interest rate [swap] [cap] agreement as described above under “The Notes—Interest Rate [Swap] [Cap].”

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate [swap] [cap] agreement is less than 10%.] [Insert disclosure required by Item 1115 of Regulation AB]

THE RECEIVABLES POOL

The characteristics set forth in this section are based on the pool of receivables as of the cut-off date.

Characteristics of the Receivables

The receivables sold to the issuing entity on the closing date will be selected for inclusion in the pool based upon the satisfaction of several criteria. In addition, each of VW Credit and the depositor will make certain representations and warranties about the receivables, which if breached, could result in VW Credit or the depositor, as applicable, being required to repurchase the related receivables. [The characteristics of the subsequent receivables to be sold to the issuing entity on each funding date as of the applicable subsequent cut-off date may vary somewhat from the characteristics of the receivables in the pool as of the initial cut-off date illustrated in the tables below. Any such variance is not expected to be material.]

As of the cut-off date, each receivable to be acquired by the issuing entity on the closing date:

•	had an original term to maturity of [ ] months to [ ] months;

•	had a maturity of no later than [ ];

•	had a remaining principal balance of at least $[ ];

•	had an APR of [ ]% to [ ]%;

•	was not more than 30 days past due; and

•	satisfied the Eligibility Representations described under “Description of the Transfer Agreements and the Administration Agreement—Representations and Warranties” in this prospectus.

Interest on all of the receivables is calculated using [either] the Simple Interest Method [or the Scheduled Interest Method]. See “The Receivables—Calculation Methods” in this prospectus.

As of the cut-off date, the weighted average FICO®1 score of the receivables as of origination of the related receivables is [    ] (excluding receivables of obligors with no FICO® score). Additionally, [    ]% of the net pool balance as of the cut-off date is composed of obligors with no FICO® score available as of the origination of the related receivables. The FICO® score of an obligor is calculated as of the origination of the related receivable in the manner described in “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by the originator in its credit scoring system to assess the credit risk associated with each applicant, see “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus. Additionally, FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables. In addition, FICO® scores may change over time, depending on the conduct of the obligor and changes in credit score technology and therefore, an obligor’s FICO® score at any time in the future may be higher or lower than the obligor’s FICO® score as of origination of the related receivable. See “Risk Factors—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables” in this prospectus.

Payment of any expenses incurred in connection with the selection and acquisition of the receivables will be made by the depositor or its affiliates directly, rather than out of the offering proceeds.

There are no material direct or contingent claims that parties other than the secured parties under the indenture have regarding any receivables.

Each receivable will be selected using selection procedures that were not known or intended by VW Credit to be adverse to the issuing entity.

[1]	FICO® is a federally registered trademark of Fair Isaac Corporation.

Pool Stratifications

The composition, distribution by remaining term, distribution by APR, distribution by FICO® score, distribution by original term, distribution by seasoning, geographic distribution by state of the billing address of the obligor and distribution by vehicle type, in each case of the receivables as of the cut-off date are set forth in the tables below.

Composition of the Receivables Pool

As of the Cut-off Date

Number of Receivables
Aggregate Outstanding Principal Balance
Outstanding Principal Balance
Average
Minimum
Maximum
APR
Weighted Average(1)
Minimum
Maximum
Original Term (Months)
Weighted Average(1)
Minimum
Maximum
Remaining Term (Months)
Weighted Average(1)
Minimum
Maximum
Percentage By Principal Balance of New Vehicles
Percentage By Principal Balance of Used Vehicles
Percentage By Principal Balance of Volkswagen Vehicles
Percentage By Principal Balance of Audi Vehicles
FICO® Score(2)(3)
Weighted Average(1)(3)
Minimum(3)
Maximum(3)

(1)	Weighted by principal balance as of the cut-off date.
(2)	FICO® is a federally registered trademark of Fair Isaac Corporation.
(3)	FICO® scores are calculated as of origination of the related receivables and exclude obligors for which no FICO® score was available as of origination of the related receivable.

Distribution of the Receivables by Remaining Term

As of the Cut-off Date

Remaining Term Range	Number of Receivables	Percent of Total Number of Receivables(1)	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance(1)
6 Months or less
7 months to 12 months
13 months to 18 months
19 months to 24 months
25 months to 30 months
31 months to 36 months
37 months to 42 months
43 months to 48 months
49 months to 54 months
55 months to 60 months
61 months to 66 months
67 months to 72 months

Total

(1)	Sum may not equal 100% due to rounding.

Distribution of the Receivables by APR

As of the Cut-off Date

APR Range	Number of Receivables	Percent of Total Number of Receivables(1)	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance(1)
0.00% to 0.99%
1.00% to 1.99%
2.00% to 2.99%
3.00% to 3.99%
4.00% to 4.99%
5.00% to 5.99%
6.00% to 6.99%
7.00% to 7.99%
8.00% to 8.99%
9.00% to 9.99%
10.00% to 10.99%
11.00% to 11.99%
12.00% to 12.99%
13.00% to 13.99%
14.00% to 14.99%
15.00% to 15.99%
16.00% to 16.99%
17.00% to 17.99%
18.00% to 18.99%

Total

(1)	Sum may not equal 100% due to rounding.

Distribution of the Receivables by FICO® Score

As of the Cut-off Date

FICO® Score Range(2)	Number of Receivables	Percent of Total Number of Receivables(1)	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance(1)
600 to 660
661 to 700
701 to 750
751 to 800
801 to 880

Total

(1)	Sum may not equal 100% due to rounding.
(2)	FICO® scores are calculated as of the origination of the related receivables and excludes receivables for which no FICO® score was available as of the origination of the related receivable.

Geographic Distribution of the Receivables by State

As of the Cut-off Date

State(1)	Number of Receivables	Percent of Total Number of Receivables(2)	Aggregate Outstanding Principal Balance	Percent of Total Aggregate Outstanding Principal Balance(2)
Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
District of Columbia
Florida
Georgia
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maine
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Montana
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Vermont
Virginia
Washington
West Virginia
Wisconsin
Wyoming

Total

(1)	Based on the billing address of the obligor on the receivables.
(2)	Sum may not equal 100% due to rounding.

[Insert description of any economic or other factors specific to any state or region where 10% or more of the receivables are located which may materially impact the pool assets or pool asset fund.]

[Insert description of any economic or other factors specific to that concentration that may materially impact the receivables or transaction cash flows.]

Distribution of the Receivables by Original Term

As of the Cut-off Date

Original Term Range	Number of Receivables	Percent of Total Number of Receivables(1)	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance(1)
12 months to 18 months
19 months to 24 months
25 months to 30 months
31 months to 36 months
37 months to 42 months
43 months to 48 months
49 months to 54 months
55 months to 60 months
61 months to 66 months
67 months to 72 months

Total

(1)	Sum may not equal 100% due to rounding.

Distribution of the Receivables by Seasoning

As of the Cut-off Date

Seasoning Range	Number of Receivables	Percent of Total Number of Receivables(1)	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance(1)
6 months or less
7 months to 12 months
13 months to 18 months
25 months to 30 months
31 months to 36 months
37 months to 42 months
43 months to 48 months
49 months to 54 months
55 months to 60 months
61 months to 66 months

Total

(1)	Sum may not equal 100% due to rounding.

Distribution of the Receivables by Vehicle Type

As of the Cut-off Date

Vehicle Type	Number of Receivables	Percent of Total Number of Receivables(1)	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance(1)
Car
SUV
Minivan

Total

(1)	Sum may not equal 100% due to rounding.

Delinquencies, Net Credit Loss and Repossession Experience

The following tables provide information relating to delinquency, credit loss and repossession experience for each period indicated with respect to all motor vehicle receivables serviced by VW Credit. This information includes the experience with respect to all motor vehicle receivables serviced as of each respective date or during each listed period. The following statistics include motor vehicle receivables with a variety of payment and other characteristics that may not correspond to the motor vehicle receivables in the receivables pool. In addition, motor vehicle receivables with an original term greater than 60 months and the relative percentage of used vehicles in VW Credit’s portfolio has increased over time, which has resulted in a higher percentage of longer term loans and loans financing used vehicles being held by the issuing entity than was present in VW Credit’s motor vehicle receivables servicing portfolio as of the dates and for the periods indicated. As a result, there can be no assurance that the delinquency and credit loss experience with respect to the motor vehicle receivables in the receivables pool will correspond to the delinquency and credit loss experience of VW Credit’s motor vehicle receivables servicing portfolio set forth in the following tables.

VW Credit Managed Retail Portfolio

Delinquency Experience(1)(2)(4)

(dollars in thousands)

	At [ ]		At December 31,
	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Principal Amount Outstanding
Number of Receivables Outstanding

	Units %	Units %	Units %	Units %	Units %	Units %	Units %
Delinquencies(2)(3)
31-60 days
61-90 days
91 or more days
Total 30+ Delinquencies

(1)	Data presented in the table is based upon retail balances for new and used vehicles financed by VW Credit, including those that have been sold but are serviced by VW Credit.
(2)	An account is considered delinquent if more than 25% of the scheduled monthly payment is past due.
(3)	VW Credit generally charges-off a receivable on the earlier of (a) the date on which proceeds from the sale of the vehicle securing that receivable are applied to the contract and (b) the month in which the receivable reaches its 120th day of delinquency if the contract has been assigned to a repossession agent for 60 days.
(4)	Balances and percentages may not add to total due to rounding.

VW Credit Managed Retail Portfolio

Net Credit Loss and Repossession Experience(1)

(dollars in thousands)

	At or for the [ ] months ended [ ],		At or for the twelve months ended December 31,
	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Principal Amount Outstanding
Average Principal Amount Outstanding(2)
Number of Receivables Outstanding
Average Number of Receivables Outstanding(2)
Number of Receivables Repossessed
Number of Receivables with a Recovery
Number of Receivables Repossessed as a percent of the Average Number of Receivables Outstanding
Charge-Offs(4)
Recoveries(3)
Net Losses(5)
Net Losses as a percent of Average Principal Amount Outstanding(6)
Average Net Loss or all Receivables with a Net Loss(2)

(1)	Data presented in the table is based upon retail balances for new and used vehicles financed by VW Credit, including those that have been sold but are serviced by VW Credit.
(2)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(3)	Recoveries generally include the net amounts received with respect to retail contracts previously charged off.
(4)	Charge-offs generally represent the total aggregate net outstanding balance of the retail contracts determined to be uncollectible in the period less proceeds from the disposition of related retail vehicles, other than recoveries described in Note (5) below.
(5)	Net Losses generally represent the total aggregate net outstanding balance of receivables determined to be uncollectible during the period less proceeds from the disposition of related vehicles, including net amounts received from customers.
(6)	Percentages have been annualized at or for the [ ] months ended [ ] and are not necessarily indicative of the experience for the entire year.

In addition to the payment and other characteristics of a pool of receivables, delinquencies and credit losses are also affected by a number of social and economic factors, including changes in interest rates and unemployment levels, and there can be no assurance as to the level of future total delinquencies or the severity of future credit losses as a result of these factors. Accordingly, the delinquency and credit loss experience of the receivables may differ from those shown in the foregoing tables.

See “Origination and Servicing Procedures” in this prospectus for additional information regarding the servicer.

Delinquency Experience Regarding the Pool of Receivables

The following table sets forth the delinquency experience regarding the pool of receivables. The servicer considers a receivable delinquent when an obligor fails to make more than 25% of a scheduled payment by the related due date. The period of delinquency is based on the number of days payments are contractually past due. As of the cut-off date, none of the receivables in the pool were more than 30 days delinquent[, and as of the cut-off date, none of the receivables in the pool sold to the issuing entity on the closing date will be more than 30 days delinquent].

Historical Delinquency Status	Number of Receivables	Percent of Total Number of Receivables	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance
Delinquent no more than once for 31-60 days(1)
Delinquent more than once for 31-60 days but never for 61 days or more
Delinquent at least once for 61 days or more

(1)	Delinquent no more than once for 31-60 days represent accounts that were delinquent one time but never exceeded 60 days past due.

Static Pool Information About Certain Previous Securitizations

Appendix A to this prospectus sets forth in tabular and graphic format static pool information about prior securitized pools of retail installment sale contracts and installment loans that were sponsored by VW Credit in the last five years, including those receivables acquired and securitized by Volkswagen Auto Lease/Loan Underwritten Funding, LLC, that were included in the Volkswagen Auto Loan Enhanced Trust [        ]† transactions. Static pool information consists of cumulative credit losses, delinquency and prepayment data for prior securitized pools and summary information for the original characteristics of the prior pools. The term “securitized pool” refers to the securitized pool of receivables as of the related cut-off date. The characteristics of the securitized pools included in Appendix A vary from the characteristics of the receivables in this transaction.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

The characteristics of receivables included in the static pool data discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in this transaction and the social, economic and other conditions existing at the time when the receivables in this transaction were originated and those that will exist in the future when the receivables in the current transaction are required to be repaid. As a result, there can be no assurance that the static pool data referred to above will correspond to or be an accurate predictor of the performance of this receivables securitization transaction.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

†	Insert transactions sponsored by VW Credit in the last five years.

As part of the review, VW Credit identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by VW Credit’s senior management to ensure the accuracy of such descriptions. VW Credit also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the transaction documents to ensure the descriptions were accurate. Members of VW Credit’s capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, VW Credit also performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] to confirm that those receivables satisfied the criteria set forth under “The Receivables Pool—Criteria Applicable to Selection of the Receivables” in this prospectus. The first aspect of that review tested the accuracy of the individual receivables data contained in VW Credit’s data tape. The data tape is an electronic record maintained by VW Credit, which includes certain attributes of the receivables. VW Credit selected a random sample of [    ] receivable files to confirm certain data points such as FICO® score, APR and origination date conformed to the applicable information on the data tape. A second aspect of that review consisted of a comparison of the statistical information contained under “The Receivables Pool” to data in, or derived from, the data tape. Statistical information relating to the receivables in the pool was recalculated using the applicable information on the data tape. In addition to this review, VW Credit performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all finding and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

[Asset Level Information]

[For securities issued after November 23, 2016: The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity on [●], which is hereby incorporated by reference. The asset-level data comprises each of the of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related financed vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable since it was origination. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.]

REPURCHASES AND REPLACEMENTS

[No assets securitized by VW Credit were the subject of a demand to repurchase or replace for breach of the representations and warranties during the three year period ending [        ].] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by VW Credit during the period from [        ], 20[    ] to [        ], 20[    ].] Please refer to Form ABS-15G filed by VW Credit on [        ] for additional information. The CIK number of VW Credit is 0000833733.

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator			Receivables that Were Subject of Demand			Receivables That Were Repurchased or Replaced			Receivables Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
Volkswagen Auto Loan Enhanced Trust 20[ ]-[ ]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Volkswagen Auto Loan Enhanced Trust 20[ ]-[ ]		Originator 2	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

WEIGHTED AVERAGE LIFE OF THE NOTES

The weighted average life of the notes will generally be influenced by the rate at which the outstanding principal balances of the receivables are paid, which payments may be in the form of scheduled payments or prepayments. Each receivable is prepayable in full by the obligor at any time. Full and partial prepayments on motor vehicle receivables included in the issuing entity property will be paid or distributed to the noteholders on the next payment date following the collection period in which they are received. To the extent that any receivable included in the issuing entity property is prepaid in full, whether by the obligor, or as the result of a purchase by the servicer or a repurchase by the originator or otherwise, the actual weighted average life of the receivables included in the issuing entity property will be shorter than a weighted average life calculation based on the assumptions that payments will be made on schedule and that no prepayments will be made. Weighted average life means the average amount of time until the entire principal amount of a receivable is repaid. Full prepayments may also result from liquidations due to default, receipt of proceeds from theft, physical damage, credit life or credit disability insurance policies, repurchases by the depositor as a result of the failure of a receivable to meet the Eligibility Representations or as a result of a breach of covenants with respect to the receivables or purchases made by the servicer as a result of a breach of a covenant made by it related to its servicing duties in the transaction documents. In addition, early retirement of the notes may be effected at the option of the servicer to purchase the remaining receivables as described under “Description of the Transfer Agreements and the Administration Agreement—Optional Redemption” in this prospectus.

The rate of full prepayments by obligors on the receivables may be influenced by a variety of economic, social and other factors. These factors include the unemployment rate, servicing decisions, seasoning of loans, destruction of vehicles by accident, loss of vehicles due to theft, sales of vehicles, market interest rates, the availability of alternative financing and restrictions on the obligor’s ability to sell or transfer the financed vehicle securing a receivable without the consent of the servicer. Any full prepayments or partial prepayments applied immediately will reduce the average life of the receivables.

The originator can make no prediction as to the actual prepayment rates that will be experienced on the receivables included in the issuing entity property in either stable or changing interest rate environments. Noteholders will bear all reinvestment risk resulting from the rate of prepayment of the receivables included in the issuing entity property.

The following information is provided solely to illustrate the effect of prepayments of the receivables on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on motor vehicle receivables can be measured against prepayment standards or models. The model used in this prospectus, the absolute prepayment model, or “ABS”, assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. ABS also assumes that all of the receivables in a pool are the same size, that all of those receivables amortize at the same rate, and that for every month that any individual receivable is outstanding, payments on that particular receivable will either be made as scheduled or the receivable will be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of receivables or a prediction of the anticipated rate of prepayment on either the pool of receivables involved in this transaction or on any pool of motor vehicle receivables. You should not assume that the actual rate of prepayments on the receivables will be in any way related to the percentage of prepayments that was assumed for ABS.

The tables below which are captioned “Percent of the Initial Outstanding Balance at Various ABS Percentages” (the “ABS Tables”) are based on ABS and were prepared using the following assumptions:

•	the issuing entity holds [12] pools of receivables with the following characteristics:

Pool	Outstanding Principal Balance	Gross APR	Original Term to Maturity (in Months)	Remaining Term to Maturity (in Months)
1	$	%
2	$	%
3	$	%
4	$	%
5	$	%
6	$	%
7	$	%
8	$	%
9	$	%
10	$	%
11	$	%
12	$	%
Total	$

•	all prepayments on the receivables each month are made in full at the specified constant percentage of ABS and there are no defaults, losses or repurchases;

•	interest accrues on the notes at the following coupon rates: Class A-1 notes, [ ]%; Class A-2 notes, [ ]%; Class A-3 notes, [ ]%; Class A-4 notes, [ ]%; [and Class B notes, [ ]%];

•	each scheduled payment on the receivables is made on the last day of each month commencing in [ ], and each month has 30 days;

•	the original outstanding balance of each class of notes is equal to the applicable original outstanding balance set forth on the front cover of this prospectus;

•	payments on the notes are paid in cash on each payment date commencing [ ],and on the [ ] calendar day of each subsequent month whether or not that day is a business day;

•	the notes are purchased on [ ];

•	the Class A-1 notes will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•	the Class A-2 notes, the Class A-3 notes, the Class A-4 notes [and the Class B notes] will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•	the scheduled payment for each receivable was calculated on the basis of the characteristics described in the ABS Tables and in such a way that each receivable would amortize in a manner that would be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	except as indicated in the tables, the clean-up call option to redeem the notes will be exercised at the earliest opportunity.

•	the servicing fee will be [1.00]% per annum;

[•	$[ ] will be deposited in the pre-funding account on the closing date; ] and

[•	all of the funds in the pre-funding account are used to purchase subsequent receivables.]

•	the cut-off date is [ ].

The ABS Tables were created relying on the assumptions listed above. The tables indicate the percentages of the original outstanding balances of each class of notes that would be outstanding after each of the listed payment dates if certain percentages of ABS are assumed. The ABS Tables also indicate the corresponding weighted average lives of each class of notes if the same percentages of ABS are assumed. The assumptions used to construct the ABS Tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the receivables may differ materially from the assumptions used to construct the ABS Tables.

As used in the ABS Tables, the “weighted average life” of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the related original outstanding balance of the note.

Percent of the Initial Outstanding Balance at Various ABS Percentages Class A-1 Notes

Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	2.00%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Outstanding Balance at Various ABS Percentages Class A-2 Notes

Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	2.00%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Outstanding Balance at Various ABS Percentages Class A-3 Notes

Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	2.00%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Outstanding Balance at Various ABS Percentages Class A-4 Notes

Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	2.00%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

[Percent of the Initial Outstanding Balance at Various ABS Percentages] [Class B Notes]

Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	2.00%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

[POOL FACTORS,] NOTE FACTORS AND POOL INFORMATION

Each month the servicer will compute [both] [a Pool Factor] [and] [a Note Factor].

The “Pool Factor” will be a six-digit decimal equal to (1) the sum of the net pool balance and any subsequent receivables added to the issuing entity property as of the end of the preceding collection period divided by (2) the sum of the aggregate outstanding principal balance of the receivables as of the cut-off date. The Pool Factor will be 1.000000 as of the cut-off date; thereafter, the Pool Factor will decline to reflect reductions in the net pool balance. The amount of a noteholder’s pro rata share of the net pool balance for a given month can be determined by multiplying the original denomination of the holder’s security by the Pool Factor for that month.

The “Note Factor” will be a six-digit decimal indicating the outstanding balance of the notes or a class of notes, as applicable, at the end of the month as a fraction of the original balance of the notes or a class of notes, as applicable, as of the closing date. The Note Factor will be 1.000000 as of the closing date; thereafter, the Note Factor will decline to reflect reductions in the outstanding balance of the notes or a class of notes, as applicable. As a noteholder, your share of the principal balance of a particular class of notes is the product of (1) the original denomination of your note and (2) the applicable class Note Factor.

The noteholders of record will receive monthly reports from the indenture trustee concerning payments received on the receivables, the net pool balance and/or the note balance, the Pool Factor and/or the Note Factor, and other relevant information. If the notes are issued in book-entry form, then The Depository Trust Company (“DTC”) (or its successors) will supply these reports to noteholders in accordance with its procedures. Since owners of beneficial interests in a global note will not be recognized as noteholders of that series, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note by a request in writing addressed to the trustee or indenture trustee, as applicable. Noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by applicable law. See “The Notes—Statements to Noteholders” in this prospectus.

THE NOTES

The following information summarizes material provisions of the notes and related provisions in the indenture. The following summary supplements the description of the general terms and provisions of the notes and the indenture set forth in this prospectus, to which you should refer.

General

The notes will be issued pursuant to the terms of the indenture to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders [and the swap counterparty]. We will file a copy of the indenture with the Securities and Exchange Commission (the “SEC”) concurrently with or prior to the time we file this prospectus with the SEC. Holders of the notes will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture.

All payments required to be made on the notes will be made monthly on each payment date, which will be the [    ] day of each month or, if that day is not a business day, then the next business day beginning [            ].

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the latest record date.

The original outstanding balance, interest rate and final scheduled payment date for each class of the notes offered hereby are set forth on the cover page to this prospectus.

Distributions to the certificateholder will be subordinated to distributions of principal of and interest on the notes to the extent described in “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments” in this prospectus.

Book-Entry Registration

Each class of notes offered by this prospectus will be available only in book-entry form except in the limited circumstances described under “The Notes—Definitive Notes” in this prospectus. All notes will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), which will hold positions on behalf of their customers or participants either directly or indirectly through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

Actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

The notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•	the depositor, indenture trustee or the administrator, as applicable, advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the indenture trustee, the depositor or the administrator, as applicable, are unable to locate a qualified successor;

•	the administrator, at its option, elects to terminate the book-entry system through DTC; or

•	after an event of default, beneficial owners representing in the aggregate a majority of the outstanding principal amount of the controlling class or of all the notes (as specified in this prospectus), advise the indenture trustee through DTC in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and the indenture or the trust agreement. Payments or distributions on each payment date and on the final scheduled payment date will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made by check mailed to the address of each noteholder as it appears on the register maintained by the indenture trustee or by other means to the extent provided in this prospectus. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede & Co., however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the issuing entity or indenture trustee, or at the offices of a registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the issuing entity may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite note balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates. In determining whether the indenture trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith may be regarded as “outstanding” if the pledgee of those notes establishes to the satisfaction of the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates.

Access to Noteholder Lists

If definitive notes are issued in the limited circumstances set forth above, or if the indenture trustee is not the registrar for the notes, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five days of that record date; and

•	within 30 days after receipt by the issuing entity of a written request from the owner trustee or indenture trustee for that list, as of not more than ten days before that list is furnished.

Noteholder Communication

The owner of a beneficial interest in a note or, to the extent definitive notes have been issued, a noteholder (collectively, “investors”) may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transfer agreements. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). So long as the depositor is filing monthly distribution reports on Form 10-D under the Exchange Act with respect to the issuing entity, the depositor will include in each such Form 10-D disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transfer agreements. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transfer agreements and a description of the method other investors may use to contact the requesting investor. VW Credit and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Neither the trust agreement nor the indenture will provide for the holding of annual or other meetings of noteholders.

Delivery of Notes

The offered notes will be issued in the minimum denomination of $[100,000] and in integral multiples of $1,000 in excess thereof on or about the closing date in book-entry form through the facilities of The Depository Trust Company, Clearstream and the Euroclear System against payment in immediately available funds.

Payments of Interest

Interest on the unpaid outstanding balance of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be payable monthly on each payment date. Interest will accrue during each interest period at the applicable interest rate [(a) for the Class A-1 notes and the floating rate notes,] from and including the prior payment date (or from and including the closing date in the case of the first interest period) to but excluding the following payment date [or (b) for each other class of notes, from and including the [    ] day of the calendar month preceding each payment date (or from and including the closing date in the case of the first interest period) to but excluding the [    ] day of the month] in which that payment date occurs.

Interest will accrue and will be calculated on the various classes of notes as follows:

•	Actual/360. Interest on the Class A-1 notes [and the Class A-4 notes] will be calculated on the basis of actual days elapsed during the applicable interest period, but assuming a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-4 notes] will be the product of (i) the outstanding principal balance on the Class A-1 notes [and the Class A-4 notes] before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•	30/360. Interest on the Class A-2 notes, the Class A-3 notes, [the Class A-4 notes] [and the Class B notes] will be calculated on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2 notes, the Class A-3 notes, [the Class A-4 notes] [and the Class B notes] will be the product of (i) the outstanding principal balance of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding [ ] (assuming a 30 day calendar month)), divided by 360.

•	Interest Accrual Periods. Interest will accrue on the outstanding principal balance of each class of notes [(a) with respect to the Class A-1 notes and the floating rate notes,] from the prior payment date (or in the case of the first payment date, the closing date) to but excluding the following payment date [or (b) with respect to the Class A-2 notes, the Class A-3 notes and the Class A-4 notes, from and including the [ ]th day of the calendar month preceding a payment date (or in the case of first payment date, from and including the closing date) to but excluding the [ ]th day of the month] in which that payment date occurs. Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

Interest on each note will be paid to the person in whose name that note is registered on the record date. If the notes are issued as book-entry notes, then the “record date” is the close of business on the business day immediately preceding the applicable payment date. If the notes are issued as definitive notes, then the “record date” is the close of business on the last business day of the calendar month immediately preceding the calendar month in which the applicable payment date occurs. (The holders of record of the notes are referred to as “noteholders” in this prospectus.) The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the principal amount of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes. In this transaction, a “business day” will be any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, Virginia, New York [or the principal place of business of the [swap] [cap] counterparty] or in the state in which the corporate trust office of the indenture trustee is located, are authorized or obligated by law, executive order or government decree to be closed.

[A failure to pay the interest due on the notes [of the Controlling Class] on any payment date that continues for a period of [five] business days or more will result in an event of default.] See “Description of the Transfer Agreements and the Administration Agreement—Events of Default” in this prospectus.

Payments of Principal

On each payment date, except as described below, the First Allocation of Principal [and the Second Allocation of Principal] will be applied to make principal payments on the notes. Prior to acceleration of the notes after an event of default, principal payments will be applied to the notes in sequential priority so that no principal payments will be made on any class of notes until all notes with an earlier final scheduled payment date have been paid in full. Thus, on each payment date, the Principal Distribution Amount will be applied to the notes as follows:

•	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

•	second, to the Class A-2 notes, until the Class A-2 notes are paid in full;

•	third, to the Class A-3 notes, until the Class A-3 notes are paid in full; [and]

•	fourth, to the Class A-4 notes, until the Class A-4 notes are paid in full; [and]

•	[fifth, to the Class B notes, until the Class B notes are paid in full.]

At any time that the outstanding balances of the notes have been declared due and payable following the occurrence of an event of default under the indenture, principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full, and then ratably to all other [Class A] noteholders on each payment date, based on the aggregate outstanding principal balance of each class of [Class A] notes (other than the Class A-1 notes), until all events of default have been cured or waived as provided in the indenture or all [Class A] notes have been paid in full[, and then to the Class B noteholders until the Class B notes have been paid in full]. Such payments will be made from Available Funds and other amounts, including all amounts held on deposit in the reserve account [and the risk retention reserve account].

To the extent not previously paid prior to those dates, the outstanding amount of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, [ ] payment date;

•	for the Class A-2 notes, [ ] payment date;

•	for the Class A-3 notes, [ ] payment date; and

•	for the Class A-4 notes, [ ] payment date; and

[•    for the Class B notes, [                                        ] payment date.]

The remaining outstanding balance of each class of notes will be due on the related final scheduled payment date for each class. Failure to pay the full principal amount of a class of notes by the applicable final scheduled payment date or redemption date will be an event of default under the indenture.

Payments of Principal on each Payment Date

(other than Payment Dates after the Notes Have Been Accelerated

Following the Occurrence of an Event of Default)

[Interest Rate Swap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate swap agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the swap counterparty to hedge the floating interest rate risk on the [Class A-4 notes]. The interest rate swap for the [Class A-4 notes] will have an initial notional amount equal to the initial Note Balance of the [Class A-4 notes] on the closing date and will decrease by the amount of any principal payments on the [Class A-4 notes]. The notional amount of the interest rate swap at all times that the interest rate swap is in place will be equal to the Note Balance of the [Class A-4 notes].

On each payment date the issuing entity will make and receive payments under the interest rate swap agreements calculated with respect to the preceding interest accrual period and exchanged on a net basis. The issuing entity will pay to the swap counterparty the amounts set forth below with respect to the related interest rate swap agreement, in each case on a notional amount equal to the outstanding principal balance of the related class of floating rate notes and the swap counterparty will pay to the issuing entity the following amounts on such notional amount:

Class [A-4] Notes	Amount Payable to Swap Counterparty	Amount Payable to Issuing Entity

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a per annum fixed rate payment based on a fixed rate of [ ]% times the notional amount of the interest rate swap and the swap counterparty will be obligated to pay a per annum floating rate payment based on the interest rate of the [Class A-4 notes] times the same notional amount. Payments on the interest rate swap (other than Swap Termination Payments) will be exchanged on a net basis. The payment obligations of the issuing entity to the swap counterparty under the interest rate swap agreement are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under the interest rate swap agreement includes:

•	failure to make payments due under the interest rate swap agreement; or

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty.

•	any breach of the interest rate swap agreement or related agreements by the swap counterparty;

•	failure to post collateral or return collateral pursuant to the terms of the credit support annex by the swap counterparty or the issuing entity (solely with respect to the return of collateral);

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under the interest rate swap agreement.

Among other things, a termination event under the interest rate swap agreement includes:

•	illegality of the transactions contemplated by the interest rate swap agreement;

•	any commencement of the liquidation of the issuing entity property following an event of default under the indenture;

•	failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the interest rate swap agreement to an eligible counterparty that is able to provide the information;

•	certain tax events;

•	any amendment to the sale and servicing agreement or the indenture by the issuing entity that has a material and adverse affect on the swap counterparty without the prior written consent of the swap counterparty to the extent such consent is required under the related agreement;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness; or

•	failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; or

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in the interest rate swap agreement.

Upon the occurrence of any event of default or termination event specified in the interest rate swap agreement, the non-defaulting or non-affected party or, in some instances, the affected party or burdened party may elect to terminate the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or a termination event, a Swap Termination Payment under the interest rate swap agreement may be due to the swap counterparty by the issuing entity out of Available Funds. Any Swap Termination Payment that constitutes a Subordinated Swap Termination Payment will be subordinated to payments of principal of and interest on the notes and any Swap Termination Payment that constitutes a Senior Swap Termination Payment will be paid pro rata with interest on the Class A notes. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the interest rate swap agreement, in each case in accordance with the procedures set forth in the interest rate swap agreement. Any Swap Termination Payment could if market rates or other conditions have changed materially, be substantial. If a replacement interest rate swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty, will be applied to any Swap Termination Payment owed to the swap counterparty, under the interest rate swap agreement to the extent not previously paid.]

[Interest Rate Cap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate cap agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the cap counterparty to hedge the floating interest rate risk on the [Class A-4 notes]. The interest rate cap for the [Class A-4 notes] will have an initial notional amount equal to the initial Note Balance of the [Class A-4 notes] on the closing date and will decrease by the amount of any principal payments on the [Class A-4 notes]. The notional amount of the interest rate cap at all times that the interest rate cap is in place will be equal to the Note Balance of the [Class A-4 notes].

In general, under the interest rate cap agreement on each payment date, the issuing entity will pay an upfront premium to the cap counterparty and, if [LIBOR] related to any payment date exceeds [●] (the “Cap Rate”), the cap counterparty will pay to the issuing entity an interest rate payment (the “Cap Receipt”) based (i) on a per annum floating rate of LIBOR for that payment date minus the Cap Rate times (ii) the notional amount of the interest rate cap.

Among other things, an event of default under the interest rate cap agreement includes:

•	failure to make payments due under the interest rate cap agreement; or

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the cap counterparty.

•	any breach of the interest rate cap agreement or related agreements by the cap counterparty;

•	misrepresentation by the cap counterparty; or

•	merger by the cap counterparty without assumption of its obligations under the interest rate cap agreement.

Among other things, a termination event under the interest rate cap agreement includes:

•	illegality of the transactions contemplated by the interest rate cap agreement;

•	failure of the cap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the interest rate cap agreement to an eligible counterparty that is able to provide the information;

•	certain tax events;

•	a merger or consolidation of the cap counterparty into an entity with materially weaker creditworthiness; or

•	failure of the cap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate cap agreement, which failure may not constitute a termination event if the cap counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; or

•	assigns its rights and obligations under the interest rate cap agreement to a substitute cap counterparty that satisfies the eligibility criteria set forth in the interest rate cap agreement.

Upon the occurrence of any event of default or termination event specified in the interest rate cap agreement, the non-defaulting or non-affected party or, in some instances, the affected party or burdened party may elect to terminate the interest rate cap agreement. If the interest rate cap agreement is terminated due to an event of default or a termination event, a Cap Termination Payment under the interest rate cap agreement may be due to the issuing entity by the cap counterparty. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the interest rate cap agreement, in each case in accordance with the procedures set forth in the interest rate cap agreement.]

[THE REVOLVING PERIOD]

[During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.

The issuing entity will purchase additional receivables meeting the eligibility requirements described in “The Receivables Pool.” The purchase price for each additional receivable will be [insert formula for determining purchase price].

The depositor will seek to purchase additional receivables from the originator, with a purchase price equal to the reinvestment amount, to the extent of available funds. The sponsor will seek to make receivables available to the depositor as additional receivables in an amount approximately equal to the amount of the available funds, but it is possible that the sponsor will not have sufficient additional receivables for this purpose. Any portion of available funds that is not used to purchase additional receivables on a payment date during the revolving period will be applied on subsequent payment dates in the revolving period to purchase additional receivables. Noteholders will be notified of the purchase of additional receivables on Form 10-D.

The amount of additional receivables will be determined by the amount of cash available from payments and prepayments on existing receivables. [There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Items 1103(a)(5)(iii) and 1103(a)(5)(iv), respectively, of Regulation AB.]

The revolving period consists of the collection periods beginning with the [            ] collection period and ending with the [                    ] collection period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those collection periods. The revolving period will terminate sooner if an early amortization event occurs in one of those collection periods, in which case the amortization period will begin and no reinvestment in additional receivables will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments.”]

An “early amortization event” will occur if:

•	[the amount on deposit in the reserve account is less than the Specified Reserve Account Balance for two consecutive months;

•	an event of default occurs as described under “Description of the Transfer Agreements and the Administration Agreement—Events of Default” in this prospectus; or

•	a servicer replacement event occurs as described under “Description of the Transfer Agreements and the Administration Agreement—Servicer Replacement Events” in this prospectus.

The occurrence of an early amortization event is not necessarily an event of default under the indenture.]

[Insert any additional limitation on the ability of the issuing entity to acquire additional receivables and any additional disclosure required in accordance with Item 1111(g) of Regulation AB.]

DESCRIPTION OF THE TRANSFER AGREEMENTS

AND THE ADMINISTRATION AGREEMENT

The information in this section summarizes material provisions of the “purchase agreement” entered into between VW Credit and the depositor, the “sale and servicing agreement” entered into among the depositor, the servicer, the issuing entity and the indenture trustee and the “indenture” entered into between the issuing entity and the indenture trustee. We sometimes refer to these agreements collectively as the “transfer agreements.” This section also summarizes the “administration agreement” entered into among the issuing entity, VW Credit and the indenture trustee.

We will file a copy of the actual transfer agreements and the administration agreement with the SEC concurrently with or prior to the time we file this prospectus with the SEC and forms of the transaction documents have been filed as exhibits to the registration statement of which this prospectus is a part.

This is not a complete description of the transfer agreements or the administration agreement, and the summaries of the transfer agreements and the administration agreement in this prospectus are subject to all of the provisions of the transfer agreements and the administration agreement.

Sale and Assignment of Receivables and Related Security Interests

Under the purchase agreement, VW Credit will sell, contribute, transfer, assign and otherwise convey to the depositor all of its right, title and interest in, to and under the receivables, Collections after the cut-off date, the receivable files and the related security relating to those receivables. The purchase agreement will create a first priority ownership/security interest in that property in favor of the depositor.

Under the sale and servicing agreement, the depositor will sell, contribute, transfer, assign and otherwise convey to the issuing entity all of its right, title and interest in, to and under the receivables, Collections after the cut-off date, the receivable files and the related security relating to those receivables and related property. Each receivable will be identified in a schedule delivered in connection with the execution of the sale and servicing agreement and the purchase agreement. The sale and servicing agreement will create a first priority ownership/security interest in that property in favor of the issuing entity.

Prior to the issuance of notes by the issuing entity, the depositor will sell, contribute and/or assign to the issuing entity, without recourse, pursuant to the sale and servicing agreement, the depositor’s entire interest in the receivables of the receivables pool, including its security interest in the related financed vehicles.

Under the indenture, the issuing entity will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee. The terms of the indenture create a first priority perfected security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders. Neither the owner trustee nor the indenture trustee will independently verify the existence and qualification of any receivables. The owner trustee or indenture trustee will, concurrently with the sale, contribution and/or assignment of the receivables to the issuing entity, execute, authenticate and deliver the notes.

Representations and Warranties; Remedies

VW Credit, pursuant to the purchase agreement, and the depositor, pursuant to the sale and servicing agreement, will make certain representations and warranties regarding each receivable as of the cut-off date (the “Eligibility Representations”). The Eligibility Representations include, among other representations, representations regarding [the economic terms of each receivable, the enforceability of the receivable against the related obligor, the security interest in the related financed vehicle, the characterization of the receivable under the UCC, the validity of the transfer of the receivable to the issuing entity, the perfection and priority of the indenture trustee’s security interest in the receivable and the compliance of the origination of that receivable with applicable law.]

If [the seller or the servicer] discovers a breach of any of the Eligibility Representation with respect to any of the criteria required by that transfer were made which materially and adversely affects the interests of the issuing entity, the noteholders [or the swap counterparty], the party discovering that breach will give prompt written notice of that breach to the other parties to the transfer agreement; provided, that delivery of the monthly servicer’s certificate will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach; provided, further, that the failure to give that notice will not affect any obligation of the depositor under the transfer agreement. The indenture trustee will not be obligated to investigate the facts stated in a servicer’s certificate for purposes of the preceding sentence. If the breach materially and adversely affects the interests of the issuing entity, the noteholders or any credit enhancement provider in the related receivable, then the depositor will either (a) correct or cure that breach or (b) repurchase that receivable from the issuing entity, in either case on or before the payment date following the end of the collection period which includes the 60th day after the date the depositor became aware or was notified of that breach. Such breach will be deemed not to materially and adversely affect such receivable if it does not affect the ability of the issuing entity to receive and retain certain and timely payment in full on such receivable. The owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) may notify VW Credit or the depositor of a breach by delivering written notice to VW Credit or the depositor, as applicable, identifying the receivable and the related breach of an Eligibility Representation. Any such purchase by the depositor will be at a repurchase price equal to the outstanding principal balance of that receivable plus accrued interest. In consideration for that repurchase, the repurchasing party will pay (or will cause to be paid) the repurchase price by depositing the repurchase price into the collection account on the date of repurchase. The repurchase obligation will constitute the sole remedy available to the noteholders or the trustee for the failure of a receivable to meet any of the eligibility criteria set forth in the relevant transfer agreement.

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related receivable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor that it is, in fact, a beneficial owner of notes. VW Credit and the depositor will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such disclosure.

Asset Representations Review

As discussed above under “—Representations and Warranties; Remedies,” each of VW Credit and the depositor will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the following asset review conditions (the “Review Conditions”) have been satisfied:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger for that payment date, as described below under “—Delinquency Trigger”; and

•	The investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting”.

If the Review Conditions are satisfied (the first date on which the review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will review the Subject Receivables (as defined below) for compliance with the Eligibility Representations as described below under “—Asset Review”.

Delinquency Trigger

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the related collection period. The “Delinquency Percentage” for each payment date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Principal Balance of all 60-Day Delinquent Receivables as of the last day of that collection period to (ii) the Pool Balance as of the last day of that collection period. “60-Day Delinquent Receivables” means, as of any date of determination, [all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices]. The “Delinquency Trigger” for any payment date and the related collection period is [[        ]%].

[The Delinquency Trigger was calculated as a multiple of [●] times the previous historical peak Delinquency Percentage [plus [●]%].] VW Credit developed the Delinquency Trigger from an analysis of the historical 60 day or more delinquency rate over the life of VW Credit’s other public securitization transactions since [2004]. VW Credit then applied a multiple of [    ] to the highest delinquency percentage observed. The multiple derived from this analysis corresponds generally to the multiple of expected cumulative net losses that the Class [    ] Notes are expected to be able to withstand before realizing their first dollar loss and is intended to account for future volatility and stressed economic conditions. [VW Credit then added a buffer of [●]% to further ensure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.]

[For prior pools of retail installment sale contracts that were securitized by VW Credit since [2004], the percentage of Receivables that have been 60 or more days delinquent have ranged from [    ]% to [    ]%. [Include chart comparing the delinquency trigger to the delinquency statistics for prior pools.] For more information regarding 60 day or more delinquent asset statistics for certain of VW Credit’s prior securitized pools of retail installment sale contracts, see “Appendix A—Static Pool Data” in this prospectus.]

“Subject Receivables” means, for any Asset Review, all receivables which are 60-Day Delinquent Receivables as of the related Review Satisfaction Date. However, any receivable which becomes a repurchased receivable after the Review Satisfaction Date will no longer be a Subject Receivable.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. Investors holding at least 5% of the aggregate outstanding principal balance of the notes (the “Instituting Noteholders”) may then elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor that it is, in fact, a beneficial owner of notes. Any such vote shall be (i) initiated no later than 90 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached and (ii) completed no later than 150 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached. VW Credit and the depositor will be responsible for any expenses incurred in connection with such disclosure, the voting process and reimbursing any expenses incurred by the indenture trustee in connection therewith.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC and the depositor will notify investors via the Form 10-D for the related distribution period that a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the securities. See “Risk Factors—Because the notes are in book-entry form, your rights can only be exercised indirectly.” The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with TIA Section 316(c).

The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representation reviewer. The sponsor, the depositor and the issuing entity are required under the transfer agreements to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred.

Within [●] days of the Review Satisfaction Date, the indenture trustee will send a notice to VW Credit, the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied and providing the applicable Review Satisfaction Date. Within [●] days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Receivables.]

Fees and Expenses for Asset Review

As described under “Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[●] from the servicer in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[    ] [for each Subject Receivable] [per hour for its time spent conducting the Asset Review]. The asset representations reviewer will pay all expenses incurred by it in connection with its review of the Subject Receivables. [All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by VW Credit and, to the extent the Review Expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the Collection Account as described under “Distributions on the Notes—Priority of Payments” in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”) in accordance with [such procedures as the asset representations reviewer shall deem appropriate, in the discretion of the asset representations reviewer.] [Alternatively, insert description of any agreed procedures from asset representations review agreement.]

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [60th][90th] day after the Review Satisfaction Date. However, if review materials are inaccessible, clearly unidentifiable and/or illegible, the asset representations reviewer will request that the servicer provide an updated copy of that review material and the review period will be extended for an additional [30] days. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, VW Credit and the depositor of the findings and conclusions of the review of the Subject Receivables, and that report will be included with the Form 10-D filed by the depositor with respect to the collection period in which the asset representations reviewer’s report is provided.

The asset representations reviewer will only be responsible for determining whether there was noncompliance with any Eligibility Representation with respect to any Subject Receivable, and will not determine whether such noncompliance gives rise to an obligation to repurchase the related Subject Receivable. If the asset representations reviewer determines that there was such noncompliance, the sponsor and the depositor will determine whether the sponsor or the depositor, as applicable, would be required to make a repurchase. In conducting this investigation, VW Credit and the depositor, as applicable, will refer to the information available to it, including the asset representation reviewer’s report. If the sponsor or the depositor, as applicable, determines that there has been a breach of an Eligibility Representation that materially and adversely affects the interest of the issuing entity or the noteholders in the related receivable and such breach cannot be corrected or cured, the sponsor or the depositor, as applicable, will repurchase the related receivable as described under “—Representations and Warranties; Remedies.”

Request to Repurchase and Dispute Resolution

If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (at the direction of an investor) (each, a “requesting party”) requests that VW Credit, the servicer or the depositor repurchase any receivable due to a breach of an Eligibility Representation as described under “Description of the Transfer Agreements and the Administration Agreement—Representations and Warranties; Remedies” in this prospectus and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by VW Credit, the servicer or the depositor, as applicable, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. An investor wishing to direct the indenture trustee to request a repurchase or to refer a matter to mediation or arbitration may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation or the requested method of dispute resolution, as applicable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. VW Credit will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. The sponsor will inform the requesting party in writing upon a determination by the sponsor that a receivable subject to a demand to repurchase will be repurchased and the monthly distribution report filed by the depositor on Form 10-D for the collection period in which such receivables were repurchased will include disclosure of such repurchase. A failure of the sponsor to inform the requesting party that a receivable subject to a demand will be repurchased within 180 days of the receipt of notice of the request shall be deemed to be a determination by the sponsor that no repurchase of that receivable due to a breach of an Eligibility Representation is required. Additionally, VW Credit will file Form ABS-15G disclosing the status of repurchase demands on a periodic basis as required by applicable law.

Although the indenture trustee and the owner trustee may request that the sponsor repurchase a receivable due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee or owner trustee to exercise this discretion and the transaction documents do not provide any requirements regarding what factors the indenture trustee or owner trustee, as applicable, should consider when determining whether to exercise its discretion to request a repurchase. Consequently, it is likely that the requesting party will be the indenture trustee or owner trustee acting at the direction of an investor.

If a Subject Receivable that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses and reasonable compensation of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the mediator or arbitrator for the dispute resolution.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in [City, State] (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the sale and servicing agreement. A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that the joinder would not prejudice the rights of the participants to the existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded.]

Collection and Other Servicing Procedures

The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices. Currently, the servicer uses fiscal months rather than calendar months. Each fiscal month is either four or five weeks and generally begins on a Sunday and ends on a Saturday. The servicer uses fiscal months rather than calendar months to assure that each month ends on a weekend, which facilitates an easier internal end of month accounting cut-off. Because the fiscal month does not precisely correspond to the calendar month, a particular fiscal month (for example, the June fiscal month) may include one or more days of the preceding calendar month (for example, a few days of May) at the beginning of the fiscal month and/or a few days of the next calendar month (for example, a few days of July). Fiscal months are determined from time to time by the servicer. Each “collection period” will be the period commencing on the first day of each fiscal month of the servicer and ending on the last day of such fiscal month (or in the case of the initial collection period, the period commencing on the close of business on the cut-off date and ending on [    ]). The servicer may elect in the future to have its fiscal months coincide with calendar months. It is expected that there generally will be a greater amount of Collections received and paid in the aggregate to investors on a payment date relating to a five week collection period then a payment date relating to a four week collection period.

The servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. Subject to the purchase obligation described in “—Modifications of Receivables” below, the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. Additionally, the servicer may refinance any receivable by accepting a new promissory note from the related obligor and depositing the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing shall not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed vehicle.

Unless required by law or court order, the servicer will not release the financed vehicle securing each such receivable from the security interest granted by such receivable in whole or in part except in the event of payment in full by or on behalf of the obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices or in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering such financed vehicle.

Upon discovery of a breach of certain other servicing covenants set forth in the sale and servicing agreement which materially and adversely affects the interests of the issuing entity, the noteholders [or the swap counterparty], the party discovering that breach will give prompt written notice of that breach to the other parties to the sale and servicing agreement; provided, that delivery of the monthly servicer’s certificate will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach; provided, further, that the failure to give that notice will not affect any obligation of the servicer under the sale and servicing agreement. The indenture trustee will not be obligated to investigate the facts stated in a servicer’s certificate for purposes of the preceding sentence. If the breach materially and adversely affects the interests of the issuing entity, the noteholders or any credit enhancement provider in the related receivable, then the servicer will either (a) correct or cure that breach or (b) purchase that receivable from the issuing entity, in either case on or before the payment date following the end of the collection period which includes the 60th day after the date the servicer became aware or was notified of that breach. Such breach will be deemed not to materially and adversely affect such receivable if it does not affect the ability of the issuing entity to receive and retain certain and timely payment in full on such receivable. Any such purchase by the servicer will be at a purchase price equal to the outstanding principal balance of that receivable plus accrued interest. In consideration for that purchase, the purchasing party will pay (or will cause to be paid ) the purchase price by depositing the purchase price into the collection account on the date of purchase. The purchase obligation will constitute the sole remedy available to the noteholders or the trustee for a breach by the servicer of its servicing covenants under the sale and servicing agreement.

Administration Agreement

VW Credit will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement and the transfer agreements and certain duties and obligations of the issuing entity and the owner trustee under the trust agreement and the transfer agreements to which the issuing entity is a party (except those duties and obligations of the owner trustee under the transfer agreements related to Regulation AB). However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. The administrator will monitor the performance of the issuing entity and the owner trustee and will advise the issuing entity and the owner trustee when action is necessary to comply with the issuing entity’s and the owner trustee’s duties and obligations under such documents. In furtherance of the foregoing, the administrator will take all appropriate action that is the duty of the issuing entity and the owner trustee to take pursuant to such documents.

As compensation for the performance of the administrator, the administrator will be entitled to receive $[    ] annually, which shall be solely an obligation of the servicer.

The Accounts

The issuing entity will have the following bank accounts, which initially will be maintained at and will be maintained in the name of the indenture trustee on behalf of the noteholders [and the swap counterparty]:

•	the collection account;

•	the principal distribution account; [and]

•	the reserve account[;

•	the pre-funding account; and

•	the risk retention reserve account].

The Collection Account

Under the sale and servicing agreement, unless the monthly remittance condition described below is not satisfied, VW Credit as servicer will remit Collections it receives on the receivables to the collection account on the following payment date or, if the collection account is not maintained at the indenture trustee, then on the business day preceding each payment date (so long as the monthly remittance condition is met). However, if the monthly remittance condition is not satisfied, the servicer will be required to deposit an amount equal to all Collections into the collection account within two business days after identification. The “monthly remittance condition” will be satisfied if (i) VW Credit is the servicer, (ii) no servicer replacement event has occurred and is continuing and (iii) (x) Volkswagen AG has a short-term debt rating of at least [    ] from [    ] and [    ] from [    ], (y) both [    ] and [    ] are then rating a debt issuance of Volkswagen Group of America, Inc. or VW Credit (and, in the case of VW Credit, that debt issuance is guaranteed by Volkswagen AG) and (z) VW Credit remains a direct or indirect wholly owned subsidiary of Volkswagen AG. The servicer may also remit Collections to the collection account on any other alternate remittance schedule (but not later than the related payment date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. Pending deposit into the collection account, Collections may be commingled and used by the servicer at its own risk and are not required to be segregated from its own funds. [Currently, the monthly remittance condition is not satisfied.] The indenture trustee will deposit into the collection account, promptly on the day of receipt, the Net Swap Receipt, if any, received from the swap counterparty, for any payment date.

On each payment date, the indenture trustee will withdraw from the reserve account and deposit into the collection account any amount of funds required under the sale and servicing agreement to be withdrawn from the reserve account and distributed on that payment date.

Principal Distribution Account

On each payment date, the indenture trustee will make payments from amounts deposited in the principal distribution account on that date in the order of priority above under “The Notes—Payments of Principal.”

Reserve Account

The servicer will establish the reserve account in the name of the indenture trustee for the benefit of the noteholders [and the swap counterparty.] To the extent that Collections on the receivables and amounts on deposit in the reserve account [and amounts paid by the [swap] [cap] counterparty (if any) are insufficient,] the noteholders will have no recourse to the assets of the certificateholder, [the [swap] [cap] counterparty,] the depositor or servicer as a source of payment.

The reserve account initially will be funded by a deposit from proceeds of the offering of the notes on the closing date in an amount equal to [the sum of (a)] [    ]% of the Adjusted Pool Balance as of the closing date of the receivables [and (b) an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account]. [The reserve account will be funded by deposits from proceeds of the sale by the seller of subsequent receivables on each funding date in an amount equal to [    ]% of the aggregate receivables balance of the subsequent receivables as of the related subsequent cut-off date.]

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “—Priority of Payments.”

Amounts on deposit in the collection account, the principal distribution account[, the risk retention reserve account] and the reserve account will be invested by the indenture trustee at the direction of the servicer in Permitted Investments. Permitted Investments are limited to obligations or securities that mature on or before the next payment date.

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses [first through seventh] under “—Priority of Payments” below.

If the amount of funds on deposit in the reserve account on any payment date, after giving effect to all deposits and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then the indenture trustee will deposit the amount of the excess into the collection account and the excess will then be distributed as part of Available Funds for that payment date for distribution as specified under “—Priority of Payments” below.

In addition, on any payment date [occurring after the end of the Funding Period,] if the sum of the amount in the reserve account and the amount of remaining Available Funds after payment of the amounts set forth in clauses [first through seventh] under “—Priority of Payments” would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes, then the indenture trustee will, if instructed by the servicer, withdraw all amounts from the reserve account for distribution as part of Available Funds for that payment date.

[Risk Retention Reserve Account]

[On or prior to the closing date, the issuing entity will establish a separate account that will be structured to be an eligible horizontal cash reserve account (the “risk retention reserve account”) and will make a deposit thereto of an amount equal to $[        ] on the closing date. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. Amounts on deposit in the risk retention reserve account will be invested as provided in the sale and servicing agreement in eligible investments.

The risk retention reserve account is intended to assist with the payment of interest on and/or principal of the notes and other expenses and amounts owed by the issuing entity in the manner specified below.

Amounts held in the risk retention reserve account will be held for the benefit of the noteholders. On each payment date, funds will be withdrawn from the risk retention reserve account to the extent the total required payment for such payment date exceeds the available amounts and the amounts in the reserve account for such payment date and will be deposited in the collection account for distribution to the noteholders, in the priority set forth under “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments”.]

[Acquisition of Subsequent Receivables During Funding Period]

[On the closing date, $[    ] (the “pre-funded amount”) of the proceeds from the sale of the notes will be deposited into the pre-funding account, which will be included in the issuing entity property. Subsequent receivables will be sold by VW Credit to the depositor under an assignment executed pursuant to the purchase agreement and will be sold by the depositor to the issuing entity under an assignment executed pursuant to the sale and servicing agreement. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent receivables on a funding date will be equal to the Receivables Purchase Price with respect to such subsequent receivables.

In order to acquire subsequent receivables on a funding date, certain conditions precedent set forth in the sale and servicing agreement must be satisfied, including that such subsequent receivables may not be acquired through the pre-funding account if the effect of such acquisition would be to [(i) reduce the weighted average contract rate of all subsequent receivables to less than [    ]%, (ii) reduce the weighted average FICO® score at origination of all subsequent receivables to less than [    ], (iii) increase the weighted average remaining term to maturity of all subsequent receivables to greater than [    ] months, or (iv) increase the portion of all receivables due from obligors having a billing address in any given state to a level greater than 20% of the Pool Balance]. Additionally, each subsequent receivable must satisfy, as of the applicable subsequent cut-off date, the eligibility criteria set forth in the [second] paragraph under “The Receivables Pool—Characteristics of the Receivables” in this prospectus. The underwriting criteria for subsequent receivables will be the same as those described for the initial receivables under “The Originator”. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [    ]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

[On the first payment date following the end of the funding period, and after the application of Available Funds in accordance with the priority of payments set forth in “—Priority of Payments” below, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings, if any) and pay those remaining funds as principal to the noteholders after giving effect to any distributions of principal made on that payment date in sequential order of priority beginning with the Class A-1 notes until each such class is paid in full, if the aggregate of those amounts is $100,000 or less. If the remaining funds on deposit in the pre-funding account exceed $100,000, the funds will be paid as principal on a pro rata basis to all the noteholders based on the original Note Balance of each class of notes; provided, that if the pro rata portion of the remaining funds allocable to any class of notes would exceed the outstanding Note Balance of that class after giving effect to any distributions of principal made on that payment date, then the funds in excess of such outstanding Note Balance will be paid sequentially to the remaining classes of notes beginning with the Class A-1 notes until each such class is paid in full.]

Amounts on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the servicer in Permitted Investments and investment earnings thereon will be deposited into the Collection Account as Available Funds on each payment date.

In connection with each purchase of subsequent receivables, officers on behalf of the servicer, the depositor and the issuing entity will certify that the requirements summarized above are met with regard to that funding. Neither the Hired Agencies nor any other person will provide independent verification of that certification.]

Advances

On each payment date, the servicer will deposit into the collection account an advance in an amount equal to the lesser of (1) any shortfall in the amounts available to make the payments described in clauses [first] through [seventh] of the payment waterfall described below and (2) the aggregate scheduled monthly payments due on the receivables but not received during and prior to the related collection period (an “advance”).

However, the servicer will not be obligated to make an advance if the servicer reasonably determines in its sole discretion that such advance is not likely to be repaid from future cash flows from the receivables. No advances will be made with respect to Defaulted Receivables. In making advances, the servicer will assist in maintaining a regular flow of payments on the receivables, rather than guarantee or insure against losses. Accordingly, all advances will be reimbursable to the servicer, without interest (from Available Funds, including Collections on the receivables pool), prior to any distributions on the notes; provided, however, that available funds from the risk retention reserve account will not be used for this purpose. See “—Priority of Payments” below.

Priority of Payments

On each payment date, except after acceleration of the notes after an event of default under the indenture, [(and, with respect to the first payment date following the end of the funding period, prior to the application of funds in accordance with the second paragraph set forth under “The Transfer Agreements and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period” above)] the indenture trustee will make the following deposits and distributions (in accordance with the servicer’s instructions), to the extent of the Available Funds then on deposit in the collection account with respect to the collection period preceding that payment date—including funds, if any, deposited into the collection account from the reserve account [and the risk retention reserve account] and any advance made by the servicer—in the following order of priority (which we sometimes refer to as the “payment waterfall”):

(1)	first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances[, except available funds from the risk retention reserve account will not be used for this purpose];

(2)	second, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods[, except available funds from the risk retention reserve account will not be used for this purpose as long as the servicer is VW Credit or an affiliate of VW Credit];

(3)	[third, to the swap counterparty, the Net Swap Payment, if any, for such payment date;]

(4)	fourth, pro rata [based on amounts due, (i) to the swap counterparty, any Senior Swap Termination Payments for such payment date and (ii)]to the [Class A] noteholders, pro rata, the accrued [Class A] note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the respective note balances as of the previous payment date or the closing date, as the case may be (after giving effect to all payments of principal to the [Class A] noteholders on or prior to such preceding payment date); and (b) the excess, if any, of the amount of interest due and payable to the noteholders on the preceding payment date over the amounts actually paid to the [Class A] noteholders on the preceding payment date, plus interest on any such shortfall at the respective interest rates on each class of the [Class A] notes for the related period (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of accrued note interest, the amounts available will be applied to the payment of such interest on the notes on a pro rata basis based on the amount of interest owing;

(5)	fifth, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the First Allocation of Principal;

(6)	[sixth, to the Class B noteholders, the accrued Class B note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B notes at the Class B interest rate on the Note Balance as of the previous payment date after giving effect to all payments of principal to the Class B noteholders on the preceding payment date; and (b) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the interest rate on the Class B notes (to the extent permitted by law);]

(7)	[seventh, to the Principal Distribution Account for distribution pursuant to “The Notes—Payments of Principal” above, the Second Allocation of Principal;]

(8)	eighth, reserve account, any additional amount required to increase the amount on deposit in the reserve account up to the specified reserve account balance;

(9)	[ninth, to the swap counterparty, any Subordinated Swap Termination Payments for such payment date;]

(10)	tenth, to the owner trustee, the indenture trustee and the asset representations reviewer, fees and expenses (including indemnification amounts) due and owing under the trust agreement, the indenture, and the asset review agreement, as applicable, which have not been previously paid; and

(11)	eleventh, to or at the direction of the certificateholder, any funds remaining.

“First Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the note balance of the Class A notes as of the preceding payment date over (b)(i) the sum of the pool balance as of the last day of the related collection period [minus the yield supplement overcollateralization amount] plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related collection period; provided, however, that the First Allocation of Principal will not exceed the note balance of the Class A notes; provided, further, that the First Allocation of Principal on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A notes to zero.

“Second Allocation of Principal” means, for any payment date an amount not less than zero equal to the excess, if any, of (a) the note balance of the notes minus the First Allocation of Principal for the specified payment date over (b)(i) the pool balance as of the last day of the related collection period [minus the yield supplement overcollateralization amount] plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related collection period; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for any class of notes will not be less than the amount that is necessary to reduce the note balance of that class to zero (after the application of the First Allocation of Principal).

Upon and after any distribution to the certificateholder of any amounts, the noteholders will not have any rights in, or claims to, those amounts. On each payment date, after all deposits and distributions of higher priority as described above, the certificateholder will be entitled to any funds remaining on that payment date.

If the sum of the amounts required to be distributed pursuant to clauses first through [fifth] above exceeds the sum of Available Funds [and servicer advances] for that payment date, the indenture trustee will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the payment waterfall an amount equal to the lesser of the funds in the reserve account and the shortfall.

[Excess Interest

Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee, any net swap payment and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under “—Priority of Payments” above.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item  1114(b) of Regulation AB.]

Fees and Expenses

The fees and expenses paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “—Priority of Payments”.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution

Servicing Fee(1)	Product of (a) one-twelfth (or, in the case of the first payment date, [a fraction equal to the number of days from but not including the [initial] cut-off date to and including the last day of the first collection period over 360][one-sixth]), (b) [1.00]% per annum and (c) the net pool balance of the receivables as of the first day of the related collection period [(or as of the [initial] cut-off date, in the case of the first payment date)]	servicer	Payable prior to payment of [net amounts due to the swap counterparty and] interest and principal on the notes

Unpaid Indenture Trustee Compensation or Indemnification Payments(1)	$[ ] as compensation for its services on a per annum basis, plus reasonable expenses and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents(2)	indenture trustee	Payable following payment of interest and principal on the notes and funding of the reserve account(3)

Unpaid Owner Trustee Compensation or Indemnification Payments(1)	$[ ] as compensation for its services on a per annum basis, plus reasonable expenses and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents(2)	owner trustee	Payable following payment of interest and principal on the notes and funding of the reserve account(3)

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Unpaid Asset Representations Reviewer Fees(1)	[$[ ] as compensation for its services on a [per annum] [monthly] basis, plus reasonable expenses any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents]	asset representations reviewer	Payable following payments of interest and principal on the notes and funding of the reserve account.(3)

Asset Review Expenses

[$[            ] for each receivable reviewed in connection with an Asset Review plus reasonable expenses incurred in connection with an Asset Review, in each case, to the extent not paid under the transfer agreements]

		asset representations reviewer	Payable following payments of interest and principal on the notes and funding of the reserve account.(3)

(1)	VW Credit, as the servicer pursuant to the Sale and Servicing Agreement, is required to pay the fees, expenses and indemnity payments of the indenture trustee, the owner trustee and the asset representations reviewer. However, to the extent that the servicer fails to make these payments, the fees, expenses and indemnity payments will be paid out of Available Funds in accordance with the Payment Waterfall to the extent they have not been previously paid when due.
(2)	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
(3)	Following an Event of Default and acceleration of the notes (which has not been rescinded), these amounts will be paid prior to payments of interest on and principal of the notes as described in “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments May Change Upon an Event of Default.”

In addition to the fees and expenses set forth above, VW Credit and the depositor will incur certain other fees and expenses in connection with the issuance of the notes, which will not be payable out of Available Funds or other assets of the issuing entity. An estimate of these expenses in connection with the offering of the notes is set forth below:

Registration Fee	$	[●	]
Blue Sky Fees and Expenses	$	[●	]
Printing Fees and Expenses	$	[●	]
Trustees’ Fees and Expenses	$	[●	]
Legal Fees and Expense	$	[●	]
Accounting Fees and Expenses	$	[●	]
Rating Agencies’ Fees	$	[●	]
Miscellaneous	$	[●	]

Total	$	[●	]

The Owner Trustee and the Indenture Trustee

Generally, prior to an event of default, the owner trustee and indenture trustee will be required to perform only those duties specifically required of it under the sale and servicing agreement, trust agreement, administration agreement or indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee or indenture trustee under the sale and servicing agreement, administration agreement, or indenture, as applicable, and the making of payments or distributions to noteholders in the amounts specified in reports provided by the servicer.

Each owner trustee and indenture trustee, and any of their respective affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions, each owner trustee and indenture trustee, in some circumstances, acting jointly with the servicer or administrator (as specified in this prospectus), will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee or indenture trustee by the transaction documents will be conferred or imposed upon the owner trustee or indenture trustee and the separate trustee or co-trustee jointly, or, in any jurisdiction in which the owner trustee or indenture trustee is incompetent or unqualified to perform specified acts, singly upon the separate trustee or co-trustee who will exercise and perform any rights, powers, duties and obligations solely at the direction of the owner trustee or indenture trustee.

The indenture trustee may resign at any time, in which event the issuing entity will be obligated to appoint a successor trustee for such issuing entity. The issuing entity will remove an indenture trustee if such indenture trustee ceases to be eligible to continue as such under the indenture or if such indenture trustee becomes insolvent. In such circumstances, the issuing entity will be obligated to appoint a successor trustee for the notes of the issuing entity. In addition, a majority of the outstanding principal amount of [the controlling class of] the notes, may remove the indenture trustee without cause and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee and appointment of a successor trustee for the notes of the issuing entity does not become effective until acceptance of the appointment by the successor trustee for such issuing entity.

Indemnification of Indenture Trustee and the Owner Trustee

Under the indenture, the issuing entity will agree to cause the [servicer] to indemnify the indenture trustee for any loss, liability or expense (including reasonable attorney’s fees) incurred without willful misconduct, [gross] negligence or bad faith on the part of the indenture trustee arising out of, or in connection with, the acceptance or administration of the trust, including, with certain limitations, the costs and expenses of defending itself against any claim in connection with the exercise or performance of any of its powers or duties under the indenture. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments” and below under “—Priority of Payments May Change Upon an Event of Default.”

Under the trust agreement, the depositor will cause the servicer to indemnify the owner trustee from and against any and all loss, liability, expense, tax, penalty or claim (including reasonable legal fees and expenses) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, the administration of the issuing entity property or the action or inaction of the owner trustee. However, neither the depositor nor the servicer will be liable for or required to indemnify the owner trustee from and against any of the foregoing expenses arising or resulting from (i) the owner trustee’s own willful misconduct, bad faith or [gross] negligence, (ii) the inaccuracy of certain of the owner trustee’s representations and warranties, (iii) liabilities arising from the failure of the owner trustee to perform certain obligations or (iv) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments”.

Statements to Noteholders

On each payment date the indenture trustee will include with each payment or distribution to each noteholder a statement (prepared by the servicer) setting forth for that payment date and the related collection period, the following information:

•	the amount of the distribution on or with respect to each class of the notes allocable to principal;

•	the amount of the distribution on or with respect to each class of the notes allocable to interest;

•	the aggregate distribution amount for that payment date;

•	[the payments to any enhancement provider with respect to any credit or liquidity enhancement on that payment date;]

•	the number of, and aggregate amount of monthly principal and interest payments due on, the related receivables which are delinquent as of the end of the related collection period;

•	the aggregate servicing fee paid to the servicer with respect to that collection period;

•	the amount of collections on the receivables for that collection period;

•	the amount of funds available for payment of the aggregate amount payable or distributable on the notes, the amount of any principal or interest shortfall with respect to each class of notes and the amount required from any applicable enhancement provider to pay any shortfall;

•	the aggregate amount of proceeds received by the servicer, net of reimbursable out-of-pocket expenses, in respect of a receivable which is a defaulted receivable;

•	the number and net outstanding balance of receivables for which the related financed vehicle has been repossessed;

•	the Pool Factor and/or the Note Factor;

•	the net pool balance;

•	the amount remaining of any credit or liquidity enhancement, if applicable; [and]

•	the Delinquency Percentage for that collection period;

•	[the balance of the risk retention reserve account on the related payment date after giving effect to withdrawals to be made on such payment date, if any; and]

•	[the amount and application of any funds withdrawn from the risk retention reserve account with respect to such payment date, if any.]

Unless definitive notes are issued, DTC will supply these reports to noteholders in accordance with its procedures. Since owners of beneficial interest in a global note of a given series will not be recognized as noteholders of that series, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note by a request in writing addressed to the owner trustee or indenture trustee, as applicable.

Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by applicable law, the owner trustee, indenture trustee or paying agent will furnish information required to complete federal income tax returns to each person who on any record date during the calendar year was a registered noteholder. See “Material U.S. Federal Income Tax Consequences” in this prospectus.

[Yield Supplement Overcollateralization Amount

As of the closing date, the yield supplement overcollateralization amount will equal [    ], which is approximately [    ]% of the Adjusted Pool Balance as of the closing date. The yield supplement overcollateralization amount will decline on each payment date. It is intended to compensate for the low APRs on some of the receivables and is in addition to the overcollateralization referred to in “Summary of Terms—Credit Enhancement—Overcollateralization”.

With respect to any payment date, the “yield supplement overcollateralization amount” is the amount specified below with respect to that payment date:

Yield Supplement Overcollateralization Amount
Payment Date	Amount
Closing Date

The yield supplement overcollateralization amount for each payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the APR of that receivable and [●]%. For purposes of the preceding definition, future scheduled payments on the receivables are assumed to be made on their scheduled due dates without any delay, defaults or prepayments.]

Optional Redemption

If VW Credit, as servicer, exercises its optional clean-up call to purchase the assets of the issuing entity (other than the reserve account) on any payment date when the net pool balance of the receivables as of the last day of the related collection period has declined to [10]% or less of [the sum of (i)] the net pool balance as of the cut-off date [and (ii) the initial amount, if any, deposited into the pre-funding account], then the outstanding notes will be redeemed in whole, but not in part, on the payment date on which VW Credit, or any successor to VW Credit, exercises this option. This option is described in the prospectus under “The Transaction Documents—Purchase of Receivables by the Servicer.” The purchase price will be at least equal to the greater of (a) the outstanding principal balance of all the notes plus accrued and unpaid interest thereon (after giving effect to all distributions for that payment date in accordance with “—Priority of Payments” above) up to but excluding that payment date at the applicable interest rate [and any amounts due to the swap counterparty] and (b) the fair market value of the receivables and other issuing entity property (other than the reserve account).

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses first through [fifth] set forth in “—Priority of Payments” above would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, (i) the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account to the collection account and (ii) the outstanding notes shall be redeemed in whole, but not in part.

It is expected that at the time this clean-up call option becomes available to the servicer, only the Class A-4 notes [and Class B notes] will be outstanding.

Servicing Compensation and Expenses

The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) one-twelfth (or, in the case of the first payment date, [a fraction equal to the number of days from but not including the [initial] cut-off date to and including the last day of the first collection period over 360][one-sixth]), (2) [1.00]% and (3) the net pool balance of the receivables as of the first day of the related collection period [(or as of the [initial] cut-off date, in the case of the first payment date)]. As additional compensation, the servicer will be entitled to retain all Supplemental Servicing Fees. In addition, the servicer will be entitled to receive all investment earnings (net of investment losses and expenses) from the investment of funds in the collection account[, the reserve account] and the principal distribution account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding that payment date, including funds, if any, deposited into the collection account from the reserve account and any advances made by the servicer. The servicer will pay all expenses (apart from certain expenses incurred in connection with liquidating a financed vehicle related to a receivable, such as auction, painting, repair or refurbishment in respect of that financed vehicle) incurred by it in connection with its servicing activities (including any fees and expenses of sub-servicers to whom it has delegated servicing responsibilities and of the owner trustee) and generally will not be entitled to reimbursement of those expenses. The servicer will have no responsibility, however, to pay any losses with respect to the receivables.

Modifications of Receivables

Pursuant to the sale and servicing agreement, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments on a receivable in accordance with its customary servicing practices; provided, however, that if the servicer (1) extends the date for final payment by the obligor of any receivable beyond the last day of the collection period prior to the latest final scheduled payment date for any notes or (2) reduces the contract rate or outstanding principal balance of any receivable other than as required by applicable law (including, without limitation, by the Servicemembers Civil Relief Act) or court order, then the servicer will be required to purchase that receivable from the issuing entity if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable.

Servicer Replacement Events

The following events constitute “servicer replacement events” under the sale and servicing agreement:

•	any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for ten business days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal balance of the notes;

•	any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the sale and servicing agreement, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for 90 days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal balance of the notes;

•	any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the sale and servicing agreement proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which failure continues unremedied for 90 days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal balance of the notes (it being understood that any repurchase of a receivable by VW Credit pursuant to the purchase agreement or the depositor or the servicer pursuant to the sale and servicing agreement shall be deemed to remedy any incorrect representation or warranty with respect to such receivable); or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

[Notwithstanding the foregoing, a delay in or failure of performance referred to under the first three bullet points above for a period of [120] days will not constitute a servicer replacement event if that delay or failure was caused by force majeure or other similar occurrence.]

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) shall not create any presumption that any event under the first three bullet points above has occurred.

Upon the occurrence of any servicer replacement event, the sole remedy available to the issuing entity and noteholders will be to remove the servicer and appoint a successor servicer. However, if the commencement of a bankruptcy or similar case or proceeding were the only servicer replacement event, and a bankruptcy trustee or similar official has been appointed for the servicer, the trustee or such official may have the power to prevent the servicer’s removal.

Removal or Replacement of the Servicer

If a servicer replacement event is unremedied, the indenture trustee, acting at the direction of noteholders evidencing 66 2⁄3% of the aggregate outstanding principal balance of the outstanding notes, will terminate all of the servicing rights and obligations of the servicer with respect to the receivables. The indenture trustee will effect that termination by delivering notice to the servicer, the owner trustee, the issuing entity, the administrator, [the swap counterparty] and the noteholders. Any successor servicer must be an established institution having a net worth of not less than $100,000,000 and whose regular business includes the servicing of comparable motor vehicle receivables having an aggregate outstanding principal balance of not less than $50,000,000.

The servicer may not resign from its servicing obligations and duties except upon determination that the performance of its duties as servicer is no longer permissible under applicable law. Except as set forth below, no servicer resignation will become effective until a successor servicer has assumed the servicer’s obligations and duties and provided in writing the information reasonably requested by the depositor to comply with its reporting obligations under the Exchange Act with respect to a replacement servicer. The servicer may not assign the sale and servicing agreement or any of its rights, powers, duties or obligations under the sale and servicing agreement except under limited circumstances in connection with a consolidation or merger or similar occurrence. The servicer may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the transaction documents to any of its affiliates or (b) specific duties to sub-contractors who are in the business of performing similar duties. However, no delegation to affiliates or sub-contractors will release the servicer from its duties under the sale and servicing agreement, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, the predecessor servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified therein, until receipt of that notice. If a successor servicer has not been appointed at the time when the predecessor servicer ceases to act as servicer of the receivables, the indenture trustee without further action will automatically be appointed the successor servicer. However, if the indenture trustee is legally unable or is unwilling to act as servicer, the indenture trustee will appoint (or petition a court to appoint) a successor servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including indemnification obligations against certain events arising before its replacement). In a bankruptcy or similar proceeding for the servicer, a bankruptcy trustee or similar official may have the power to prevent the indenture trustee, the owner trustee or the noteholders from effecting a transfer of servicing to a successor servicer.

Waiver of Past Servicer Replacement Events

The holders of a majority of the aggregate outstanding principal balance [of the Controlling Class] of the notes may waive any servicer replacement event.

Events of Default

The occurrence of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and that default continues for a period of five business days or more;

•	a default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal balance of the outstanding notes;

•	any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal balance of the outstanding notes; or

•	the occurrence of certain events (which, if involuntary, remain unstayed for a period of 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

[Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of [120] days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.]

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default [(other than an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity)], the indenture trustee may or if directed by the noteholders of a majority of the aggregate outstanding note principal balance of the outstanding notes will, declare the notes to be immediately due and payable. [Upon the occurrence of an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity, the notes will automatically be accelerated, and all accrued and unpaid interest on and principal of the notes will be due and payable without any declaration or other act by the indenture trustee or the noteholders.]

If an event of default is unremedied, the indenture trustee may institute proceedings to collect amounts due or foreclose on the issuing entity property, exercise remedies as a secured party, elect to maintain the receivables and the other issuing entity property and, if the indenture trustee elects to maintain such possession, it will continue to apply the proceeds from the receivables and the other issuing entity property as if there had been no event of default or sell the receivables and the other issuing entity property. Upon the occurrence of an event of default resulting in acceleration of the notes, the indenture trustee may sell the receivables and the other issuing entity property or may elect to have the issuing entity maintain possession of the receivables and the other issuing entity property and apply Collections as received. However, the indenture trustee is prohibited from selling or liquidating the receivables and the other issuing entity property following an event of default unless:

•	the holders of 100% of the aggregate outstanding principal balance [of the Controlling Class] of the outstanding notes [and the swap counterparty] consent to such sale or liquidation;

•	the proceeds of such sale or liquidation are sufficient to pay in full the principal of and the accrued interest on all outstanding notes [and all amounts owed to the swap counterparty at the date of such sale]; or

•	the default relates to the failure to pay interest or principal when due (a “payment default”), the indenture trustee determines that the Collections on the receivables would not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if those notes had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2⁄3% of the aggregate outstanding principal balance of the outstanding notes [of the Controlling Class] [and the swap counterparty].

In addition, if the event of default does not relate to a payment default or insolvency of the issuing entity, the indenture trustee is prohibited from selling or liquidating the receivables and the other issuing entity property unless the holders of 100% of the aggregate outstanding principal balance of the outstanding notes consent to a sale or the proceeds of a sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes [and all amounts owed to the swap counterparty.]

If an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture or to honor the request or direction of any of the noteholders, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses, disbursements, advances and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority of the aggregate outstanding principal balance of the outstanding notes [of the Controlling Class] will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, and the holders of a majority of the aggregate outstanding principal balance of the outstanding notes [of the Controlling Class] may, in certain cases, waive any event of default, except a default in payment of principal of or interest on any of the notes, a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of the holders of 100% of the aggregate outstanding principal balance of the outstanding notes or a default arising from an insolvency of the issuing entity.

Priority of Payments May Change Upon an Event of Default

Following the occurrence and during the continuation of an event of default under the indenture which has resulted in an acceleration of the notes, and upon the liquidation of the receivables after any event of default, the priority of payments changes (including payments of principal on the notes). On each payment date after an event of default and acceleration of the notes, payments will be made from all funds (including all amounts held on deposit in the reserve account) available to the issuing entity (net of liquidation costs associated with the sale of the trust estate) in the following order of priority:

(1)	first, pro rata, to the indenture trustee, the owner trustee [and the asset representations reviewer], any accrued and unpaid fees and reasonable expenses (including indemnification amounts) permitted under the trust agreement, the indenture [and the asset review agreement], provided, that the amounts payable pursuant to this clause will be limited to $[ ] per annum in the aggregate;

(2)	second, to the servicer (or any predecessor servicer, if applicable), for reimbursement of outstanding advances[, expect available funds from the risk retention reserve account will not be used for this purpose];

(3)	third, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods[, expect available funds from the risk retention reserve account will not be used for this purpose as long as the servicer is VW Credit or an affiliate of VM Credit];

(4)	[fourth, to the swap counterparty, any due and unpaid Net Swap Payments];

(5)	fifth, [pro rata, (A) to the swap counterparty for any due and unpaid Senior Swap Termination Payments and (B)] to the [Class A] noteholders, pro rata, the accrued [Class A] note interest; if there are not sufficient funds to pay the entire amount of the accrued note interest, the amount available shall be applied to the payment of such interest on each class of [Class A] notes on a pro rata basis based on the amount of interest payable to each class of [Class A] notes;

(6)	sixth, if an Event of Default has occurred [that arises from (a) a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, (b) a default in the payment of the principal of or any installment of the principal of any note when the same becomes due and payable or (c) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity,] in the following order of priority:

•	to the Class A-2 noteholders, the Class A-3 noteholders and the Class A-4 noteholders, in respect of principal thereof, pro rata (based on the outstanding principal balance of each class of outstanding notes on such payment date), until all classes of the notes have been paid in full;

•	[to the Class B noteholders, the accrued Class B note interest;]

•	[to the Class B noteholders, until the Class B notes have been paid in full;]

(7)	[seventh, if an Event of Default has occurred that arises from any event other than those events described above in clause [sixth], in the following order of priority:

•	[to the Class B noteholders, the accrued Class B note interest;]

•	to the Class A-1 noteholders until the Class A-1 notes have been paid in full;

•	to the Class A-2 noteholders, the Class A-3 noteholders and the Class A-4 noteholders, pro rata, until all classes of the Class A notes have been paid in full; [and]

•	[to the Class B noteholders, until the Class B notes have been paid in full;]

(8)	[eighth, to the swap counterparty, any due and unpaid Subordinated Swap Termination Payments];

(9)	ninth, to the owner trustee, the indenture trustee [and the asset representations reviewer], any accrued and unpaid fees, reasonable expenses and indemnity payments not previously paid;

(10)	tenth, any remaining funds to or at the direction of the certificateholder.

Following the occurrence of any event of default under the indenture which has not resulted in an acceleration of the notes, the issuing entity will continue to pay interest and principal on the notes on each payment date in the manner set forth under “—Priority of Payments” above, until a liquidation, if any, of the receivables and the other issuing entity property.

Evidence of Compliance

The sale and servicing agreement will provide that a firm of independent registered public accountants (who may also render other services to the servicer, the depositor or their respective affiliates) will annually furnish to the servicer, the depositor and the indenture trustee, a statement to the effect that they have attested to the assertion of authorized officers of the servicer that the servicing was conducted in compliance with certain applicable provisions of the sale and servicing agreement in all material respects.

In addition, on or before March 30 of each calendar year such accountants will also furnish a report that expresses an opinion, or states that an opinion cannot be expressed, concerning the servicer’s assessment of compliance with the applicable servicing criteria.

The sale and servicing agreement will also provide for delivery, on or before March 30 of each calendar year, to the issuing entity, a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations for asset-backed securities transactions that are backed by the same types of assets as the receivables. The servicer will also give the issuing entity, indenture trustee, administrator and each Hired Agency notice of any servicer replacement event.

The indenture will require the issuing entity to deliver annually to the indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture, which among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default know to that officer and the nature and status of that default.

For so long as the issuing entity is required to report under the Securities Exchange Act of 1934, an annual report of Form 10-K will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

Amendment Provisions

(a) The trust agreement and the purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person, (b) the sale and servicing agreement may be amended by the depositor and the servicer without the consent of the noteholders or any other person and (c) the administration agreement may be amended by the administrator without the consent of the noteholders or any other person, in each case if one of the following documents is delivered to the indenture trustee by the depositor, servicer or administrator as applicable:

(i) an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders;

(ii) an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders; or

(iii) the Rating Agency Condition is satisfied with respect to such amendment and the servicer or the depositor notifies the indenture trustee in writing that the Rating Agency Condition is satisfied with respect to such amendment.

Any amendment to the transaction documents (excluding the indenture) also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the aggregate outstanding balance of the [notes, voting as a single class] [Controlling Class]; provided, that the sale and servicing agreement may not be amended if that amendment would (i) reduce the interest rate or principal amount of any note, change or delay the final scheduled payment date of any note without the consent of the applicable noteholder or (ii) reduce the percentage of the aggregate outstanding amount of the notes, the holders of which are required to consent to any matter without the consent of the holders of at least the percentage of the aggregate outstanding amount of the notes which were required to consent to such matter before giving effect to such amendment.

The issuing entity and the indenture trustee may, when authorized by an issuing entity order, enter into supplemental indentures, without obtaining the consent of the noteholders for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the noteholders; provided that (i) either (x) the Rating Agency Condition has been satisfied or (y) the action will not, as evidenced by an officer’s certificate or an opinion of counsel delivered to the indenture trustee, materially and adversely affect the interest of any noteholder; and (ii) such action shall not, as evidenced by an opinion of counsel delivered to the indenture trustee, (x) affect the treatment of the notes as debt for federal income tax purposes or (y) be deemed to cause a taxable exchange of the notes for federal income tax purposes. The issuing entity and the indenture trustee may also, when authorized by an issuing entity order, enter into supplemental indentures without obtaining the consent of the noteholders but with prior notice to each Hired Agency, to correct the description of property subject to the lien of the indenture, to add covenants for the benefit of the noteholders, to pledge additional property, to cure ambiguity or inconsistency if such cure does not materially and adversely affect the noteholders, and to make certain other technical amendments specified in the indenture.

The issuing entity and the indenture trustee, when authorized by an issuing entity order, may, with prior notice to the Hired Agencies and with the consent of the noteholders of not less than a majority of the aggregate outstanding principal balance of the outstanding notes, execute a supplemental indenture for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying (except as provided below) in any manner the rights of the noteholders. Any such supplemental indenture that amends, modifies or supplements the rights of any noteholder in any of the following manners will require the consent of the holder of each outstanding note affected thereby:

•	changes the final scheduled payment date of any note or reduces the principal amount thereof, the interest rate thereon or the redemption price with respect thereto or changes any place of payment where, or the coin or currency in which, any note or any interest thereon is payable;

•	impairs the right to institute suit for the enforcement of the provisions of the indenture regarding payment;

•	impairs the right of the noteholders to institute suit for the enforcement of principal and interest payments on the notes that such noteholders own;

•	reduces the percentage of the aggregate principal amount of the outstanding notes, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in the indenture;

•	modifies or alters the provisions of the indenture regarding the voting of notes held by the issuing entity, any other obligor on the notes, the depositor or an affiliate of any of them;

•	reduces the percentage of the aggregate outstanding principal balance of the outstanding notes, the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the issuing entity property if the proceeds of the sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

•	decreases the percentage of the aggregate principal amount of the notes required to amend the sections of the indenture which specify the applicable percentage of aggregate principal amount of the notes necessary to amend the indenture or the other transaction documents;

•	provides that additional provisions of the indenture or the other transaction documents may be modified or waived without the consent of the holder of each outstanding note affected thereby;

•	affects the calculation of the amount of interest on or principal of any note payable on any payment date (including the calculation of any of the individual components of such calculation) or to affect the rights of noteholders to the benefit of any provisions for the mandatory redemption of the notes; or

•	permits the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminate the lien of the indenture on any property at any time or deprive the holder of any note of the security afforded by the lien of the indenture.

No amendment or supplemental indenture will be effective which affects the rights, protections or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively. [No amendment or supplemental indenture will be effective which materially and adversely affects the rights of the swap counterparty under the interest rate swap agreement without the consent of the swap counterparty.]

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	if the indenture requires the indenture trustee to make advances, the character and amount of any advances made by it under the indenture;

•	the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all the notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of principal of and accrued interest on notes.

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Rights in the Receivables

The transfer of the receivables by the originator to the depositor, and by the depositor to the issuing entity, and the pledge thereof to an indenture trustee, if any, the perfection of the security interests in the receivables and the enforcement of rights to realize on the related financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code and certificate of title acts as in effect in various states. The servicer and the depositor will take the actions described below to perfect the rights of the issuing entity and the indenture trustee in the receivables.

Under the sale and servicing agreement or indenture, as applicable, the servicer or a subservicer may be appointed by the issuing entity or indenture trustee to act as the custodian of the receivables. The servicer or a subservicer, as the custodian, will have possession of the original contracts giving rise to the receivables. To the extent any of the receivables arise under or are evidenced by contracts in electronic form (such electronic contracts, together with the original contracts in tangible form, collectively “chattel paper”), the servicer or subservicer, as the custodian, will have printed copies of the electronic contracts and the capability of accessing the electronic information. While neither the original contracts nor the printed copies of electronic contracts giving rise to the receivables will be marked to indicate the ownership interest thereof by the issuing entity, and neither the custodian nor the indenture trustee will have “control” of the authoritative copy of those contracts that are in electronic form, appropriate UCC-1 financing statements reflecting the transfer and assignment of the receivables by the originator to the depositor and by the depositor to the issuing entity, and the pledge thereof to an indenture trustee will be filed to perfect that interest and give notice of the issuing entity’s ownership interest in, and the indenture trustee’s security interest in, the receivables and related chattel paper. If, through inadvertence or otherwise, any of the receivables were sold or pledged to another party who purchased (including a pledgee) the receivables in good faith in the ordinary course of its business and took possession of the original contracts in tangible form or “control” of the authoritative copy of the contracts in electronic form giving rise to the receivables, the purchaser would acquire an interest in the receivables superior to the interests of the issuing entity and the indenture trustee if the purchaser acquired the receivables for new value and without knowledge that the purchase violates the rights of the issuing entity or the indenture trustee, which could cause investors to suffer losses on their notes.

Generally, the rights held by assignees of the receivables, including without limitation the issuing entity and the indenture trustee, will be subject to:

•	all the terms of the contracts related to or evidencing the receivable; and any defense or claim in recoupment arising from the transaction that gave rise to the contracts; and

•	any other defense or claim of the obligor against the assignor of such receivable which accrues before the obligor receives notification of the assignment.

Because none of the originator, the depositor or the issuing entity is obligated to give the obligors notice of the assignment of any of the receivables, the issuing entity and the indenture trustee, if any, will be subject to defenses or claims of the obligor against the assignor even if such claims are unrelated to the receivable.

VW Credit typically takes physical possession of the signed original retail installment sale contracts to assure that it has priority in its rights under the receivables against the dealers and their respective creditors. Under the UCC, a purchaser of chattel paper who takes physical possession or obtains control of the chattel paper has priority over a trustee in bankruptcy for the seller and the seller’s creditors in the event of the seller’s bankruptcy if the purchaser purchased the chattel paper in good faith in the ordinary course of its business, giving new value and without knowledge that its purchase violates the rights of the seller’s creditors. If a retail installment contract is amended and the purchaser does not or is unable to take physical possession of the signed original amendment there is a risk that creditors of the selling dealer could have priority over the issuer’s rights in the contract.

Security Interests in the Financed Vehicles

Obtaining Security Interests in Financed Vehicles. In all states in which the receivables have been originated, motor vehicle retail installment sale contracts and/or installment loans such as the receivables evidence the credit sale or refinancing of automobiles, light-duty trucks and/or other types of motor vehicles. The receivables also constitute personal property security agreements and include grants of security interests in the vehicles under the applicable Uniform Commercial Code. Perfection of security interests in the vehicles is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. In most states, a security interest in an automobile, a light-duty truck and/or another type of motor vehicle is perfected by obtaining the certificate of title to the financed vehicle or the notation of the secured party’s lien on the vehicle’s certificate of title. However, in California and in certain other states, certificates of title and the notation of the related lien may be maintained solely in the electronic records of the applicable department of motor vehicles or the analogous state office. As a result, any reference to a certificate of title in this prospectus includes certificates of title maintained in physical form and electronic form which may also be held by third-party servicers. In some states, certificates of title maintained in physical form are held by the obligor and not the lienholder or a third-party servicer. The originator will warrant to the depositor that it has taken all steps necessary to obtain a perfected first priority security interest with respect to all financed vehicles securing the receivables. If the originator fails, because of clerical errors or otherwise, to effect or maintain the notation of the security interest on the certificate of title relating to a financed vehicle, the issuing entity may not have a perfected first priority security interest in that financed vehicle.

If the originator did not take the steps necessary to cause its security interest to be perfected as described above until more than 30 days after the date the related obligor granted such security interest, and the related obligor was insolvent on the date such steps were taken, the perfection of such security interest may be avoided as a preferential transfer under bankruptcy law if the obligor under the related receivable becomes the subject of a bankruptcy proceeding commenced within 90 days of the date of such perfection, in which case the originator, and subsequently, the depositor, the issuing entity and the indenture trustee, if any, may be treated as an unsecured creditor of such obligor.

Perfection of Security Interests in Financed Vehicles. The originator will sell the receivables and assign its security interest in each financed vehicle to the depositor. The depositor will sell the receivables and assign the security interest in each financed vehicle to the issuing entity. However, because of the administrative burden and expense of retitling, the servicer, the depositor and the issuing entity will not amend any certificate of title to identify the issuing entity as the new secured party on the certificates of title relating to the financed vehicles. Accordingly, the originator will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, assignments such as those under the transfer agreement and the sale and servicing agreement relating to the issuing entity are an effective conveyance of the security interests in the financed vehicles without amendment of the lien noted on the related certificate of title, and the new secured party succeeds to the assignor’s rights as the secured party. However, a risk exists in not identifying the issuing entity as the new secured party on the certificate of title because, through fraud or negligence, the security interest of the issuing entity could be released or another person could obtain a security interest in the applicable vehicle that is higher in priority than the interest of the issuing entity.

In the absence of fraud, forgery or neglect by the financed vehicle owner or administrative error by state recording officials, notation of the lien of the originator generally will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in a financed vehicle. If there are any financed vehicles as to which the originator has failed to perfect the security interest assigned to the issuing entity, that security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests.

Under the Uniform Commercial Code as in effect in most states, if a security interest in a financed vehicle is perfected by any method under the laws of one state, and the financed vehicle is then moved to another state and titled in that other state, the security interest that was perfected under the laws of the original state remains perfected as against all persons other than a purchaser of the vehicle for value for as long as the security interest would have been perfected under the law of the original state. However, a security interest in a financed vehicle that is covered by a certificate of title from the original state becomes unperfected as against a purchaser of that financed vehicle for value and is deemed never to have been perfected as against that purchaser if the security interest in that financed vehicle is not perfected under the laws of that other state within four months after the financed vehicle became covered by a certificate of title from the other state. A majority of states requires surrender of a certificate of title to re-register a vehicle. Therefore, the servicer will provide the department of motor vehicles or other appropriate state or county agency of the state of relocation with the certificate of title so that the owner can effect the re-registration. If the financed vehicle owner moves to a state that provides for notation of a lien on the certificate of title to perfect the security interests in the financed vehicle, absent clerical errors or fraud, the originator would receive notice of surrender of the certificate of title if its lien is noted thereon. Accordingly, the secured party will have notice and the opportunity to re-perfect the security interest in the financed vehicle in the state of relocation. If the financed vehicle owner moves to a state which does not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle retail installment sale contracts and/or installment loans, the servicer takes steps to effect re-perfection upon receipt of notice of registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells a financed vehicle, the servicer must provide the owner with the certificate of title, or the servicer will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under each sale and servicing agreement, the servicer will, in accordance with its customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. Each issuing entity will authorize the servicer to take such steps as are necessary to re-perfect the security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the trust or the release of the lien on the vehicle or other adverse consequences. For example, the State of New York recently passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied without any signature or formal release by the prior lienholder. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, statutory liens such as liens for unpaid taxes, liens for towing, storage and repairs performed on a motor vehicle, motor vehicle accident liens and liens arising under various state and federal criminal statutes take priority over a perfected security interest in a financed vehicle. Under the Internal Revenue Code, federal tax liens that are filed have priority over a subsequently perfected lien of a secured party. In addition, certain states grant priority to state tax liens over a prior perfected lien of a secured party. The laws of most states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in or acquired with the proceeds of unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. With respect to each issuing entity, the depositor will represent in each receivables sale and servicing agreement that, as of the initial issuance of the notes of, no state or federal liens exist with respect to any financed vehicle securing payment on any related receivable. However, liens could arise, or a confiscation could occur, at any time during the term of a receivable. It is possible that no notice will be given to the servicer in the event that a lien arises or a confiscation occurs, and any lien arising or confiscation occurring after the closing date would not give rise to the originator’s repurchase obligations under the transfer agreement.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle retail installment sale contract and/or installment loan has all the remedies of a secured party under the Uniform Commercial Code, except as specifically limited by other state laws. Among the Uniform Commercial Code remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless that means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the related receivable. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). In some states, after the financed vehicle has been repossessed, the obligor may reinstate the related receivable by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. Generally, this right of reinstatement may be exercised on a limited number of occasions in any one year period.

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements relating to those notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the account by paying the delinquent installments and other amounts due, in which case the financed vehicle is returned to the obligor. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid outstanding principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. In addition to the notice requirement, the Uniform Commercial Code requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” In the case of consumer goods, some courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the Uniform Commercial Code provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The Uniform Commercial Code also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the Uniform Commercial Code. In particular, if the collateral is consumer goods, the Uniform Commercial Code grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the Uniform Commercial Code permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the Uniform Commercial Code.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the Uniform Commercial Code requires the creditor to remit the surplus to the obligor.

Consumer Protection Law

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act (“Relief Act”), state adoptions of the National Consumer Act and the Uniform Consumer Credit Code, state motor vehicle retail installment sale acts, consumer lending laws, unfair or deceptive practices acts including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies and other similar laws. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires all sellers of used vehicles to prepare, complete and display a “Buyers’ Guide” which explains the warranty coverage for such vehicles. The Federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability for claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” rule of the Federal Trade Commission (the “HDC Rule”) has the effect of subjecting any assignee of the seller in a consumer credit transaction, and related creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the seller. Liability under the HDC Rule is limited to the amounts paid by the obligor under the receivable, and the holder of the receivable may also be unable to collect any balance remaining due thereunder from the obligor. The HDC Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states. Liability of assignees for claims under state consumer protection laws may differ though.

To the extent the receivables constitute retail installment sale contracts, those receivables will be subject to the requirements of the HDC Rule. Accordingly, each issuing entity, as holder of the related receivables, will be subject to any claims or defenses that the purchaser of the applicable financed vehicle may assert against the seller of the financed vehicle. As to each obligor, those claims under the HDC Rule are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. The originator will represent in each receivables transfer agreement that each of the receivables, and the sale of the related financed vehicle thereunder, complied with all material requirements of applicable laws and the regulations issued pursuant thereto.

Any shortfalls or losses arising in connection with the matters described in the three preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

Servicemembers Civil Relief Act

Under the terms of the Relief Act, a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in reserve status and is called to active duty after origination of the receivable), may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the Relief Act is forgiven. The Relief Act applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the Relief Act. Because the Relief Act applies to obligors who enter military service (including reservists who are called to active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Relief Act. In addition, increased military operations that may increase the number of citizens who are in active military service, including persons in reserve or national guard status who have been called or will be called to active duty. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations which would not be recoverable from the related receivables, would result in a reduction of the amounts distributable to the noteholders. In addition, the Relief Act imposes limitations that would impair the ability of the servicer to foreclose on an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional three month period thereafter. Also, the laws of some states impose similar limitations during the related obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter as specified under the laws of those states. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau (the “CFPB”) is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile loans and retail automobile leases. VW Credit is subject to the CFPB’s enforcement authority. The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. In June 2015, the CFPB issued a final rule defining which non-depository institutions would be considered larger participants of a market for automobile financing. Under the definitions included in the final rule, VW Credit is considered a larger participant and is subject to the supervisory and examination authority of the CFPB. Expanded CFPB jurisdiction over VW Credit’s business will likely increase compliance costs and regulatory risks. The CFPB has issued public guidance regarding compliance with the fair lending requirements of the Equal Credit Opportunity Act, and its implementing regulation, for automobile lenders that permit automobile dealers to charge the consumer an interest rate that is higher than the rate the lender provides the dealer for a consumer. This increased rate is typically called a “dealer markup.” The CFPB has been conducting fair lending examinations of automobile lenders and their dealer markup and compensation policies. In addition, we understand that the CFPB has also been investigating certain other automobile lending practices, including the sale of extended warranties, credit insurance and other add-on products. If any of these practices were found to violate the Equal Credit Opportunity Act or other laws, we or the sponsor could be obligated to repurchase from the issuing entity any receivable that fails to comply with law. In addition, we, the sponsor or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity. For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the securities, see “Risk Factors—Failure to comply with consumer protection laws may result in losses on your investment” in this prospectus.

VW Credit may also periodically perform reviews of its lending policies and analyses of both dealer-specific and portfolio-wide loan pricing data for potential disparities resulting from dealer markup and compensation policies. Depending upon the results of these reviews and analyses or any regulatory agency actions, VW Credit or any other applicable originator may consider taking, or may be required to take, corrective actions, which could include reductions to the interest rates on the applicable automobile loans. Corrective actions could be taken by VW Credit without the occurrence of any violation of law. If VW Credit, as servicer, were to voluntarily reduce the interest rate on any automobile loan, it may be required under the applicable transaction documents to repurchase the affected receivables; however, under some circumstances the servicer would not be required under the applicable transaction documents to repurchase the affected receivables. See “Description of the Transfer Agreements and the Administration Agreement—Collection and Other Servicing Procedures” in this prospectus for a discussion of the purchase obligations of the servicer.

Certain Matters Relating to Bankruptcy and Insolvency

General. The depositor has been structured as a limited purpose entity and will engage only in activities permitted by its organizational documents. Under the depositor’s organizational documents, the depositor is limited in its ability to file a voluntary petition under the United States Bankruptcy Code (the “Bankruptcy Code”) or any similar applicable state law. There can be no assurance, however, that the depositor, or the originator, will not become insolvent and file a voluntary petition under the Bankruptcy Code or any similar applicable state law or become subject to a conservatorship or receivership, as may be applicable in the future.

The voluntary or involuntary petition for relief under the Bankruptcy Code or any similar applicable state law or the establishment of a conservatorship or receivership, as may be applicable, with respect to the originator should not necessarily result in a similar voluntary application with respect to the depositor. The depositor has taken certain steps in structuring the transactions contemplated hereby that are intended to make it unlikely that any voluntary or involuntary petition for relief by the originator under applicable insolvency laws will result in the consolidation pursuant to such insolvency laws or the establishment of a conservatorship or receivership, of the assets and liabilities of the depositor with those of the originator. These steps include the organization of the depositor as a limited purpose entity pursuant to its limited liability company agreement or trust agreement containing certain limitations (including restrictions on the limited nature of depositor’s business and on its ability to commence a voluntary case or proceeding under any insolvency law without an affirmative vote of all of its directors, including independent directors).

The originator and the depositor believe that, subject to certain assumptions (including the assumption that the books and records relating to the assets and liabilities of the originator will at all times be maintained separately from those relating to the assets and liabilities of the depositor, the depositor will prepare its own balance sheets and financial statements and there will be no commingling of the assets of the originator with those of the depositor) the assets and liabilities of the depositor should not be substantively consolidated with the assets and liabilities of the originator in the event of a petition for relief under the Bankruptcy Code with respect to the originator; and the transfer of receivables by the originator should constitute an absolute transfer, and, therefore, such receivables would not be property of the originator in the event of the filing of an application for relief by or against the originator under the Bankruptcy Code. See “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy and Insolvency—Certain Matters Relating to the Federal Deposit Insurance Corporation” in this prospectus.

On the closing date, Mayer Brown LLP, special counsel to the depositor, will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and applicable statutes to federal bankruptcy cases, if the originator were to become a debtor in a case under the United States Bankruptcy Code, a court having jurisdiction over such case (the “bankruptcy court”) would:

•	determine that the transfer of receivables pursuant to the purchase agreement constitutes a sale of such receivables to the depositor by the originator, as opposed to a loan, such that (1) the receivables would not be property of the originator’s bankruptcy estate under Section 541 of the Bankruptcy Code, and (2) Section 362(a) of the Bankruptcy Code would not operate to stay payments by the servicer of collections on the receivables in accordance with the applicable transaction documents; and/or

•	not order substantive consolidation of the assets and liabilities of the originator, on the one hand, and those of the depositor or the issuing entity, on the other hand.

If, however, a bankruptcy court for the originator or a creditor of the originator were to take the view that the originator and the depositor should be substantively consolidated or that the transfer of the receivables from the originator to the depositor should be recharacterized as a pledge of such receivables, then you may experience delays and/or shortfalls in payments on the notes.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including VW Credit, the depositor or a particular issuing entity, or their respective creditors.

Potential Applicability to VW Credit, the depositor and issuing entities. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of VW Credit. For an issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of VW Credit (1) the FDIC would have to be appointed as receiver for VW Credit under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity or the depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of VW Credit.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of VW Credit or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to VW Credit, the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of VW Credit or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which VW Credit or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of VW Credit’s or such covered subsidiary’s affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include VW Credit or its subsidiaries (including the depositor or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is a party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include VW Credit or its subsidiaries (including the depositor or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporate a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving VW Credit or its subsidiaries (including the depositor or your issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables under the transfer agreement and the sale and servicing agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, VW Credit believes that the FDIC would not be able to recover the receivables transferred under the transfer agreement and the sale and servicing agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the depositor under the transfer agreement would be treated as having made a loan to VW Credit, and the issuing entity under the sale and servicing agreement would be treated as having made a loan to the depositor, in each case secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If VW Credit or the depositor were placed in receivership under OLA, the FDIC could assert that VW Credit or the depositor, as applicable, effectively still owned the transferred receivables because the transfers by VW Credit to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by the issuing entity. In such event, the noteholders would have a secured claim in the receivership of the issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the transfer agreement and the sale and servicing agreement are respected as legal true sales, as receiver for VW Credit or a covered subsidiary the FDIC could:

•	require the issuing entity, as assignee of VW Credit and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related receivables;

•	if an issuing entity were a covered subsidiary, require the indenture trustee for the notes to go through an administrative claims procedure to establish its rights to payments on the notes;

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against VW Credit or a covered subsidiary (including the issuing entity);

•	repudiate VW Credit’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of the sale and servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which VW Credit or a covered subsidiary (including any issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of VW Credit or any covered subsidiary or affect any contractual rights of VW Credit or a covered subsidiary (including any issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the FDIC, as receiver for VW Credit, the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If VW Credit or any of its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by VW Credit or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. Based on the final rule, a transfer of the receivables perfected by the filing of a Uniform Commercial Code financing statement against VW Credit, the depositor and the issuing entity as provided in the applicable transfer agreement and sale and servicing agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistencies between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

Repurchase Obligation

The originator will make representations and warranties in the transaction documents that each receivable complies with all requirements of law in all material respects. If any representation and warranty proves to be incorrect with respect to any receivable, has certain material and adverse effects and is not timely cured, the originator will be required under the transaction documents to repurchase the affected receivables. VW Credit is subject from time to time to litigation alleging that the receivables or its lending practices do not comply with applicable law. The commencement of any such litigation generally would not result in a breach of any of the originator’s representations or warranties.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that an issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the investor and its advisor to satisfy those requirements.]

[Certain Investment Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of] “investment company” under the Investment Company Act contained in [Section [                ] of] [Rule [    ] promulgated under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).].

Requirements for Certain European Regulated Investors and Affiliates

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as “institutions”) regulated in European Union (EU) member states and in other countries in the European Economic Area (“EEA”) and by certain affiliates of those institutions. These Articles, effective January 1, 2014, replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or CRD Article 122a. They are to be implemented in accordance with new regulatory technical standards which supersede and amend the guidance previously issued under CRD Article 122a. CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

CRR Article 405 requires an institution not to invest in any securitization position (as defined in CRR) unless the sponsor, originator or original lender has disclosed to investors that it will retain a specified minimum net economic interest in the securitization transaction. Prior to investing in a securitization position, and on an ongoing basis thereafter, the regulated institution must also be able to demonstrate that it has a comprehensive and thorough understanding of the securitization transaction and its structural features by satisfying the due diligence requirements and ongoing monitoring obligations of CRR Article 406. Under CRR Article 407, an institution that fails to comply with the requirements of CRR Article 405 or 406 will be subject to an additional regulatory capital charge.

Article 17 of EU Directive 2011/61/EU on Alternative Investment Fund Managers (the “AIFMD”) and Chapter III, Section 5 of Regulation 231/2013 supplementing the AIFMD (the “AIFM Regulation”), introduced risk retention and due diligence requirements (which took effect from July 22, 2013 in general) in respect of alternative investment fund managers (“AIFMs”) that are required to become authorized under the AIFMD. While the requirements applicable to AIFMs under Chapter III, Section 5 of the AIFM Regulation are similar to those which apply to credit institutions and investment firms under CRR Articles 405-406, they are not identical and, in particular, additional due diligence obligations apply to AIFMs.

Requirements similar to those set out in CRR Articles 405-406, AIFMD Article 17 and Chapter III, Section 5 of the AIFM Regulation are expected to be implemented in the future for other types of investors which are regulated by national authorities of EEA member states (such as insurance and reinsurance companies and undertakings for collective investments in transferrable securities (UCITS) funds). When implemented, such requirements may apply to investments in securities already issued, including the notes being offered by this prospectus.

None of the originator, the depositor nor any of their respective affiliates is obligated to retain a material net economic interest in the securitization described in this prospectus or to provide any additional information that may be required to enable a credit institution, investment firm, alternative investment fund manager or other investor to satisfy the due diligence and monitoring requirements of CRR Articles 404-410, AIFMD Article 17, Chapter III, Section 5 of the AIFM Regulation or any corresponding rules applicable to EEA-regulated investors (together, “EU Retention Rules”).

Failure by an investor or investment manager to comply with any applicable EU Retention Rules with respect to an investment in the notes offered by this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions. EU Retention Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and have an adverse impact on the value and liquidity of the notes offered by this prospectus. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable EU Retention Rules or other applicable regulations and the suitability of the offered notes for investment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, Special Tax Counsel for each issuing entity, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (“IRS”) rulings on similar transactions involving both debt and equity interests issued by an issuing entity with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in the prospectus as well as the tax consequences to noteholders.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties, or any other U.S. federal income tax laws, including U.S. federal estate and gift tax laws. The following discussion also does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	persons that hold the notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	investors in pass-through entities.

Rather, this information is directed to prospective purchasers who are unrelated to the depositor and who purchase notes at their issue price in the initial distribution thereof, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code. We suggest that prospective investors consult with their tax advisors as to the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

The following discussion addresses notes which the depositor, the servicer and the noteholders will agree to treat as indebtedness secured by the receivables. On the closing date, Special Tax Counsel will deliver an opinion stating that, subject to certain qualifications, assumptions and representations, based on the terms of the notes, the transactions relating to the receivables as set forth herein and the applicable provisions of the issuing entity’s formation document and related documents, the notes, to the extent beneficially owned by a person other than the issuing entity or its affiliates, will be characterized as indebtedness for U.S. federal income tax purposes; and for U.S. federal income tax purposes, the issuing entity will not be classified as an association taxable as a corporation and the issuing entity will not be treated as a publicly traded partnership taxable as a corporation. The tax opinion of Special Tax Counsel with respect to the issuing entity will be subject to certain assumptions, conditions and qualifications as described in detail below. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although Special Tax Counsel will issue a tax opinion to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The following discussion assumes the notes are characterized as indebtedness for U.S. federal income tax purposes. For purposes of this discussion, references to a “holder” are to the beneficial owner of a note. The term “U.S. Holder” means a holder of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a U.S. person under Section 7701(a)(30) of the Code. The term “Non-U.S. Holder” means a holder of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes.

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard.

U.S. Federal Income Tax Consequences to U.S. Holders of the Notes

Treatment of Stated Interest. It is anticipated that no class of notes offered hereunder will be issued with more than a de minimis amount (i.e., 1/4% of the principal amount of a class of notes multiplied by its weighted average life to maturity) of original issue discount (“OID”). In such case, the stated interest on a note will be taxable to a U.S. Holder as ordinary income when received or accrued in accordance with the noteholder’s regular method of tax accounting. Interest received on a note may constitute “investment income” for purposes of some limitations of the Code concerning the deductibility of investment interest expense.

Original Issue Discount. In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess falls within a statutorily defined de minimis exception. A note’s stated redemption price at maturity is the aggregate of all payments required to be made under the note through maturity except qualified stated interest. Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The issue price will be the first price at which a substantial amount of the notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers.

In the case of notes issued with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

If the notes offered hereunder are in fact issued at a greater than de minimis discount or are treated as having been issued with OID under the Treasury Regulations, a U.S. Holder would be required to include OID in income as interest over the term of the note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on U.S. Holders using the accrual method of accounting. However, a U.S. Holder using the cash method of accounting may be required to report income on the notes in advance of the receipt of cash attributable to that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the U.S. Holders regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Weighted Average Life of the Notes” in this prospectus. Accordingly, we suggest prospective investors to consult with their own tax advisors regarding the impact of any prepayments under the receivables (and the OID rules) if the notes offered hereunder are issued with OID.

A holder of a Short-Term Note which has a fixed maturity date not more than one year from the issue date of that note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the note is not an accrual method taxpayer, a bank, a broker or dealer that holds the note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the note in gross income upon a sale or exchange of the note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of the interest income, if any, and OID accrued on the note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the Treasury Department, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.

If the notes are not issued with OID but a holder purchases a note at a discount greater than the de minimis amount set forth above, such discount will be market discount. Generally, a portion of each principal payment will be treated as ordinary income to the extent of the accrued market discount not previously recognized as income. Gain on sale of such note is treated as ordinary income to the extent of the accrued but not previously recognized market discount. Market discount generally accrues ratably, absent an election to base accrual on a constant yield to maturity basis. A holder who purchases a note at a premium will be subject to the “bond premium amortization” rules of the Code.

Disposition of Notes. If a U.S. Holder sells a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of the note to a particular U.S. Holder will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income from the note and decreased by any bond premium previously amortized and any principal payments previously received by the noteholder on the note. Any gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Net Investment Income. Certain non-corporate U.S. Holders will be subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, original issue discount and market discount realized on a note and any net gain recognized upon a disposition of a note. U.S. Holders should consult their tax advisors regarding the applicability of this tax in respect of their notes.

Information Reporting and Backup Withholding. The issuing entity will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and the amount of interest withheld for U.S. federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts or nonresident aliens who provide certification as to their status. Each U.S. Holder will be required to provide to the issuing entity, under penalties of perjury, IRS Form W-9 or other similar form containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity will be required to withhold at the currently applicable rate from interest otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s U.S. federal income tax liability. Holders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Because the depositor will not treat the issuing entity as an association or publicly traded partnership taxable as a corporation, and will treat all notes as indebtedness for federal income tax purposes, the depositor will not comply with the tax reporting requirements that would apply under any alternative characterizations of the issuing entity.

U.S. Federal Income Tax Consequences to Non-U.S. Holders.

If interest paid to or accrued by a Non-U.S. Holder is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, the interest generally will be considered “portfolio interest”, and generally will not be subject to United States federal income tax and withholding tax, as long as the Non-U.S. Holder:

•	is not actually or constructively a “10 percent shareholder” of the issuing entity or the depositor, including a holder of 10 percent of the applicable outstanding certificates, or a “controlled foreign corporation” with respect to which the issuing entity or the depositor is a “related person” within the meaning of the Code, and

•	provides an appropriate statement on IRS Form W-8BEN or W-8BEN-E signed under penalties of perjury, certifying that the Non-U.S. Holder is a Foreign Person and providing that Non-U.S. Holder’s name and address. If the information provided in this statement changes, the Non-U.S. Holder must so inform the issuing entity within 30 days of change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, then the interest would be subject to United States federal income and withholding tax at a rate of 30 percent unless reduced or eliminated pursuant to an applicable tax treaty. Non-U.S. Holders should consult their tax advisors with respect to the application of the withholding and information reporting regulations to their particular circumstances.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from United States federal income and withholding tax, provided that:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder; and

•	in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Non-U.S. Holder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States Federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to the currently applicable rate of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable tax treaty.

FATCA. Sections 1471 through 1474 of the Code (“FATCA”), (such provisions commonly known as (“FATCA”) impose additional reporting requirements on certain Foreign Persons, including certain foreign financial institutions and non-financial foreign entities. Such Foreign Persons must comply with information gathering and reporting rules with respect to their U.S. account holders and investors, and, in the case of certain foreign financial institutions, may be required to enter into agreements with the IRS or comply with an applicable intergovernmental agreement pursuant to which such foreign financial institution must gather and report certain information to the IRS or to the tax authority in its country of residence and withhold U.S. tax from certain payments made by it. Such Foreign Persons that fail to comply with the FATCA requirements will be subject to a 30% withholding tax on U.S. source payments, including interest and original issue discount, and, beginning January 1, 2017, on gross proceeds from the sale of any equity or debt instruments of U.S. issuers. Such withholding could apply to payments regardless of whether they are made to such Foreign Person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. The issuing entity will not pay additional amounts in respect of FATCA withholding tax. Accordingly, if a noteholder (or possibly an intermediary through which a noteholder holds its notes) is subject to FATCA withholding, a noteholder will receive significantly less than the amount that a noteholder would have otherwise received with respect to the notes. It is suggested that prospective investors consult their own tax advisors regarding the possible implications of this legislation on their particular circumstances.

Potential Recharacterization of Notes under Proposed Debt-Equity Regulations

U.S. Treasury and the IRS recently issued Treasury Regulations in proposed form that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for U.S. federal income tax purposes during periods in which the note is held by an applicable related party (generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). If these proposed Treasury Regulations are published as final in their current form or substantially similar form, it is expected that if any notes treated as stock under these rules would be automatically converted back to debt when acquired by a beneficial owner that is not an applicable related party, although the application of the proposed Treasury Regulations in this regard is not entirely clear. In the event that such conversion into a debt instrument is not automatic and the determination of debt-equity status would need to be conducted at such time, it is possible that such instrument could constitute equity in the issuing entity for U.S. federal income tax purposes. In this regard, investors should consider the discussion in “Possible Alternative Treatments of the Notes and Issuing Entity”. In the event that such conversion results in a debt instrument, the tax treatment of such a note may not be entirely clear and may have tax characteristics differing from notes of the same class that were not previously held by a related party. It is impossible to predict if or when the proposed Treasury Regulations may be adopted as final Treasury Regulations. The proposed Treasury Regulations are complex and may be changed before they are finalized. Prospective investors are urged to consult their tax advisors regarding the possible effects of the new rules.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, it is the opinion of tax counsel to the issuing entity that the notes will be characterized as debt for U.S. federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class notes were not debt for federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership. (Additionally, even if all the notes were treated as debt for federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership.)

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected holders, according to their respective interests therein. Under current law, the income reportable by noteholders as partners in such a partnership could differ from the income reportable by the noteholders as holders of debt. Generally, such differences are not expected to be material; however, certain noteholders may have adverse tax consequences. For example, cash basis noteholders might be required to report income when it accrues to the partnership rather than when it is received by the noteholders. All U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them. An individual U.S. Holder’s ability to deduct the U.S. Holder’s share of partnership expenses would be subject to the 2% miscellaneous itemized deduction floor. Any income allocated to a noteholder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt noteholder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a noteholder that is a Foreign Person might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) such person may be subject to tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) or (ii) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to federal income taxes at corporate tax rates on its taxable income generated by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the noteholders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to noteholders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to noteholders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

STATE AND LOCAL TAX CONSEQUENCES

The discussion above does not address the tax consequences of purchase, ownership or disposition of the notes under any state or local tax law. We encourage prospective investors to consult with their own tax advisors regarding state and local tax consequences.

The above discussion does not address the tax treatment of the issuing entity, notes, or noteholders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting the receivables will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax considerations for them of purchasing, holding and disposing of notes or membership interests.

TAX SHELTER DISCLOSURE AND INVESTOR LIST REQUIREMENTS

Treasury Regulations directed at “potentially abusive” tax shelter activity can apply to transactions not conventionally regarded as tax shelters. These regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information relating to such transactions. Organizers and sellers of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment in the notes. You may be required to report your investment in the notes even if your notes are treated as debt for federal income tax purposes. Significant penalties can be imposed for failure to comply with these disclosure and investor list requirements. Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment.

We suggest prospective investors consult with their tax advisors concerning any possible disclosure obligation with respect to your investment in the notes, and should be aware that the transferor and other participants in the transaction intend to comply with such disclosure and investor list requirement as each participant in its own discretion determines apply to them with respect to this transaction.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

Subject to the following discussion, the notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code, or an entity deemed to hold plan assets of the foregoing (each, a “benefit plan investor”), as well as by governmental plans (as defined in Section 3(32) of ERISA) and church plans (as defined in Section 3(33) of ERISA). Section 406 of ERISA and Section 4975 of the Code prohibit benefit plan investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such benefit plan investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such benefit plan investor. In addition, Title I of ERISA requires fiduciaries of a benefit plan investors subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Additionally, governmental plans, although not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code, may be subject to similar restrictions under applicable state, local or other law (“Similar Law”). Governmental and certain church plans are also subject to the prohibited transaction rules in Section 503(b) of the Code.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a benefit plan investor that acquired notes if assets of the issuing entity were deemed to be assets of the benefit plan investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan investor for the purposes of ERISA and the Code only if the benefit plan investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the regulation was applicable. An equity interest is defined under the regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes, which are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes or a characterization of the notes as other than indebtedness under applicable local law, the subsequent acquisition of the notes or interest therein by a benefit plan investor or other employee benefit plan that is subject to Similar Law is prohibited.

However, without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the regulation, the acquisition or holding of notes by or on behalf of a benefit plan investor could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, an originator, the servicer, the administrator, the underwriters, the owner trustee, the indenture trustee [, the [swap] [cap] counterparty] or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such benefit plan investors. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a benefit plan investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest to the benefit plan investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a benefit plan investor and persons who are parties in interest solely by reason of providing services to the benefit plan investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are benefit plan investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring a note (or interest therein), each purchaser or transferee (and if the purchaser or transferee is a benefit plan investor or other employee benefit plan, its fiduciary or trustee) will be deemed to represent and warrant that either (a) it is not acquiring and will not hold such note (or interest therein) with the plan assets of a benefit plan investor or other employee benefit plan that is subject to Similar Law or (b)(i) such note is rated at least “BBB-” or its equivalent by a nationally recognized statistical rating agency at the time of purchase or transfer and (ii) its acquisition and holding of the note (or interest therein) will not, in the case of a benefit plan investor, give rise to a nonexempt prohibited transaction under ERISA or Section 4975 of the Code or, in the case of an employee benefit plan subject to Similar Law, result in a violation of any Similar Law.

A plan fiduciary considering the acquisition of notes (or interest therein) should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

The sale of notes (or interest therein) to a benefit plan investor, an employee benefit plan or other retirement arrangement is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by plans generally or for any particular plan, or that this investment is appropriate for plans generally or any particular plan.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the [Class A notes and the Class B] notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the notes set forth opposite its name below:

Underwriter	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	[Class B Notes]	Total
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$

Total	$	$	$	$	$	$

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The depositor has been advised by the underwriters that the underwriters propose to offer the notes to the public initially at the offering prices set forth on the cover page of this prospectus, and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession	Reallowance Discount
Class A-1 Notes	%	%
Class A-2 Notes	%	%
Class A-3 Notes	%	%
Class A-4 Notes	%	%
[Class B Notes	%	%	]

If all of the classes of notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

[If market conditions permit, the depositor may decide to increase the amount of notes being offered and the size of the related pool of motor vehicles loans in a particular transaction subsequent to the delivery of the prospectus. If the pool balance of the portfolio of motor vehicle loans, the amount of each class of notes and the credit enhancement related thereto are proportionally increased, and if there are no material changes to the composition of the portfolio of motor vehicle loans on a percentage basis, then it is expected that no additional disclosure would be provided prior to the time the notes are sold.]

The depositor and VW Credit have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments which the underwriters may be required to make in respect thereto. In the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the [Class A notes and the Class B] notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the [Class A notes and the Class B] notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the Class A notes and Class B notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such [Class A notes and Class B] notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the [Class A notes and Class B] notes in accordance with Regulation M under the Securities Exchange Act of 1934 (as amended, the “Exchange Act “). Over-allotment transactions, involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions, permit bids to purchase the [Class A notes and Class B] notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions, involve purchases of the [Class A notes and Class B] notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class A notes and Class B notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the [Class A notes and Class B] notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that they will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

[It is expected that delivery of the notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially will settle more than three business days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of notes who wish to trade notes on the date hereof consult their own advisors.]

[Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, VW Credit, the depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.]

In the ordinary course of its business one or more of the underwriters and affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates. [One of the underwriters, or its affiliates, may be the [swap] [cap] counterparty under the interest rate [swap] [cap] agreement.] [An affiliate of one of the underwriters is the owner trustee, and an affiliate of another underwriter is the indenture trustee.]

As discussed under “Use of Proceeds” above, the depositor or its affiliates may apply all or any portion of the net proceeds of this offering to the repayment of debt, including warehouse debt secured by the receivables prior to their contribution to the issuing entity. One or more of the underwriters, the owner trustee, the indenture trustee, or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may receive a portion of the proceeds as a repayment of the debt.

The indenture trustee, on behalf of the issuing entity and at the direction of the servicer, may from time to time invest the funds in accounts and Permitted Investments acquired from the underwriters or their affiliates.

The [Class A notes and the Class B] notes are new issues of securities with no established trading market. The underwriters tell us that they intend to make a market in the [Class A notes and Class B] notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the [Class A notes and Class B] notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the [Class A notes and Class B] notes.

The depositor will receive aggregate proceeds of approximately $[        ] from the sale of the [Class A notes and Class B] notes (representing [    ]% of the initial note balance of the [Class A notes and Class B] notes) after paying the aggregate underwriting discount of $[        ] on the [Class A notes and Class B] notes. Additional offering expenses are estimated to be $[        ].

Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Subject to receiving certain opinions of counsel, Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

Offering Restrictions

Each underwriter has severally represented to and agreed with the issuing entity that:

•	it will not offer or sell any notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any securities, bank regulatory or other applicable law that applies to such underwriter; and

•	it will not offer or sell any notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

[Each underwriter has further severally represented to and agreed with the issuing entity that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, as amended (“FSMA”) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.]

[In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed with the depositor that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State other than to any legal entity which is a “qualified investor” as defined in the Prospectus Directive; provided that no such offer of notes shall require the issuing entity, the depositor or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by the issuing entity or the depositor, in press releases and in oral and written statements made by or with the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of VW Credit, the issuing entity or the depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. The issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of VW Credit, the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. The issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by the originator, the issuing entity or the depositor, in press releases and in oral and written statements made by or with the originator’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of the originator, VW Credit, the issuing entity or the depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. The originator, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the originator, VW Credit, the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. The originator, the issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

There are no legal or governmental proceedings pending, or to the knowledge of the sponsor, threatened, against the sponsor, depositor, indenture trustee, owner trustee, issuing entity, [[swap] [cap] counterparty,] servicer or originator, or of which any property of the foregoing is the subject, that are material to noteholders.

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for the servicer and the depositor by [        ], Attorney for VW Credit. Certain other legal matters with respect to the notes, including federal income tax matters, will be passed upon for the servicer and the depositor by Mayer Brown LLP, Chicago, Illinois. Mayer Brown LLP has from time to time represented VW Credit and its affiliates in other transactions. [        ] will act as counsel for the underwriters.

GLOSSARY

“Adjusted Pool Balance” means (a) as of the closing date, an amount equal to (x) the net pool balance as of the cut-off date minus (y) the yield supplement overcollateralization amount for the closing date and (b) for any payment date an amount equal to (x) the net pool balance at the end of the collection period preceding that payment date minus (y) the yield supplement overcollateralization amount for that payment date.

“Available Funds” means, for any payment date and the related collection period, if any, an amount equal to the sum of the following amounts: (i) all Collections received by the servicer during such collection period, (ii) the sum of the repurchase prices deposited in the collection account with respect to each receivable that will be purchased by VW Credit, the depositor or the servicer on that payment date, (iii) any amounts in the reserve account in excess of the Specified Reserve Account Balance, [(iv) the Net Swap Receipts (excluding any [swap] [cap] termination payments received from the [swap] [cap] counterparty and deposited into the [swap] [cap] termination payment account), (v) amounts on deposit in the [swap] [cap] termination payment account that exceed the cost of entering into a replacement interest rate [swap] [cap] agreement or any amounts on deposit in the [swap] [cap] termination payment account if the issuing determines not to replace the initial interest rate [swap] [cap] agreement and the Rating Agency Condition is met with respect to such determination, and (vi) the amount by which any amounts received from a replacement swap counterparty in consideration for entering into a replacement swap agreement exceeds the payments due to the swap counterparty following the termination of the interest rate swap agreement following an event of default or termination event under the interest rate swap agreement].

[“Controlling Class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding (excluding, in each case, notes held by the servicer or its affiliates).]

“Collections” means, with respect to any receivable and to the extent received by the servicer after the cut-off date, (i) any monthly payment by or on behalf of the obligor under that receivable, (ii) any full or partial prepayment of that receivable, (iii) all Liquidation Proceeds and (iv) any other amounts received by the servicer which, in accordance with the customary servicing practices, would customarily be applied to the payment of accrued interest or to reduce the outstanding principal balance of that receivable; provided, however, that the term Collections in no event will include (1) for any payment date, any amounts in respect of any receivable the repurchase price of which has been included in the Available Funds on that payment date or a prior payment date, (2) any Supplemental Servicing Fees or (3) rebates of premiums with respect to the cancellation or termination of any insurance policy, extended warranty or service contract that was not financed by that receivable.

“Defaulted Receivable” means, with respect to any collection period, any receivable as to which (a) any payment is past due 90 or more days or (b) the date on which the related vehicle has been repossessed. The outstanding principal balance of any receivable that becomes a “Defaulted Receivable” will be deemed to be zero as of the date it becomes a “Defaulted Receivable”.

“Financial Institution” means any securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business.

“Fitch” means Fitch Ratings, Inc.

“Foreign Person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes, regardless of its source, or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of such trust and one (1) or more U.S. Persons has the authority to control all substantial decisions of the trust or if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

[“funding date” means each date (but not more than once per week) after the closing date on which subsequent receivables are purchased by the issuing entity.]

[“Funding Period” means the period from the closing date until the earliest of (1) two full calendar months following the closing date; (2) the date the amount on deposit in the pre-funding account is $10,000 or less; and (3) the occurrence of an event of default under the indenture.]

[“LIBOR” means, with respect to any interest period, the London interbank offered rate for deposits in U.S. dollars having a maturity of one month commencing on the related LIBOR Determination Date which appears on Reuters Telerate Page 3750 (or, with respect to the interest rate [swap] [cap] agreement, the source of LIBOR under the interest rate [swap] [cap] agreement) as of 11:00 a.m., London time, on such LIBOR Determination Date; provided, however, that for the first interest period, LIBOR shall mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. dollars for a period that corresponds to the actual number of days in the first interest period. If the rates used to determine LIBOR do not appear on the Bloomberg Screen BBAM Page (or, with respect to the interest rate [swap] [cap] agreement, the source of LIBOR under the interest rate [swap] [cap] agreement), the rates for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of one month and in a principal balance of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on such LIBOR Determination Date to prime banks in the London interbank market by the reference banks. The indenture trustee will request the principal London office of each of such reference banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all such quotations. If fewer than two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates that one or more leading banks in New York City, selected by the indenture trustee (after consultation with the depositor), are quoting as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date to leading European banks for United States dollar deposits for that maturity; provided that if the banks selected as aforesaid are not quoting as mentioned in this sentence, LIBOR in effect for the applicable interest period will be LIBOR in effect for the previous interest period. The reference banks are the four major banks in the London interbank market selected by the indenture trustee (after consultation with the depositor).]

[“LIBOR Determination Date” means the second London Business Day prior to the closing date with respect to the first payment date and, as to each subsequent payment date, the second London Business Day prior to the immediately preceding payment date.]

“Liquidation Proceeds” means, with respect to any receivable, (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or maintained by the obligor in connection with a receivable, (b) amounts received by the servicer in connection with that receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of the related financed vehicle, a deficiency balance recovered from the related obligor after the charge-off of that receivable or as a result of any recourse against the related dealer, if any) on that receivable other than any monthly payments by or on behalf of the obligors thereunder or any full or partial prepayment of such receivable, in each case net of any expenses (including, without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection therewith and any payments required by law to be remitted to the related obligor; provided, however, that the repurchase price for any receivable purchased by VW Credit, the depositor or the servicer will not constitute Liquidation Proceeds.

[“London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.]

“Moody’s” means Moody’s Investors Service, Inc.

[“Net Swap Payment” means for the interest rate swap agreement, the net amount with respect to regularly scheduled payments, if any, owed by the issuing entity to the swap counterparty on any payment date, including prior unpaid Net Swap Payments and any accrued interest thereon under the interest rate swap agreement, but excluding Swap Termination Payments.]

[“Net Swap Receipts” means for the interest rate swap agreement, the net amounts owed by the swap counterparty to the issuing entity, if any, on any payment date, excluding any Swap Termination Payments.]

“Permitted Investments” means (i) evidences of indebtedness, maturing within thirty (30) days after the date of loan thereof, issued by, or guaranteed by the full faith and credit of, the federal government of the USA, (ii) repurchase agreements with banking institutions or broker-dealers registered under the Exchange Act which are fully secured by obligations of the kind specified in clause (i), (iii) money market funds (a) rated not lower than the highest rating category from [    ] and [    ] or [    ] from [    ] or (b) which are otherwise acceptable to each Hired Agency, as evidenced by a letter from that Hired Agency to the issuing entity or the indenture trustee, (iv) commercial paper (including commercial paper of any affiliate of the depositor, the servicer, the indenture trustee or the owner trustee) rated, at the time of investment or contractual commitment to invest therein, at least [    ] (or the equivalent) by [    ] and at least [    ] (or the equivalent) by [    ] or (e) such other investments acceptable to each Hired Agency, as evidenced by a letter from such rating agency to the issuing entity or the indenture trustee.

“Prepayment Assumption” means the method used to assume the anticipated rate of prepayments in pricing a debt instrument.

“Principal Distribution Amount” will mean for any payment date, an amount equal to the excess, if any, of (i) the Adjusted Pool Balance as of the end of the collection period preceding the related collection period, or as of the cut-off date, in the case of the first collection period, over (ii) the Adjusted Pool Balance as of the end of the related collection period, together with any portion of the Principal Distribution Amount that was to be distributed as such on any prior payment date but was not so distributed because sufficient funds were not available to make such distribution; provided, however, that if the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses first through [seventh] under “Description of the Transfer Agreements and the Administration Agreement—Priority of Payments” on that payment date would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes and the servicer specifies in the servicer’s certificate that amounts on deposit in the reserve account will be used to the extent necessary to pay all outstanding notes, then the Principal Distribution Amount for such payment date will mean an amount equal to the aggregate outstanding principal balance of all of the outstanding notes; and provided, further, that the Principal Distribution Amount on and after the final scheduled payment date of any class of notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal balance of that class of notes to zero.

“Rating Agency Condition” means, with respect to any event or circumstance and each Hired Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Hired Agency’s published ratings criteria to this effect) by that Hired Agency that the occurrence of that event or circumstance will not cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to any of the notes or (b) that such Hired Agency has been given notice of that event or circumstance at least ten days prior to the occurrence of that event or circumstance (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable) and such Hired Agency shall not have issued any written notice that the occurrence of that event or circumstance will itself cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Hired Agency has any duty to review any notice given with respect to any event, and it is understood that such Hired Agency may not actually review notices received by it prior to or after the expiration of the ten (10) day period described in (b) above. Further, each Hired Agency retains the right to downgrade, qualify or withdraw its rating assigned to all or any of the notes at any time in its sole judgment even if the Rating Agency Condition with respect to an event had been previously satisfied pursuant to clause (a) or clause (b) above.

[“Receivables Purchase Price” means, with respect to subsequent receivables purchased on a funding date, [●]% of the Subsequent Pool Balance of such subsequent receivables (provided, however, that the Receivables Purchase Price on the final funding date may be adjusted as agreed to by the depositor and the issuing entity to be less than [●]% for the purpose of using all funds remaining on deposit in the pre-funding account to purchase subsequent receivables).]

“Regulation” means the United States Department of Labor regulation (29 C.F.R. Section 2510.3-101) concerning the definition of what constitutes the assets of an employee benefit plan or an individual retirement account subject to the Employee Retirement Income Security Act of 1974, as amended.

“Scheduled Interest Method” means the method of calculating interest due on a motor vehicle retail installment sale contract and/or installment loan without regard to the period of time which has elapsed since the preceding payment was made, using the Scheduled Interest Method or the method known as the Rule of 78s or sum-of-the-digits method.

“SEC” means the United States Securities and Exchange Commission.

[“Senior Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an interest rate swap agreement that is not a Subordinated Swap Termination payment.]

“Short-Term Note” means any note that has a fixed maturity date of not more than one year from the issue date of that note.

“Simple Interest Method” means the method of calculating interest due on a motor vehicle retail installment sale contract and/or installment loan on a daily basis based on the actual outstanding principal balance of the receivable on that date.

“Simple Interest Receivables” means receivables pursuant to which the payments due from the obligors during any month are allocated between interest, principal and other charges based on the actual date on which a payment is received and for which interest is calculated using the Simple Interest Method. For these receivables, the obligor’s payment is first applied to interest accrued as of the actual due date and then the remaining payment is applied to the unpaid outstanding principal balance and then to other charges. Accordingly, if an obligor pays the fixed monthly installment in advance of the due date, the portion of the payment allocable to interest for that period since the preceding payment will be less than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly greater. Conversely, if an obligor pays the fixed monthly installment after its due date, the portion of the payment allocable to interest for the period since the preceding payment will be greater than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly smaller. When necessary, an adjustment is made at the maturity of the receivable to the scheduled final payment to reflect the larger or smaller, as the case may be, allocations of payments to interest or principal under the receivable as a result of early or late payments, as the case may be. Late payments, or early payments, on a Simple Interest Receivable may result in the obligor making a greater—or smaller—number of payments than originally scheduled. The amount of additional payments required to pay the outstanding principal balance in full generally will not exceed the amount of an originally scheduled payment. If an obligor elects to prepay a Simple Interest Receivable in full, the obligor will not receive a rebate attributable to unearned finance charges. Instead, the obligor is required to pay finance charges only to, but not including, the date of prepayment. The amount of finance charges on a Simple Interest Receivable that would have accrued from and after the date of prepayment if all monthly payments had been made as scheduled will generally be greater than the rebate on a Scheduled Interest Receivable that provides for a Rule of 78s rebate, and will generally be equal to the rebate on a Scheduled Interest Receivable that provides for a simple interest rebate, as is described in the following paragraph.

“Specified Reserve Account Balance” means, as of the closing date, $[        ], and for any payment date, [the lesser of $[        ] and the aggregate outstanding balance of the notes after giving effect to all payments of principal on that payment date].

“Special Tax Counsel” means Mayer Brown LLP, as special tax counsel to the depositor.

“Standard & Poor’s” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.

[“Subordinate Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an interest rate swap agreement where the Swap Counterparty is the “defaulting party” or sole “affected party” (other than with respect to “illegality” or a “tax event”), as each such term is defined in such interest rate swap agreement.]

[“Subsequent Pool Balance” means, with respect to all of the subsequent receivables transferred on a funding date, the aggregate principal balance of such subsequent receivables as of the related subsequent cut-off date.]

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges and (iv) any and all other administrative fees or similar charges allowed by applicable law with respect to any receivable.

“Swap Termination Payment” means payments due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty under the interest rate swap agreement, including interest that may accrue thereon, due to a termination of the interest rate swap agreement due to an “event of default” or “termination event” under the interest rate swap agreement.

INDEX OF PRINCIPAL TERMS

60-Day Delinquent Receivables	78
AAA	80
ABS	59
ABS Tables	60
adjusted pool balance	14
Adjusted Pool Balance	121
administration agreement	76
administrator	6, 37
advance	84
AIFM Regulation	108
AIFMD	108
AIFMs	108
amortization period	12
asset representations reviewer	7
Asset Review	79
asset-level data	58
authorized persons	2
Available Funds	121
Bankruptcy Code	103
benefit plan investor	114
business day	70
Cap Rate	74
Cap Receipt	74
CFPB	25
clean-up call	9
Clearstream	68
closing date	7
Code	109
collection period	80
Collections	121
Controlling Class	121
CRR	108
cut-off date	10
Defaulted Receivable	121
Delinquency Percentage	78
Delinquency Trigger	78
depositor	6, 41
Dodd-Frank Act	24, 104
DTC	2, 67
EEA	108
ERISA	114
EU Retention Rules	108
Euroclear	68
event of default	9, 92
excess interest	15
Exchange Act	117
FATCA	113
final scheduled payment date	71
financed vehicles	10
Financial Institution	121
First Allocation of Principal	85
Fitch	121

floating rate notes	7
Foreign Person	121
FSMA	2, 118
FTC Rule	101
Funding Date	121
Funding Period	122
HDC Rule	102
Hired Agencies	16
indenture	76
indenture trustee	6, 40
Instituting Noteholders	78
institutions	108
interest rate cap agreement	74
interest rate swap agreement	72
Internal Revenue Code	39
Investment Company Act	16, 107
IRS	109
issuing entity	6, 37
issuing entity property	10, 38
LIBOR	122
LIBOR Determination Date	122
Liquidation Proceeds	122
London Business Day	122
monthly remittance condition	82
Moody’s	122
net pool balance	9
net swap payment	15
Net Swap Payment	122
Net Swap Receipts	122
Note Factor	67
Noteholder Direction	78
noteholders	70
obligors	10
offer of notes to the public	118
OID	110
Order	2
originator	6, 38
owner trustee	6, 40
payment date	7
payment default	93
payment waterfall	84
Permitted Investments	123
Pool Factor	67
pre-funded amount	83
Prepayment Assumption	123
Principal Distribution Amount	123
Prospectus Directive	3, 118
PTCE	115
purchase agreement	76
Rating Agency Condition	123
receivables	10
receivables pool	10

A-1

record date	7, 70
regulation	115
Regulation	123
Regulation RR	17
Relevant Implementation Date	118
Relevant Member State	118
Relief Act	101
requesting party	79
Retained Notes	118
Review Conditionse	78
Review Expenses	79
Review Satisfaction Date	78
revolving period	12
Rule 193 Information	57
sale and servicing agreement	76
Scheduled Interest Method	123
SEC	2, 67, 124
Second Allocation of Principal	85
Securities Act	116
securitized pool	57
senior swap termination payment	15
Senior Swap Termination Payment	124
servicer	6, 41
servicer replacement events	90

servicing fee	6, 89
Short-Term Note	124
Similar Law	115
Simple Interest Method	124
Simple Interest Receivables	124
Special Tax Counsel	124
specified reserve account balance	14
Specified Reserve Account Balance	124
sponsor	6
Standard & Poor’s	124
Subject Receivables	78
subordinated swap termination payment	15
Subordinated Swap Termination Payment	124
subsequent cut-off date	10
Supplemental Servicing Fees	125
swap counterparty	7
Swap Termination Payment	125
transfer agreements	76
verification documents	69
Volkswagen AG	41
Volkswagen Group of America	41
VW Credit	2, 6, 37
weighted average life	61
yield supplement overcollateralization amount	89

A-2

APPENDIX A

STATIC POOL INFORMATION REGARDING CERTAIN PREVIOUS SECURITIZATIONS

Characteristics of the Receivables

The retail installment sale contracts and installment loans in each of VW Credit, Inc.’s securitized portfolios consisted of receivables originated by a dealer in accordance with its customary servicing practices in effect at the time of origination in accordance with the underwriting procedures in effect at such time, and assigned to the applicable issuing entity on the applicable closing date. As of the relevant cut-off date, the retail installment sale contracts and installment loans in the securitized portfolios consisted of the characteristics provided below.

Original Pool Characteristics as of Cutoff Date

Retail Securitization	VALET 20[ ]-[ ]	VALET 20[ ]-[ ]	VALET 20[ ]-[ ]
Closing Date
Cutoff Date

Number of Receivables
Aggregate Outstanding Principal Balance
Outstanding Principal Balance
Average
Minimum
Maximum

Contract Rate
Average(1)
Minimum
Maximum

Weighted Average Original Term (Months)
Average(1)
Minimum
Maximum

Weighted Average Remaining Term (Months)
Average(1)
Minimum
Maximum

Seasoning (Months)(2)
Average
Minimum
Maximum

Percentage By Principal Balance of New Vehicles

Percentage By Principal Balance of Used Vehicles

Percentage of Principal Balance of Volkswagen Vehicles

Percentage of Principal Balance of Audi Vehicles

Weighted Average FICO® Score(3)
Minimum
Maximum

(1)	Weighted by outstanding principal balance as of the cut-off date.
(2)	FICO® is a federally registered trademark of Fair Isaac Corporation.
(3)	FICO® scores are calculated as of origination of the related receivables and exclude obligors from which no FICO® score was available as of origination of the related receivable.

Distribution of Receivables as of Cutoff Date

Retail Securitization	VALET 20[ ]-[ ]		VALET 20[ ]-[ ]		VALET 20[ ]-[ ]
Closing Date
Cutoff Date

By Original Term(1)		%		%		%
12 - 18 months		%		%		%
19 - 23 months		%		%		%
24 - 30 months		%		%		%
31 - 36 months		%		%		%
37 - 42 months		%		%		%
43 - 48 months		%		%		%
49 - 60 months		%		%		%

By Remaining Term(1)
12 - 18 months		%		%		%
19 - 23 months		%		%		%
24 - 30 months		%		%		%
31 - 36 months		%		%		%
37 - 42 months		%		%		%
43 - 48 months		%		%		%
49 - 60 months		%		%		%

By Contract Rate(1)
0.00% - 0.00%		%		%		%
1.00% - 1.99%		%		%		%
2.00% - 2.99%		%		%		%
3.00% - 3.99%		%		%		%
4.00% - 4.99%		%		%		%
5.00% - 5.99%		%		%		%
6.00% - 6.99%		%		%		%
7.00% - 7.99%		%		%		%
8.00% - 8.99%		%		%		%
9.00% - 9.99%		%		%		%
10.00% - 10.99%		%		%		%
11.00% - 11.99%		%		%		%
12.00% - 12.99%		%		%		%
13.00% - 13.99%		%		%		%
14.00% - 14.99%		%		%		%
15.00% - 15.99%		%		%		%
16.00% - 16.99%		%		%		%
17.00% - 17.99%		%		%		%
18.00% - 18.99%		%		%		%

By State, States Representing More than 5%(1)
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%

(1)	As a Percent of Total Original Aggregate Outstanding Principal Balance

Prepayment Speed Information

Set forth below is prepayment speed information relating to VW Credit, Inc.’s securitized portfolios of retail installment sale contracts and installment loans. Prepayment speed information is present in the chart below for each series for as long as such series remains outstanding. For more information regarding prepayment speeds, you should refer to “Weighted Average Life of the Notes” in this prospectus.

VALET 20[    ]-[    ] to VALET 20[    ]-[    ](1)

Period	VALET 20[ ]-[ ]	VALET 20[ ]-[ ]	VALET 20[ ]-[ ]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19(2)

(1)	The “Prepayment Amount” is defined as the non-scheduled amortization of the pool of receivables for the applicable period. This includes voluntary prepayments, voluntary early payoffs, payments from third parties, repurchases, aggregate amount of Defaulted Receivables and servicer advances.

This prepayment amount is converted into a monthly Single Month Mortality Rate “SMM” expressed as a percentage which is the Prepayment Amount divided by the previous month’s actual month-end aggregate net pool balance less the scheduled payments made during the month.

The “Prepayment Speeds” shown in the chart are derived by converting the SMM into the ABS Speed by dividing (a) the SMM by (b) the sum of (i) one and (ii) the SMM multiplied by the age of the pool, in months, minus one. The age of the pool is assumed to be the weighted average age of the pool at cut-off date plus the number of months since the cut-off date.

(2)	Optional clean-up call exercised in month [ ].

Prepayment Speed

Set forth below is historical minimum, maximum and average prepayment speed information based on one month ABS speed aggregated for all included series for each month following each such series issuance for as long as such series remains outstanding. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this Prospectus.

(1)	Investors are encouraged to carefully review the table above, which contains the underlying historical data used in preparing the above graph. The data used to complete the information reflected with respect to later months is based on less than all series listed because more recently issued series will only be reflected to the extent of their current number of months outstanding and earlier issued series may have amortized more quickly than the number of months reflected on the above graph.
(2)	Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each series represented in the above graph beginning on page [ ] of this Prospectus under “—Original Pool Characteristics as of Cut-Off Date.” Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.
(3)	Period average for each month is based on the sum of the actual ABS prepayment speeds for all series outstanding in such month divided by the total number of series outstanding in such month.

Delinquency Experience

Set forth below is delinquency information relating to VW Credit, Inc.’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

VALET 20[    ]-[    ](1)

Aggregate Outstanding Principal Balance	31 – 90 Days Delinquent	% of Ending Pool Balance	90+ Days Delinquent	% of Ending Pool Balance

(1)	An account is considered delinquent if more than 25% of the scheduled monthly payment is past due. The period of delinquency is based on the number of days payments are contractually past due.

(1)	An account is considered delinquent if 25% or more of the scheduled monthly payment is past due. The period of delinquency is based on the number of days payments are contratually past due.

Credit Loss Experience

Set forth below is credit loss information relating to VW Credit, Inc.’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

VALET 20[     ]-[     ] [Original Aggregate Outstanding Principal Balance [$        ]

Aggregate Outstanding Principal Balance on Charged-off(1) Units	Recoveries(2)	Net Charge-off	Cumulative Net Charge-off as % Original Aggregate Outstanding Principal Balance

(1)	Recoveries generally include the net amounts received with respect to a retail contract previously charged off.
(2)	Cumulative net losses generally represent the excess of (a) the aggregate outstanding principal balance of all defaulted receivables that became defaulted receivables during the period over (b) aggregate liquidation proceeds and recoveries for all defaulted receivables for that period.

(1)	Investors are encouraged to carefully review the information set forth under “Credit Loss Experience” beginning on page [ ] of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page [ ] of this Prospectus under “— Original Pool Characteristics as of Cutoff Date.” Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the servicer or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the notes offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Volkswagen Auto Loan Enhanced Trust 20[    ]-[    ]

Issuing Entity

Class A-1 Notes	$
Class A-2 Notes	$
Class A-3 Notes	$
Class A-4 Notes	$
[Class B Notes]	$

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

Depositor

VW Credit, Inc.

Sponsor, Originator and Servicer

PROSPECTUS

[Underwriters]

Until [    ], 20[    ], all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

An estimate of the various expenses in connection with the offering of the notes being registered hereby will be included in the applicable prospectus.

Item 13.	Indemnification of Directors and Officers.

Volkswagen	Auto Lease/Loan Underwritten Funding, LLC

Volkswagen Auto Lease/Loan Underwritten Funding, LLC is a Delaware limited liability company. Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement, as amended (the “LLC Agreement”), of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) provides:

(a) To the fullest extent permitted by law, neither the member nor the special member nor any officer, director, employee or agent of the Depositor nor any employee, representative, agent or affiliate of the member or the special member (collectively, the “Covered Persons”) shall be liable to the Depositor or any other person who has an interest in or claim against the Depositor for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Depositor for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the LLC Agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the member and the special member shall not have personal liability on account thereof; and provided further, that so long as any obligation is outstanding, no indemnity payment from funds of the Depositor (as distinct from funds from other sources, such as insurance) of any indemnity under the LLC Agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Depositor prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Depositor of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the LLC Agreement; provided, however, that any indemnity under the LLC Agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the member and the special member shall not have personal liability on account thereof; and provided further, that so long as any obligation is outstanding, no indemnity payment from funds of the Depositor (as distinct from funds from other sources, such as insurance) of any indemnity under the LLC Agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Depositor and upon such information, opinions, reports or statements presented to the Depositor by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Depositor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Depositor or to any other Covered Person, a Covered Person acting under the LLC Agreement shall not be liable to the Depositor or to any other Covered Person for its good faith reliance on the provisions of the LLC Agreement or any approval or authorization granted by the Depositor or any other Covered Person.

The officers and directors of the Depositor have entered into indemnity agreements with VW Credit, Inc., as sole member of the Depositor. Each of these indemnity agreements provide that:

(a) To the fullest extent permitted by law, neither any director, officer, employee nor agent of the Depositor (collectively, the “Covered Persons”) shall be liable to the member or any other person who has an interest in or claim against the member for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement.

(b) Notwithstanding anything to the contrary in Depositor’s LLC Agreement, to the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the member for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that (i) no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions and (ii) no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person to the extent such Covered Person has recovered for such loss, damage or claim under the LLC Agreement.

(c) A Covered Person shall be fully protected in relying in good faith upon the records of the Depositor and upon such information, opinions, reports or statements presented to the Depositor by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Depositor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

The Depositor has also entered into a Management Services Agreement with VW Credit, Inc. and VW Credit Leasing, Ltd., a Delaware statutory trust (the “Origination Trust”), pursuant to which the Depositor performs certain managerial and administrative functions on behalf of the Origination Trust. The Management Services Agreement provides that VW Credit, Inc., as servicer for the Origination Trust, will indemnify the Depositor, its members, directors, officers and employees against all losses, claims, damages, penalties, judgments, liabilities and expenses arising out of or relating to the Depositor’s performance of (or failure to perform) its obligations under the Management Services Agreement.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the Depositor against specified liabilities, including liabilities under the Securities Act relating to certain information provided by the underwriters.

Other Indemnification

The Depositor maintains insurance to indemnify any person who has been, now is or shall become a duly elected director or a duly elected or appointed officer of the Depositor against any exposure, liability or loss.

Item 14.	Exhibits.

A list of exhibits filed here with or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15.	Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430D or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf or the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A):

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herndon, Commonwealth of Virginia, on August 9, 2016.

VOLKSWAGEN AUTO LEASE/LOAN UNDERWRITTEN FUNDING, LLC,
a Delaware Corporation (Registrant)

By:	/s/ William Horwath
Name:	William Horwath
Title:	President

By:	/s/ Horst Meima
Name:	Horst Meima
Title:	Chief Financial Officer

II-S-1

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 2 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ William Horwath	President, Treasurer and Director (Performing the Functions of Principal Executive Officer)	August 9, 2016
William Horwath

*	Chief Financial Officer and Director (Performing the Functions of Principal Financial Officer and Principal Accounting Officer)	August 9, 2016
Horst Meima

*	Director
Dr. Kevin McDonald		August 9, 2016

*	The undersigned, by signing his name hereto, does hereby sign this Amendment No. 2 to Form SF-3 on behalf of the above indicated officer or director of the registrant pursuant to the Power of Attorney previously signed by such officer or director.

By:	/s/ William Horwath
Name:	William Horwath
Title:	Attorney-in-Fact

II-S-2

EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1.1	Certificate of Formation of the Depositor*

3.1.2	Certificate of Amendment to Certificate of Formation of the Depositor*

3.2	Executed LLC Agreement of the Depositor*

4.1	Form of Indenture between Volkswagen Auto Loan Enhanced Trust 20[●]-[●] (the “Issuer”) and [●], as Indenture Trustee (including forms of Notes)

5.1	Opinion of Mayer Brown LLP with respect to legality*

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters*

10.1	Form of Sale and Servicing Agreement between the Issuer, VALU Funding, as Seller, VW Credit, Inc. (“VCI”), as Servicer, and [●], as Indenture Trustee

10.2	Form of Purchase Agreement between VCI, as Seller and VALU Funding, as Purchaser*

10.3	Form of Administration Agreement between the Issuer, the Administrator, [●], as Indenture Trustee and [●], as Owner Trustee*

10.4	Form of Interest Rate [Cap] [Swap] Agreement between the Issuer and [●], as [Cap Provider] [Swap Counterparty]*

10.5	Form of Amended and Restated Trust Agreement between Volkswagen Auto Lease/Loan Underwritten Funding, LLC (“VALU Funding”), as Depositor and [●], as Owner Trustee*

10.6	Form of Asset Representations Review Agreement between VCI, VALU Funding, as Seller, [•], as Asset Representations Reviewer, the Issuer, and [●], as Indenture Trustee.

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)*

24.1	Powers of Attorney*

24.2	Certified Copy of Resolutions authorizing Powers of Attorney

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities*

102.1	Asset Data File***

103.1	Asset Related Documents***

*	Previously filed.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.
***	To be filed as an exhibit to Form ABS-EE and incorporated by reference into the prospectus to the extent required by applicable law or regulation.